As submitted confidentially to the Securities and Exchange Commission on July 19, 2013

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Borderfree, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	52-2216062
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

292 Madison Avenue, 5th Floor

New York, New York 10017

(212) 299-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael A. DeSimone

Borderfree, Inc.

Chief Executive Officer

292 Madison Avenue, 5th Floor

New York, New York 10017

(212) 299-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark J. Macenka Joseph C. Theis, Jr. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Edwin A. Neumann Borderfree, Inc. Chief Financial Officer 292 Madison Avenue, 5th Floor New York, New York 10017 (212) 299-3500	Jeffrey D. Saper Robert D. Sanchez Michael Nordtvedt Wilson Sonsini Goodrich & Rosati, Professional Corporation 1700 K Street NW, Fifth Floor Washington, DC 20006 (202) 973-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a small reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share

(1)	Estimated solely for purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued July 19, 2013

                 Shares

COMMON STOCK

Borderfree, Inc. is offering                  shares of our common stock and the selling stockholders identified in this prospectus are offering an additional                  shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares of common stock. We anticipate that the initial public offering price of our common stock will be between $         and $         per share.

We will apply to list our common stock on the              under the symbol “             .”

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Borderfree	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriters.”

We and the selling stockholders have granted the underwriters the right to purchase up to an additional                 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                  , 2013.

MORGAN STANLEY	CREDIT SUISSE

PACIFIC CREST SECURITIES

CANACCORD GENUITY	WILLIAM BLAIR	NEEDHAM & COMPANY

                , 2013

Going global. Simplified.

Ecommerce
Logistics
The Borderfree Solution
Insights
Marketing

Borderfree manages all aspects of the international shopping experience.

- Site Localization
- Payment Processing
- Fraud Management
- Landed Cost Calculation
- Customs Compliance
- Global Logistics
- Global Shopping Trends
- Marketing Strategies

BORDERFREE

Total Customer Ecommerce Sites on our Platform

As of year end — 2008 to 2012

150
120
90
60
30
0
25 Sites
41 Sites
64 Sites
94 Sites
133 Sites
2008
2009
2010
2011
2012

Gross Merchandise Volume (GMV)

Per year from 2008 to 2012

$350 M
$250 M
$150 M
$50 M
$0
$4.7M
$24.6M
$77.1M
$137.2M
$301.7M
2008
2009
2010
2011
2012

You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission, or SEC. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or any free writing prospectus. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                 , 2013 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: Neither we, any of the selling stockholders nor any of the underwriters have done anything that would permit this offering outside the United States or permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth in the section of this prospectus captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

BORDERFREE, INC.

We are a market leader in international cross-border ecommerce, operating a proprietary technology and services platform to enable U.S. retailers to transact with consumers in more than 100 countries and territories worldwide. The market opportunity for international cross-border ecommerce is large and significantly under-monetized by U.S. retailers today. Many U.S.-based online retailers view international expansion as important to their overall business strategies, yet international ecommerce revenues are limited today for many of these retailers. Based on the database of web merchants ranked in Internet Retailer’s 2013 Top 500 Guide, less than 60% currently sell internationally. We believe this is due to the significant challenges associated with selling to global consumers.

We believe Borderfree delivers the most comprehensive cross-border ecommerce solution available through a single unified platform enabling retailers to capitalize on the large cross-border market opportunity. Our customers, comprised of the retailers and brands that integrate our solution, use our highly scalable Borderfree platform to develop a seamless global ecommerce business across web, mobile and in-store channels to transact with international shoppers, who we refer to as consumers. Borderfree manages all aspects of the international shopping experience, including site localization, multi-currency pricing, payment processing, fraud management, landed cost calculation, customs clearance and brokerage, and global logistics services while maintaining the integrity of our customers’ brands and the consumer experience. Our integrated cross-border solution enables retailers to begin selling internationally typically within 90 days without the need to invest in expensive infrastructure, software, in-house compliance expertise or international vendor relationships. In addition, as a result of our scale and experience in international ecommerce, we have amassed a substantial amount of data that enables us to provide actionable marketing and merchandising insights to our customers to help grow their global sales.

Today, we are enabling the online international expansion initiatives of some of the largest U.S. retailers and brands, including Aeropostale, J.Crew, Macy’s, Neiman Marcus, Under Armour, Warby Parker, Williams- Sonoma and Zulily. As of March 31, 2013, our platform powered 141 ecommerce sites for 88 customers.

We derive our revenue from fees paid to us by our customers based on a percentage of their sales generated through our platform. Our customer contracts typically have multi-year initial terms ranging from one to four years, followed by one-year renewal periods. We generate additional revenue from fulfillment services, foreign exchange and other transaction related fees. We operate our business through an asset-light model, requiring minimal capital investment, which allows us to scale our business in a cost effective and efficient manner.

Founded in 1999, we initially came to market with a patented foreign exchange technology solution that allowed ecommerce retailers to automatically present and settle transactions in the preferred currencies of their global consumers. As our business evolved, we realized that the problems retailers faced selling internationally went beyond foreign exchange to include localization, payments and logistical complexities. In response to these challenges we developed a comprehensive global ecommerce technology and service offering and renamed our company FiftyOne. In 2013, following the 2012 acquisition of the Borderfree business unit of Canada Post Corporation, we changed our name to Borderfree.

Since the commercial launch of our global ecommerce platform in 2008, we have experienced significant growth. We processed $137 million, $302 million and $92 million of gross merchandise volume, or GMV, on our platform during 2011, 2012, and the three months ended March 31, 2013, representing period over period growth of 78%, 120% and 81%, respectively. We experienced similar growth in revenue, generating revenue of $37 million, $81 million and $26 million and Adjusted Revenue of $38 million, $81 million and $26 million in the same periods, representing period over period Adjusted Revenue growth of 84%, 114%, and 73%, respectively. The growth in GMV on our platform and revenue was supported by a 96% growth in our customer base from 45 to 88 customers between January 1, 2011 and March 31, 2013. For a definition of GMV and Adjusted Revenue and a reconciliation of revenue to Adjusted Revenue, see the section entitled “Prospectus Summary—Summary Financial and Other Data.”

Market Opportunity

As a global ecommerce platform for online retailers, we benefit from international trends in ecommerce, which include the following:

•	Strong demand for U.S. brands from global consumers provides U.S. retailers significant opportunities to serve markets outside the United States.

•

Broadband penetration and continued development of infrastructure for online payments and fulfillment are making it easier for global consumers to purchase from U.S. brands. As a result of these trends, International Data Corporation, or IDC, expects Internet penetration to rise, with the number of Internet consumers (outside the United States) purchasing online to grow at a 17% compound annual growth rate, or CAGR, from 2012 to 2017.

•

The proliferation of smartphones and tablets provides another convenient channel for global consumers to shop. IDC predicts that the number of smartphone and tablet users outside the United States will more than double from 900 million in 2012 to 1.9 billion by 2017.

Given our focus on cross-border ecommerce, our addressable market is comprised of physical goods, such as apparel, handbags, jewelry, sporting goods, home décor, and toys, which can be shipped cost-effectively, and therefore does not include digital goods and services, such as music downloads and travel. According to IDC, the global ecommerce market for physical goods was $392 billion in 2012, of which $114 billion was in the United States. IDC expects the global ecommerce market for physical goods outside the United States to grow at an 18% CAGR from 2012 to reach $640 billion by 2017, outpacing expected growth of 7% CAGR over the same period in the U.S. market. According to IDC, in 2012 there were approximately 790 million consumers outside the United States that are potentially addressable by U.S. retailers, with many more coming online every year.

According to Forrester, international expansion is top of mind for many retailers, with 75% of respondents ranking international expansion as either “very important” or “somewhat important” to their overall business strategies in their recent survey of U.S.-based online retailers. Despite this view, many of these retailers are at a very early stage of global expansion and for the majority of brands, international ecommerce revenues are limited. In fact, based on the database of web merchants ranked in Internet Retailer’s 2013 Top 500 Guide, less than 60% currently sell internationally. We believe this is due to the significant challenges associated with selling to global consumers.

We believe that those U.S. retailers not selling internationally today are missing out on significant demand from international consumers that, if served, could generate significant incremental ecommerce revenues for those retailers. Based on comScore data from May 2013, U.S. retailers in the Internet Retailer 500 receive an average of 22% of their visitor traffic from international consumers. We believe that this percentage will grow as internet penetration increases internationally, driving more global consumers to shop online with U.S. retailers for the greater product selection from their favorite U.S. brands.

Challenges of International Cross Border Ecommerce

Challenges for Retailers

Selling globally can be expensive and complicated. There are currently two in-house alternatives to sell to global consumers: cross-border trading and establishing an in-country presence. Retailers who sell directly from their U.S. website, which we refer to as cross-border trading, face challenges and risks including complicated import and export regulations and restrictions, an increased risk of credit card fraud, lower sales conversion rates due to the difficulty in tailoring the product offerings on their U.S. based website to global consumers and damage to their overall brand image if they provide a frustrating consumer experience. Retailers establishing an in-country presence face challenges and risks including investment of significant time and money to establish and maintain country-specific operations and infrastructure with limited ability to assess local consumer demand, exposure to foreign exchange and tax risk, and an inability to scale effectively from one market to another. The challenges and risks posed by these alternatives cause many U.S. retailers to delay or forego the opportunity to generate additional revenue from international cross-border sales and further expand their brand awareness around the world.

Challenges for the Global Consumer

Global consumers outside the United States are often faced with a disappointing customer experience whether they buy from a retailer’s local in-country website or U.S. website. When global consumers attempt to buy from a U.S. retailer’s local in-country website, they frequently encounter limited product selection. When global consumers buy from a retailer’s U.S. website, they frequently encounter high shipping costs, unexpected fees upon delivery and restrictive payment alternatives. We believe these issues make it frustrating for the global consumer and ultimately more difficult for that consumer to buy from U.S. retailers, thereby creating a significant disparity between websites visited and transactions consummated by consumers outside the United States.

We believe the combination of the large international cross-border ecommerce opportunity and challenges of implementing an in-house solution create a significant opportunity for a differentiated third party solution.

The Borderfree Solution

The Borderfree solution is a proprietary ecommerce technology and services platform designed to remove the barriers to international cross-border ecommerce. Key benefits of our platform include:

Comprehensive Solution. We believe Borderfree delivers the most comprehensive international ecommerce solution available through a single unified platform. Borderfree manages all aspects of the international sales process, including site localization, multi-currency pricing, payment processing, fraud management, landed cost calculation, customs clearance and brokerage and global logistics services while providing a high quality consumer experience throughout.

High Return on Investment. Our platform offers a capital efficient, cost effective and low risk solution for retailers to compete in international markets. After a minimal initial investment for integration with our platform, which enables retailers to launch in all or select markets without any incremental cost, customers then pay us a percentage of the sales they generate through our platform.

High Quality Consumer Experience. Our platform enables our customers to provide a localized experience that maintains their brand integrity. Our platform welcomes consumers to our customers’ websites in their local language and provides them with local payment options and landed cost calculations which are the transaction costs inclusive of all tariffs, value added tax, shipping costs, and clearance fees ensuring there are no surprise charges. Consumers also benefit from the retailers’ international returns and other consumer service initiatives.

Customizable Pricing and Promotion Strategies. In addition to providing market specific knowledge to our customers, we aggregate and analyze the data generated from the transactions processed on our platform. Our customers are able to leverage this data to create, test and deploy country-specific pricing and promotion strategies to maximize sales and checkout conversion.

Access to New Sales and Marketing Channels. We help create new sales channels for retailers by syndicating curated product assortments to highly trafficked marketplaces where international consumers are already demonstrating a propensity to purchase similar products. Additionally, strategic partnerships with global marketing partners are integrated into the Borderfree platform to expand the marketing reach of our customers to many millions of qualified consumers.

Our Competitive Strengths

As a result of our extensive experience in cross-border ecommerce and substantial data asset resulting from consumer interactions on our platform, we enjoy a strategic relationship with our customers. Our customers look to us for a technology solution to enable international ecommerce expansion as well as for strategic advice on how to best expand in markets around the world. Our competitive strengths include:

Comprehensive and Scalable Platform. Our ecommerce platform enables retailers to begin selling internationally without requiring significant investment of time or resources. As the retailer’s global sales grow, our platform has the features and functionality to scale with them and effectively address their needs.

Global Reach and Scale. In 2012 we facilitated over $300 million of GMV, shipping to over 100 countries and territories, containing nearly 76% of the population outside the United States, and settling transactions in more than 60 currencies. We have a network of global and market-specific logistics vendors and payment providers which enables us to execute transactions and deliver products to both established markets and difficult to reach locations around the world. As a result of our scale and ability to consolidate volume we enjoy lower fulfillment costs and access to competitive foreign exchange rates.

Asset-light Business Model. Our model allows us to scale our business to serve additional customers, markets and GMV with minimal capital expenditures. We do not own or operate any distribution centers, warehouses or consumer support centers to deliver our services.

Branded Consumer Experience. We enable the retailer to provide a localized shopping experience that instills in international consumers the same level of trust and confidence in their brand as is provided to their U.S. consumers. Retailers who use our solution maintain full control of the consumer experience including the website presentation, customer service, product packaging and pre and post order related communications. By focusing on the immediacy, prominence and visibility of our customer’s brand, our solution is appealing to retailers who acquire and maintain consumers through brand equity and customer service, especially large and iconic lifestyle and department store brands.

Substantial and Growing Data Asset. As the processor of consumer transactions on our platform, Borderfree possesses a substantial amount of data related to international consumer demand and purchasing behavior. We collect data from the time a consumer initiates the checkout process to the time a consumer completes the transaction. Since the launch of the Borderfree platform, we have processed more than 2.6 million transactions. By leveraging insights from this data, Borderfree and our retailers can more effectively grow international sales by targeting the right customers with the right products at the right time.

Growing and Loyal Customer Base. Since we launched the Borderfree solution, we have experienced significant growth in our customer base, growing from a single customer at the beginning of 2008 to 88 customers as of March 31, 2013 and have enjoyed a customer retention rate of 94%. This loyal customer base of high profile retailers also serves to attract new customers as they see the tangible benefits realized by implementing our solution.

International Experience. We have developed market specific knowledge about ecommerce across a diverse group of markets and cultures. Our expertise helps our customers navigate local rules, regulations and compliance to sell to consumers in local markets more quickly and optimize market specific merchandising and marketing strategies to sell to these consumers more effectively.

Our Growth Strategy

Our mission is to be the leading provider of global ecommerce services, enabling retailers and brands to easily market and sell to consumers in every corner of the globe. Our strategies to achieve this goal include:

Grow GMV with Our Existing Customers. While customers on our platform have rapidly grown their cross-border ecommerce sales, international sales still represent only a small percentage of total sales relative to their domestic sales. We believe there remains a significant opportunity for these customers to continue to grow their international sales volumes. We are pursuing a number of key initiatives to drive this growth including:

•

Improving Sales Conversion through Optimized Logistics. The cost of shipping is one of the largest obstacles to a global consumer completing an online purchase. Leveraging our scale, we have reduced shipping costs to date, which we believe has contributed to the improvement in our order submit rate. We intend to continue optimizing our logistics network and reducing shipping costs, which we believe will further improve our order submit rate and increase sales for our customers.

•

Driving Qualified Site Traffic through Strategic Partnerships. We believe we have a considerable opportunity to expand our relationship with our customers by deploying marketing solutions that will drive incremental international traffic to their ecommerce sites.

•

Leveraging Our Data Asset. We have recently invested in new business intelligence and database platforms to expand our analytics capabilities and enhance our own and our customers’ ability to analyze the aggregated information, and leverage it to formulate data driven marketing and merchandising strategies.

Acquire More Customers. Based on the database of web merchants ranked in Internet Retailer’s 2013 Top 500 Guide, less than 60% currently sell internationally. We believe there is significant opportunity for a variety of retailers and brands to target global consumers, and we intend to expand our sales and marketing investments to acquire these customers.

Continue to Innovate and Add New Functionality to Our Platform. We continually invest in additional platform features and functionality to address our customers’ current and long-term needs. Specifically, we are investing in new carrier and payment provider integrations, streamlining browsing and purchasing on mobile devices, supporting in-country multi-channel pricing strategies and fulfilling orders using regional inventory.

Pursue Strategic Acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy. We may also target future acquisitions to expand or add functionality and capabilities to our platform.

Risks Related to Our Business and Industry

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	We have incurred operating losses in recent fiscal periods and may be unable to sustain profitability, which may negatively impact our ability to achieve our business objectives.

•

We depend on a limited number of customers for a substantial portion of our revenue. If we are unable to retain our existing customers or we experience a significant reduction of business from our largest customers, our business, operating results and financial condition would be adversely affected.

•

If our efforts to attract new customers are not successful, or we experience delays in the customer implementation process, our revenue growth will be adversely affected, and the new customers we do attract may not generate revenue comparable to our current or historical customers.

•

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

•	If we do not successfully optimize and operate our logistics network, our business and growth strategy could be harmed.

•

If we fail to develop or acquire new functionality or enhance our existing solution to meet the needs of our existing and future customers or if we fail to estimate the impact of developing and introducing new functionality and enhanced solutions in response to rapid technological changes, our revenue will decline and our expenditures could increase significantly.

•

Our business and operations have experienced rapid growth and organizational change in recent periods, which has placed, and may continue to place, significant demands on our management and infrastructure. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

•	Fluctuations in exchange rates of foreign currencies, which may reduce cross-border trade, could harm our business.

Corporate Information

We were originally incorporated in Delaware in November 1999 as E4X Inc. In 2009, we changed our name to FiftyOne, Inc. In 2013, we changed our name to Borderfree, Inc. Our principal executive offices are located at 292 Madison Avenue, 5th Floor, New York, New York 10017, and our telephone number is (212) 299-3500. Our website address is www.borderfree.com. Information contained on or that can be accessed through our website is not a part of, and is not incorporated into, this prospectus. Unless the context requires otherwise, the words “Borderfree,” “we,” “company,” “us” and “our” refer to Borderfree, Inc. and our wholly-owned subsidiaries.

Borderfree, the Borderfree logo, FiftyOne, Port 51 and other trademarks of Borderfree appearing in this prospectus are the property of Borderfree. Trade names and trademarks of other companies appearing in this prospectus are the property of the respective holders.

THE OFFERING

Common stock offered by

Us	shares

The selling stockholders	shares

Common stock to be outstanding after the offering	shares

Overallotment option offered by

Us	shares

The selling stockholders	shares

Use of Proceeds	The net proceeds to us from this offering, after expenses, will be approximately $ million, or approximately $ million if the underwriters’ over-allotment option is exercised in full, based on an assumed offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the shares sold by selling stockholders.

The principal purposes of this offering are to create a public market for our common stock and to facilitate our future access to the public equity markets, as well as to obtain additional capital. We intend to use the net proceeds from this offering for general corporate purposes. We may also use a portion of the net proceeds for acquisitions of complementary businesses, technologies or other assets, although we do not currently have any agreements, commitments or understandings with respect to any such acquisitions. See the section of this prospectus captioned, “Use of Proceeds” for additional information.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol	“ ”

The number of shares of our common stock to be outstanding after the completion of this offering is based on 41,558,176 shares outstanding as of March 31, 2013, and excludes:

•	5,000,629 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2013, at a weighted average exercise price of $0.47 per share;

•	432,167 shares of common stock, issuable upon the exercise of warrants outstanding as of March 31, 2013 at a weighted average exercise price of $0.82 per share; and

•

562,954 shares reserved for future issuance under our 2013 Stock Option and Incentive Plan, as well as shares originally reserved for issuance under our 2011 Stock Option and Grant Plan, but which may become available for awards under our 2013 Stock Option and Incentive Plan, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except for historical consolidated financial statements or as otherwise indicated, information in this prospectus reflects or assumes the following:

•	the filing of our certificate of incorporation, which will be in effect upon completion of this offering;

•	the conversion of all of our outstanding convertible preferred stock into an aggregate of 34,857,329 shares of common stock immediately prior to the closing of this offering;

•	no exercise of options or warrants outstanding as of March 31, 2013;

•	our -for- reverse stock split of our common stock effected on , 2013; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering to cover over-allotments.

SUMMARY FINANCIAL AND OTHER DATA

We have derived the summary consolidated statements of operations data for the years ended December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the year ended December 31, 2010 from our audited consolidated financial statements not included in this prospectus.

The summary statement of operations data for the three months ended March 31, 2012 and 2013 and our balance sheet data as of March 31, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair presentation of the consolidated financial statements. Our historical results are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results to be expected in the full year.

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,				Three Months Ended March 31,
	2010	2011	2012		2012	2013
					(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$13,097	$36,793		$81,384	$14,917		$25,772
Operating expenses(1):
Cost of revenue	3,498	23,572		55,632	9,922		17,239
Technology and operations	2,639	3,943		7,601	1,320		2,182
Research and development	2,765	3,370		4,545	864		1,247
Sales and marketing	2,711	3,088		5,729	880		2,598
General and administrative	2,972	3,989		6,754	1,458		2,268

Total operating expenses	14,585	37,962		80,261	14,444		25,534

Income (loss) from operations	(1,488)	(1,169)		1,123	473		238
Gain from sale of business(2)	—	6,747		—	—		—
Interest and other income (expense), net	(191)	352		1,205	250		378
Loss on change in fair value of warrants	(32)	(128)		(1,828)	(1,198)		(215)

Income (loss) before income taxes	(1,711)	5,802		500	(475)		401
Provision for income taxes	14	71		308	24		40

Net income (loss)	$(1,725)	$5,731		$192	$(499)		$361

Net income (loss) per share attributable to common stockholders(3):
Basic	$(1.16)	$0.17		$(0.01)	$(0.09)		$0.01

Diluted	$(1.16)	$0.16		$(0.01)	$(0.09)		$0.01

Weighted average common shares outstanding(3):
Basic	1,484,665	2,843,457		6,009,506	5,502,312		6,641,953

Diluted	1,484,665	3,397,428		6,009,506	5,502,312		10,895,666

Pro forma net income (loss) per share attributable to common stockholders (unaudited)(4):
Basic			$			$

Diluted			$			$

Pro forma weighted average common shares outstanding (unaudited)(4):
Basic

Diluted

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(Dollars in thousands)
	(unaudited)
Other Financial and Operating Data:
Gross merchandise volume(5)	$77,120	$137,215	$301,696	$50,886	$92,375
Number of customers(6)	45	56	84	75	88
Number of customer ecommerce sites(7)	64	94	133	128	141
Adjusted revenue(8)	$20,631	$37,942	$81,384	$14,917	$25,772
Adjusted cost of revenue(8)	$15,757	$28,220	$55,632	$9,922	$17,239
Adjusted EBITDA(9)	$(1,086)	$(504)	$2,890	$712	$912
Adjusted EBITDA as a percentage of revenue	(8.3)%	(1.4)%	3.6%	4.8%	3.5%

	As of March 31, 2013
	Actual	Pro forma(11)	Pro forma as adjusted(12)
	(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,209	$24,662
Working capital(10)	21,172	23,007
Total assets	50,950	51,403
Long term debt	112	112
Total liabilities	22,968	21,586
Convertible preferred stock	41,937	—
Total stockholders’ (deficit) equity	(13,955)	29,817

(1)	Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(Unaudited)
	(In thousands)
Cost of revenue	$—	$—	$—	$—	$—
Technology and operations	20	45	60	5	29
Research and development	28	22	55	3	12
Sales and marketing	32	25	101	11	38
General and administrative	102	115	107	17	29

Total stock-based compensation	$182	$207	$323	$36	$108

(2)	Gain recognized from the sale of the Global Settlements Service, or GSS, business in August 2011. See Note 14 to our consolidated financial statements for further details.
(3)	See Note 17 to our consolidated financial statements for further details on the calculation of basic and diluted net income (loss) per share attributable to common stockholders.
(4)	See Note 17 to our consolidated financial statements for further details on the calculation of pro forma net income (loss) per share attributable to common stockholders.
(5)	We define gross merchandise volume as the total dollar value of consumer orders, processed through our platform, and shipped from our processing centers, net of returns, inclusive of product value, shipping and handling, and duty and value added taxes.

(6)	We define our number of customers at the end of a particular period as the number of customers that are under contract with us, and have processed international cross-border sales on our platform during such period.
(7)	We define our number of customer ecommerce sites at the end of a particular period as the number of customer ecommerce sites operating on our platform.
(8)	To provide investors with additional information regarding our revenue and cost of revenue, we have disclosed in the table above and within this prospectus Adjusted revenue and Adjusted cost of revenue, each a non-GAAP financial measure. We define Adjusted revenue as (a) total revenue plus (b) the fulfillment services revenue we did not recognize during the period from January 1, 2010 through the first quarter of 2011 when we recorded fulfillment services revenue on a net basis (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Revenue”) and less (c) multi-currency services revenue. We have provided a reconciliation below of Adjusted revenue to revenue, the most directly comparable financial measure presented in accordance with U.S. generally accepted accounting principles, or GAAP. We define Adjusted cost of revenue as (a) cost of revenue plus (b) the fulfillment costs we did not recognize during the period from January 1, 2010 through the first quarter of 2011 when we recorded fulfillment costs on a net basis (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Revenue”) and less (c) multi-currency services costs. We have provided a reconciliation below of Adjusted cost of revenue to cost of revenue, the most directly comparable financial measure presented in accordance with GAAP. We have included Adjusted revenue and Adjusted cost of revenue in this prospectus because they are key measures used by our management and board of directors to understand and evaluate the operating performance and trends of our current business. In particular, the adjustment to fulfillment services revenue and fulfillment services cost and the exclusion of multi-currency services revenue and multi-currency services costs, which pertain to the sale of GSS, in calculating Adjusted revenue and Adjusted cost of revenue, as applicable, are more consistent and useful period-to-period comparisons of our current business. Accordingly, we believe that Adjusted revenue and Adjusted cost of revenue provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Since we began reporting fulfillment services revenue on a gross basis beginning in the first quarter of 2011, and we sold the GSS business in August of 2011, we only report Adjusted revenue and Adjusted cost of revenue for the years ending December 31, 2010 and 2011. Over time, we expect period-to-period comparisons of our current business to 2010 and 2011 will become less relevant to our management and board of directors, and, as a result, we expect to stop reporting Adjusted revenue and Adjusted cost of revenue to investors at some point in the future.

Our use of Adjusted revenue and Adjusted cost of revenue has limitations as an analytical tool, and you should not consider these performance measures in isolation from or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

Adjusted revenue includes fulfillment services revenue on a gross basis in periods during which we had fulfillment arrangements pursuant to which we were not the primary obligor to the consumer and did not have latitude in establishing pricing and selecting suppliers, and therefore reported fulfillment services revenue on a net basis;

•

Adjusted cost of revenue includes fulfillment services costs on a gross basis in periods during which we had fulfillment arrangements pursuant to which we were not the primary obligor to the consumer and did not have latitude in establishing pricing and selecting suppliers, and therefore reported fulfillment services costs on a net basis;

•	Adjusted revenue does not include multi-currency services revenue;

•	Adjusted cost of revenue does not include multi-currency services costs; and

•	other companies, including companies in our industry, may calculate similar non-GAAP financial measures differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted revenue and Adjusted cost of revenue alongside other financial performance measures, including revenue, cost of revenue and our other GAAP results. The following unaudited table presents a reconciliation from revenue and cost of revenue to Adjusted revenue and Adjusted cost of revenue, respectively, for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Reconciliation of Revenue to Adjusted Revenue:
Revenue
Global ecommerce services	$8,563	$16,590	$35,044	$5,965	$11,293
Fulfillment services	—	16,882	46,340	8,952	14,479
Multi-currency services	4,534	3,321	—	—	—

Total revenue	13,097	36,793	81,384	14,917	25,772
Adjustment to fulfillment services	12,068	4,470	—	—	—
Multi-currency services	(4,534)	(3,321)	—	—	—

Adjusted revenue	$20,631	$37,942	$81,384	$14,917	$25,772

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Reconciliation of Cost of Revenue to Adjusted Cost of Revenue:
Cost of revenue	$3,498	$23,572	$55,632	$9,922	$17,239
Adjustment to fulfillment services costs	12,068	4,470	—	—	—
Multi-currency services costs	191	178	—	—	—

Adjusted cost of revenue	$15,757	$28,220	$55,632	$9,922	$17,239

Adjusted cost of revenue as a percentage of adjusted revenue	76.4%	74.4%	68.4%	66.5%	66.9%

(9)	We present Adjusted EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance. Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before income taxes, interest income (expense), depreciation and amortization, loss on change in fair value of warrants, share-based compensation, gain recognized from the sale of the GSS business in August 2011 (see Note 14 to our consolidated financial statements for further details), and market based royalties and outsourcing servicing fees earned as a result of the sale of GSS, which we refer to as other income–GSS.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans, and to allocate resources to expand our business. In particular, the exclusion of certain expenses, gain on sale of business and other income-GSS in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our ongoing core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on our debt or any losses on the extinguishment of our debt;

•	Adjusted EBITDA does not reflect the loss on change in fair value of warrants;

•	Adjusted EBITDA does not reflect the gain from the sale of the GSS business in 2011;

•	Adjusted EBITDA does not reflect the market based royalties and outsourcing servicing fees earned as a result of the sale of GSS; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following unaudited table presents a reconciliation from net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(1,725)	$5,731	$192	$(499)	$361
Depreciation and amortization	220	458	1,444	203	566
Interest expense (income)	191	155	(182)	4	(20)
Provision for income taxes	14	71	308	24	40
Loss on change in fair value of warrants	32	128	1,828	1,198	215
Stock-based compensation expense	182	207	323	36	108
Gain from sale of business	—	(6,747)	—	—	—
Other income-GSS	—	(507)	(1,023)	(254)	(358)

Adjusted EBITDA	$(1,086)	$(504)	$2,890	$712	$912

(10)	We define working capital as current assets less current liabilities.
(11)	Reflects our summary consolidated balance sheet data as of March 31, 2013 on a pro forma basis assuming the conversion of all outstanding shares of our convertible preferred stock into 34,857,329 shares of our common stock, which will occur immediately prior to the closing of this offering, and the conversion of all outstanding warrants to purchase convertible preferred stock into warrants to purchase an aggregate of 378,599 shares of common stock as of March 31, 2013, which will occur immediately prior to the closing of this offering unless earlier exercised or expired, and the filing of our certificate of incorporation that will be in effect upon completion of this offering.
(12)	Reflects our summary consolidated balance sheet data as of March 31, 2013 on a pro forma as adjusted basis to include the pro forma adjustments described in footnote (11) above and our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents and each of working capital, excluding deferred revenue, total assets and total stockholders’ deficit by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. Our business, financial condition, operating results and future growth prospects could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have incurred operating losses in recent fiscal periods and may be unable to sustain profitability, which may negatively impact our ability to achieve our business objectives.

We incurred operating losses in certain recent fiscal periods. We reported a net loss of $1.7 million in 2010 and, excluding the gain on the sale of our Global Settlements Service, or GSS, business in August 2011, we would have reported a loss of $1.0 million for 2011. We reported net income of $0.2 million for 2012; however, we cannot assure you that we will maintain profitability in the future. As of March 31, 2013, our accumulated deficit was $15.4 million. We expect to continue to make future expenditures to develop and expand our business that may result in us incurring future losses. In addition, as a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company. These increased expenditures will make it harder for us to sustain future profitability. Our recent growth in revenue and number of customers may not be sustainable, and we may not achieve sufficient revenue to maintain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. For example, one of our strategies is to substantially increase the number of carriers and logistics hubs. If we fail to manage growth and additional complexity in our logistics network, our ability to reduce our fulfillment costs and increase sales conversion could be adversely affected. Accordingly, we may not be able to maintain profitability and we may incur significant losses for the foreseeable future.

Our limited history as a comprehensive global ecommerce platform makes it difficult to evaluate our current business and future prospects.

In 2008, we changed our business and began offering a comprehensive solution that allows U.S. retailers to transact with consumers worldwide. We have a limited operating history with respect to our current business, which may make it difficult for you to evaluate our current business and our future prospects. In recent periods we have experienced significant growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business may be adversely impacted.

We depend on a limited number of customers for a substantial portion of our revenue. The loss of a key customer or the significant reduction of business from our largest customers could significantly reduce our revenue.

We have derived, and we believe that we will continue to derive, a substantial portion of our revenue from a limited number of customers, many of whom can terminate their agreements with us upon 30 to 90 days prior written notice. For example, for the year ended December 31, 2012, our largest ten customers by revenue accounted for an aggregate of approximately 57% of our global ecommerce revenue. While no individual customer accounted for more than 10% of our total revenue for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 and 2013, our top three customers generated approximately 30% of our global ecommerce revenue for the years ended December 31, 2011 and 2012 and the three months ended

March 31, 2012 and 2013. Because the primary driver of global ecommerce services and fulfillment services revenue are the international cross-border sales processed through our platform, our total revenue is dependent on a relatively small number of customers and their end consumers who will continue to account for a significant portion of our revenue for the foreseeable future. As a result, our operating results for the foreseeable future will continue to depend on our ability to provide our ecommerce solutions to this small number of customers. Any revenue growth will depend on our success in retaining our customers, growing our customers’ sales processed on our platform and acquiring additional customers. The loss of one or more of our customers, particularly the loss of any of our larger customers, whether through change in customer strategy, acquisitions, consolidations, bankruptcies, terminations for convenience or otherwise, or the failure to retain a significant amount of business from our customers, could harm our business, operating results and financial condition.

If we are unable to retain our existing customers, or the sales volumes generated by them on our platform decline, or does not increase, our business, operating results and financial condition would be adversely affected.

Our customer contracts typically have initial multi-year terms ranging from one to four years, followed by one-year renewal periods. We generate a significant portion of revenue from fees paid to us by our customers based on a percentage of their total gross international sales revenue processed through our platform. We also generate revenue from consumers for fulfillment services, including revenue related to international shipping, handling, and other efforts associated with delivering global logistics services, and foreign exchange and other transaction related fees. These contributors to our revenue are driven by international ecommerce sales generated on our platform.

Our customers often have the right to terminate their agreements for convenience by providing 30 to 90 days prior written notice, and have no obligation to renew their agreements with us after their terms expire. Even if these agreements are renewed, they may not be renewed on the same or on more profitable terms. We expect to continue to derive a significant portion of our revenue from our existing customers’ total sales on our platform and we expect our future revenue growth to be driven by increases in our existing customers’ sales. Despite such expectations, we cannot guarantee that our customers process a minimum volume of sales using our ecommerce solutions. As a result, if existing customers terminate their agreements with us, do not renew their agreements with us, renew on less favorable terms, do not generate their current volume of sales using our solutions, or demand a fixed pricing per transaction model, our operating results and financial condition will suffer. In addition, the rate at which our customers increase their sales volumes on our platform, and the rate at which new customers adopt our ecommerce solutions is critical to our future growth. Factors that may affect sales volumes processed on our platform, and the adoption rate for our solution include:

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing solutions;

•	the effectiveness of our logistics and customer support services;

•	the degree and the rate to which our customers adopt our marketing programs and solutions to drive additional traffic to their ecommerce sites; and

•	the strengthening of the U.S. dollar against other currencies, which may affect international end consumers’ ability or willingness to purchase our customers’ products.

If our efforts to attract new customers are not successful, our revenue growth will be adversely affected, and the new customers we do attract may not generate revenue comparable to our current or historical customers.

One of our growth strategies is to acquire new customers. There is no guarantee that we can sustain our historical acquisition rates. Our ability to attract new customers will depend in large part on the success of our sales and marketing efforts, which may not be successful. Our prospective customers may not be familiar with our solution, or may have traditionally used other products and services for their international ecommerce needs.

Our prospective customers may develop their own solutions to address their international ecommerce needs, purchase competitive product offerings, or engage third-party providers of services that do not use our solution to provide their services. In addition, attracting new customers requires substantial time and expense. It may be difficult to identify, engage and market to customers who do not currently have ecommerce needs or are unfamiliar with our solution, and many of our customers typically require input from one or more internal levels of approval. This requires us to spend substantial time and effort assisting potential customers in evaluating our solution including providing demonstrations. If our prospective customers do not perceive our solution to be of sufficiently high value and quality, we may not be able to attract new customers and our business, operating results and financial condition would be adversely affected. Additionally, even if we are successful in attracting new customers, such new customers may not generate comparable revenue relative to our current or historical customers, which could materially adversely affect our operating results and our growth.

Our operating results are subject to seasonal fluctuations that could adversely affect the market price of our common stock.

Our business is seasonal in nature and the fourth quarter is a significant period for our operating results due to the holiday season. In 2010, 2011 and 2012, fourth quarter revenue represented approximately 41%, 39% and 36% of our total annual revenue, respectively. As a result, revenue and income (loss) from operations generally decline in the first quarter sequentially from the fourth quarter of the previous year.

Any disruption in our ability to process and fulfill consumer orders in the fourth quarter could have a negative effect on our quarterly and annual operating results. For example, if a large number of end consumers access our customers’ websites that operate on our platform in a short period of time due to increased holiday demand, we may experience system interruptions that prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell through, and the attractiveness of, our platform. In addition, we may experience an increase in our net shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. Additionally, any disruption in our business operations or the operations of our customers or logistics providers or other factors that could lead to a material shortfall compared with our expectations for the fourth quarter could result in a significant shortfall in revenue and operating cash flows for the full year.

If we do not successfully optimize and operate our logistics network, our business and growth strategy could be harmed.

The cost of shipping is one of the largest obstacles to a global consumer completing an online purchase. An important part of our strategy is to improve submit rates through our efficiencies and cost reductions via improvements and expansion of our logistics and distribution infrastructure and our supply chain. As part of this strategy, we intend to continue reducing the cost of logistics by expanding the number of hubs and carriers in our logistics network. As we continue to expand the number of hubs and carriers, our logistics network will become increasingly complex and operating it may become more challenging. If one or more service providers in our logistics network on whom we rely fail to perform adequately, our ability to optimize and operate our logistics network will be impaired. If we are unsuccessful in continuing to optimize and operate, our logistics network, our fulfillment costs, operating results, financial condition and growth prospects will be adversely affected.

If we experience delays in the customer implementation process, it could delay our ability to recognize revenue, increase our costs and otherwise negatively impact our business.

In the initial stage of implementation our ecommerce solution is configured and integrated based on the customer’s needs. It may be difficult for us to manage the timeliness of these implementations and the allocation of personnel and resources by us or our customers. If our infrastructure capacity is insufficient to meet our needs, we may experience delays in deploying our solution to new customers, or expanding the solutions we offer to existing customers. We do not recognize significant revenue from customers until their ecommerce solution is launched. If the launch of our solution with a new customer is delayed or an expansion of our solution with an existing customer is delayed due to complications in the implementation process caused by us or our customers, our recognition of revenue for the deployment or expansion with such customer will be delayed. Therefore, failure to successfully manage customer implementations could result in a delay in our ability to recognize revenue. In the past, delays in customer implementation have also resulted in unexpected variances in our results. Delays in implementation could also increase costs, harm our reputation, cause us to lose existing customers, lead to potential customer disputes or limit the adoption rate of our solutions, and our business, operating results and financial condition could be materially and adversely affected.

Our lengthy sales cycle makes it difficult to predict our future revenue and causes variability in our operating results.

Our sales cycle can vary substantially from customer to customer, but typically requires four to six months and, in some cases, even longer depending on the size and complexity of the opportunity. A number of factors influence the length and variability of our sales cycles, including, for example:

•	the need to educate potential customers about the uses and benefits of our solutions;

•	the discretionary nature of potential customers’ purchasing and budget cycles and decisions;

•	the competitive nature of potential customers’ evaluation and purchasing processes;

•	evolving ecommerce needs and functionality demands of potential customers;

•	announcements or planned introductions of new products by us or our competitors; and

•	lengthy purchasing approval processes of potential customers, who frequently need to obtain approvals from multiple decision-makers before making purchasing decisions.

Our ability to accurately forecast revenue is affected by our ability to forecast new customer acquisition. Lengthy sales cycles make it difficult to predict the quarter in which revenue from a new customer may first be recognized. If we overestimate new customer growth, our revenue will not grow as we forecast, our costs and expenses may continue to exceed our revenue and our profitability will be harmed. In addition, we plan our operating expenses, including sales and marketing expenses, and our hiring needs in part on our forecasts of new customer growth and future revenue. If new customer growth or revenue for a particular period is lower than expected, we may not be able to proportionately reduce our operating expenses for that period, which would harm our operating results for that period and our stock price may decline. Delays in our sales cycles could cause significant variability in our revenue and operating results for any particular period.

We may not be able to compete successfully against current and future competitors, including internally-developed solutions.

We face intense competition in the market for ecommerce applications and services, and we expect competition to intensify in the future. Increased competition may result in reduced pricing for our solutions, longer sales cycles or a decrease of our market share, any of which could negatively affect our business, operating results and financial condition. A number of competitive factors could cause us to lose potential sales or to sell our solutions at lower prices or at reduced margins, including, among others:

•

existing and potential customers may choose to develop ecommerce applications in-house, rather than pay for our solutions. For example, when they reach sufficient scale and presence in a market to house local inventory to make cross-border transactions unnecessary;

•	we may lose customers that merge with or are acquired by companies using a competitor’s or an internally-developed solution;

•

some of our current and potential competitors have greater financial, marketing and technical resources than we do, allowing them to leverage a larger installed customer base and distribution network, adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in customer requirements, and devote greater resources to the promotion and sale of their products and services than we can;

•

current and potential competitors may merge, have established or may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets, and consolidation in our industry is likely to intensify. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share;

•	current and potential competitors may offer software that addresses one, or a limited number, of ecommerce functions at a lower price point or with greater depth than our solutions; and

•	software vendors could bundle ecommerce solutions or offer such products at a lower price as part of a larger product sale.

We cannot assure you that we will be able to compete successfully against current and future competitors. In addition, competition may intensify as our competitors enter into business combinations or alliances or raise additional capital and established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our business, operating results and financial condition could be negatively impacted.

If we fail to develop or acquire new functionality or enhance our existing solution to meet the needs of our existing and future customers or if we fail to estimate the impact of developing and introducing new functionality and enhanced solutions on our business in response to rapid technological changes, our revenue will decline and our expenditures could increase significantly.

The ecommerce market is characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. To keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance, we must continue to enhance and improve our existing solution and we must also continue to introduce new solutions. Any new solutions we develop or acquire may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new solutions or enhance our existing solutions or if we fail to price our solutions to meet market demand, our business, operating results and financial condition will be adversely affected. For example, we intend to expand our sales and marketing investments to focus on acquiring smaller U.S. retailers by offering self-service options requiring limited integration time, effort and investment. Our efforts to expand our solution to new organization sizes or beyond existing solutions may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which could in turn harm our existing business.

We expect to incur significant expense to develop additional solutions and functionalities and to integrate acquired solutions or functionalities into our existing platform to maintain our competitive position. These efforts may not result in commercially viable solutions. We may experience difficulties with software development, industry standards, design, manufacturing or marketing that could delay or prevent our development, introduction or implementation of new solutions and enhancements. If we do not receive significant revenue from these investments, our business, operating results and financial condition could be adversely affected. Additionally, we intend to maintain a single version of each release of our software applications that is configurable to meet the needs of our customers. Customers may require customized solutions, or features and functions that we do not yet offer and do not intend to offer in future releases, which may cause them to choose a competing solution. If we fail to develop solutions that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our contracts with existing customers and our ability to create or increase demand for our solutions will be harmed, and our business, operating results and financial condition could be materially adversely affected.

Our business and operations have experienced rapid growth and organizational change in recent periods, which has placed, and may continue to place, significant demands on our management and infrastructure. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We increased our number of full-time employees from 81 as of December 31, 2010 to 163 as of March 31, 2013. We intend to further expand our overall business, customer base, headcount and operations, both domestically and internationally, with no assurance that our business or revenue will continue to grow. Our plan to expand our business will substantially increase the complexity of our efforts to optimize and operate our logistics network, and if we fail to do so, our business and growth strategy will be adversely affected. Creating a global organization and managing a geographically dispersed workforce will continue to require substantial management effort, the allocation of valuable management resources and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross margins or operating expenses in any particular quarter, and our operating results. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our solutions may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers.

Our business is sensitive to consumer spending and general economic conditions in the global economy and in the regional markets in which our customers have significant sales.

Consumer purchases of discretionary items may be adversely affected by economic conditions such as employment levels, wage and salary levels, trends in consumer confidence and spending, reductions in consumer net worth, interest rates, inflation, the availability of consumer credit and taxation policies. Consumer purchases in general may decline during recessions, periods of prolonged declines in the equity markets or housing markets and periods when disposable income and perceptions of consumer wealth are lower, and these risks may be exacerbated for us due to our focus on facilitating the sale of discretionary items. In addition, international end consumers of our customers’ products are concentrated in a limited number of regional markets. Sales originating from our top five international markets, Canada, Australia, the U.K., Russia and Hong Kong, accounted for approximately 67% of our sales volume in 2012. A downturn in the global economy, or in a regional market in which our customers have significant sales, could have a material, adverse effect on consumer purchases, our operating results and our financial position, and a downturn adversely affecting our consumer base could have a disproportionate impact on our business. In addition, fluctuations in the foreign exchange rates of the currencies of one or more of our top five international markets against the U.S. dollar could adversely impact end consumer purchases in those markets and affect our business. See “—Fluctuations in exchange rates of foreign currencies, which may reduce cross-border trade, could harm our business” for further information. There continues to be significant volatility and uncertainty in the global economy. In particular, the current uncertainty in Europe (including concerns that certain European countries may default in payments due on their national debt) and any resulting disruption could adversely impact our net sales revenue derived from Europe and elsewhere unless and until economic conditions in that region improve. Further or future downturns may adversely affect traffic at merchant websites and could materially and adversely affect our business, operating results and financial condition.

We are dependent upon consumers’ willingness to use the internet for commerce.

Our solution is focused on enabling international, cross-border ecommerce, and the ecommerce market is less developed outside of the United States. Our success depends upon consumers’ continued willingness to use the Internet as a means to purchase goods, communicate, and conduct and research commercial transactions, particularly in markets outside of the United States, where adoption of the Internet and electronic commerce may evolve slowly or may not evolve at all. If consumers became unwilling, less willing or unable to use the Internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the Internet, Internet outages or delays, disruptions or other damage to users’ computers, governmental restrictions, increases in the cost of accessing the Internet and security and privacy risks or the perception of such risks, our business, operating results and financial condition could be materially adversely affected. In addition, because our services depend to a significant extent on usage of the Internet by consumers, restrictions on such use by certain countries, such as China and those in the Middle East, may adversely affect our business, operating results and financial condition.

Even if demand for ecommerce products and services increases generally, there is no guarantee that demand for a solution like ours will increase to a corresponding degree.

For our customers and potential customers to be willing to invest in our ecommerce solutions, the Internet must continue to be accepted and widely used for commerce and communication. If ecommerce does not grow or grows more slowly than expected, then our future revenue and profits may not meet our expectations or those of analysts. The widespread adoption of our solutions depends not only on strong demand for ecommerce products and services generally, but also for products and services delivered via a platform and services business model in particular. Many companies continue to rely primarily or exclusively on traditional means of commerce that are not Internet-based and may be reluctant to change their patterns of commerce. Even if such companies do adopt ecommerce solutions, it is unclear whether they will desire ecommerce solutions like ours. As a result, we cannot assure you that our ecommerce solutions will achieve and sustain the high level of market acceptance that is critical for the future success of our business.

Any significant disruption in our hosting network infrastructure delivered by a limited number of data centers could harm our reputation, require us to provide credits or refunds, result in early termination of customer agreements or loss of customers, and negatively affect our business, operating results and financial condition.

Our hosting network infrastructure is a critical part of our business operations. End consumers of our customers depend on us for fast and reliable access to our solution through the Internet. Our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our solution. We have experienced, and may in the future experience, disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;

•	security breaches;

•	telecommunications outages from third-party bandwidth, Internet service, mobile network, electricity and other providers;

•	computer viruses;

•	acts of terrorism, sabotage or other intentional acts of vandalism;

•	unforeseen interruption or damages experienced in moving hardware to a new location;

•	fire, earthquake, flood and other natural disasters; and

•	power loss.

Interruptions in our services could reduce our revenue, cause us to issue credits to customers, subject us to potential liability, damage our brand and our reputation and cause customers to terminate their agreements or harm our renewal rates.

We manage our services and serve all of our customers from two third-party data center facilities. While we engineer and architect the actual computer and storage systems upon which our platform runs and deploy them to the data center facilities, we do not control the operation of these facilities. Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. At least one of our data facilities is located in an area known for seismic activity, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of these facilities. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. In addition, the owners of our data facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems with our services could harm our reputation and may damage our customers’ businesses.

We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. We work with our third-party hosting providers to maintain sufficient excess capacity in our hosting network infrastructure to meet the needs of all of our customers. We also work with our third-party hosting providers to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, particularly in the fourth quarter when we might experience significant increases in traffic on our customers’ ecommerce sites, our platform could experience service outages that may subject us to financial penalties and financial liabilities and result in customer losses. If our hosting infrastructure capacity fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our business, operating results and financial condition.

If we fail to maintain our reputation and brand cost-effectively, our business may suffer.

We believe that maintaining our reputation and brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new customers. Our reputation and brand may be impaired by a number of factors, including product malfunctions, data security breaches, network outages and other events as described elsewhere in these risk factors. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful maintenance of our reputation and brand will depend largely on our ability to provide reliable and useful services at competitive prices to our customers. To date, we have engaged in relatively little direct brand promotion activities, which may enhance the risk that we may not successfully implement brand enhancement efforts in the future. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Our growth depends in part on the success of our strategic relationships with third parties, such as global marketing partners.

We have integrated strategic partnerships with global marketing partners, such as American Express, Citibank South Korea, eBay Australia, MasterCard and PayPal, to expand the reach of our customers to end consumers through the variety of marketing channels offered by these partners. If we are unsuccessful in maintaining our relationships with these third parties or establishing relationships with others in the future, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results would suffer. Even if we are successful, we cannot assure you that these relationships will result in improved operating results. See the sections of this prospectus captioned “Business—The Borderfree Solution” and “Business—Our Growth Strategy” for more information on our strategic relationships with third parties.

We rely on third-party services, such as shipping and transportation, and payment and foreign exchange providers, in our ecommerce solutions.

We rely on third parties, such as shipping and transportation providers, to deliver our customers’ products to end consumers. Shortages of transportation vessels, transportation disruptions or other adverse conditions in the transportation industry due to shortages of truck drivers, strikes, slowdowns, piracy, terrorism, disruptions in rail service, closures of shipping routes, unavailability of ports and port service for other reasons, increases in fuel prices and adverse weather conditions could increase our costs and disrupt our operations and our ability to deliver our customers’ products to end consumers. The failure of our third-party transportation providers to provide high quality customer service when delivering our customers’ product to end consumers would adversely affect our customers’ and our reputation and our relationship with our customers and could negatively impact our business and operating results. In addition, we rely on our third-party service providers to execute our growth strategy of reducing the cost of logistics by expanding the number of hubs and carriers in our logistics network. If we fail to successfully integrate our third-party service providers into these efforts, our growth will be adversely affected. Furthermore, we rely on third parties to provide payment, remittance and worldwide currency exchange services, and we cannot guarantee that such providers will perform adequately. Errors made by, or delays in service from, such third party payment and currency exchange providers could adversely affect our ability to process purchases by consumers on our platform or convert local currencies to U.S. dollars in a timely manner or at all, which could affect our business, operating results and financial condition.

Our success will depend on our ability to build and maintain relationships with these and other third party service providers on commercially reasonable terms. If we are unable to build and maintain such relationships on commercially reasonable terms, we may have to suspend or cease operations. Even if we are able to build and maintain such relationships, if these third parties are unable to deliver their services on a timely basis, end consumers could become dissatisfied and decline to make future purchases from our customers, which would adversely affect our revenue derived from our customers’ ecommerce sites operating on our platform. If our customers become dissatisfied with the services provided by these third parties, our reputation and our company could suffer.

Our use of and reliance on research and development resources in Israel may expose us to unanticipated costs or events.

Our principal research and development operations are located in Israel. Accordingly, political, economic and military conditions in Israel may affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Acts of terrorism periodically occur which could affect our operations or personnel. Ongoing or revived hostilities or other factors related to Israel could harm our operations and research and development process and could impede our ability to execute our plan of operations, and wars and acts of terrorism have resulted in damage to the Israeli economy, including reducing the level of foreign and local investment. Furthermore, certain of our officers and employees may be obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called up for active military duty at any time. Israeli citizens who have served in the army may be subject to an obligation to perform reserve duty until they are between 40 and 49 years old, depending upon the nature of their military service.

There can be no assurance that our reliance upon research and development resources in Israel will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our research and development efforts and other operations in Israel involve other significant risks, including:

•	difficulty hiring and retaining appropriate engineering personnel because of intense competition for engineers and resulting wage inflation;

•

difficulties regarding the transfer of knowledge related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our customers and other third parties;

•	heightened exposure to change in the economic, security and political conditions in Israel; and

•	fluctuations in currency exchange rates and difficulties of regulatory compliance in Israel.

Difficulties resulting from the factors above and other risks related to our operations in Israel could expose us to increased expense, impair our development efforts and harm our competitive position.

If our platform contains serious errors or defects, then we may lose revenue and market acceptance and may incur costs to defend or settle product liability claims.

Complex software applications such as our platform often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by our customers, our current and future products may contain serious defects, which could result in lost revenue, financial penalties or a delay in market acceptance.

Since our customers use our platform for critical business applications, errors, defects or other performance problems could result in damage to our customers. They could seek significant compensation from us for the losses they suffer. Although our customer agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be time-consuming and costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our solutions.

Government and industry regulation of the internet is evolving and could directly restrict our business or indirectly affect our business by limiting the growth of ecommerce. Unfavorable changes in government regulation or our failure to comply with regulations could harm our business and operating results.

As ecommerce evolves, federal, state and foreign agencies have adopted and could in the future adopt regulations or revise existing regulations covering issues such as user privacy, data security, content, and taxation of products and services. Government regulations could limit the market for our products and services or impose burdensome requirements that render significant costs on our business or even make our business unprofitable. Our ecommerce solutions enable our customers to collect, manage and store a wide range of consumer data, including, without limitation, personal information. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including, without limitation, member states of the European Union, and the United Kingdom, Canada, Israel, Australia, New Zealand, Japan and many other countries have adopted legislation that increase or change the requirements governing the collection, use, disclosure and storage of personal information and other data in these jurisdictions. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities, or our customers may terminate their relationships with us.

In addition, although many regulations might not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal and consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our services. The Telecommunications Act of 1996, or the Telecommunications Act, prohibits certain types of information and content from being transmitted over the Internet. The prohibition’s scope and the liability associated with a violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act of 1996, or the Communications Decency Act, were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future, whether in the United States or in other foreign jurisdictions. It is possible that legislation could expose companies involved in ecommerce to liability, which could limit the growth of ecommerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth in web usage and decrease its acceptance as a medium of communications and commerce. Moreover, if future laws and regulations limit our customers’ ability to use and share consumer data or our ability to store, process and share data with our customers over the Internet, demand for our solutions could decrease, our costs could increase, and our operating results and financial condition could be harmed.

In addition, taxation of services provided over the Internet (including potentially in jurisdictions in which we do not have a physical presence) or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. In the United States for example, the U.S. Senate recently passed the Marketplace Fairness Act, which, if approved by the U.S. House of Representatives, would require all online retailers to collect sales taxes for the states where they ship goods. Any regulation imposing taxes, fees for Internet use or restricting information exchange over the Internet could increase our costs or result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business and operating results.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Fluctuations in our quarterly operating results could cause the price of our common stock to decline rapidly and significantly, may lead research analysts to change their long-term models for valuing our common stock, could cause short-term liquidity issues, may impact our ability to retain or attract key personnel or cause other unanticipated issues. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to, those listed below:

•	factors affecting our existing customers’ sales processed on our platform, including seasonal factors and fluctuating foreign exchange rates affecting international end consumer demand;

•	the extent to which our existing customers renew their agreements to use our solutions and the timing and terms of those renewals;

•	the extent to which new customers are attracted to our solutions to satisfy their ecommerce needs and the timing and rate at which we acquire new customers and implement our solutions;

•	the addition or loss of customers, including through acquisitions or consolidations and development of their own in-house international ecommerce solutions;

•	the number of, and revenue generated by, new customers and the number of, and revenue generated by, renewal customers in a particular period on our platform;

•

the amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations and infrastructure, including the development of new products, technologies and enhancements to our solutions;

•	the timing and success of new solutions introduced by us, and those of current and new products and services introduced by our competitors;

•	other changes in the competitive dynamics of our industry, including consolidation among competitors, customers, strategic partners or logistics providers;

•

our ability to manage our existing business and future growth, including increases in the number of customers on our platform, additional customer ecommerce sites, new geographic regions, and our existing and future logistics providers;

•

various factors related to disruptions in our hosting network infrastructure, defects in our solutions, privacy and data security and exchange rate fluctuations, each of which is described elsewhere in these risk factors; and

•	general economic, industry and market conditions.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Our long-term success depends on our ability to operate internationally and, in part, on our ability to reach our customers’ end consumers located outside of the United States, making us susceptible to risks associated with international sales and operations.

We currently ship our customers’ products to end consumers in over 100 countries and territories and settle transactions in more than 60 currencies, and we intend to expand our operations to reach new markets and localities. Conducting international operations subjects us to risks which include:

•	localization of our solutions, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•

lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements, tariffs, and other barriers, including restrictions on advertising practices, regulations governing online services, restrictions on importation of specified or proscribed items, importation quotas, consumer protection laws, enforcement of intellectual property rights, laws dealing with consumer and data protection, privacy, encryption, and restrictions on pricing or discounts;

•	heightened exposure to credit card fraud;

•	legal uncertainty in foreign countries with less developed legal systems;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties, embargoes, exchange controls, government controls or other trade restrictions;

•	differing technology standards;

•	difficulties in managing and staffing international operations and differing employer/employee relationships;

•	fluctuations in exchange rates that may increase the volatility of our foreign based revenue;

•	potentially adverse tax consequences, including the complexities of foreign tax laws (including with respect to value added taxes) and restrictions on the repatriation of earnings;

•

likelihood of potential or actual violations of domestic and international anticorruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, increases with the increase of sales and operations in foreign jurisdictions and operations in certain industries;

•	uncertain political and economic climates in foreign markets; and

•	reduced or varied protection for intellectual property rights in some countries.

These factors may cause our international costs of doing business to exceed our comparable domestic costs. Operating in international markets also requires significant management attention and financial resources. Any negative impact from our international business efforts could negatively impact our business, operating results and financial condition as a whole.

Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses.

We currently have foreign sales denominated in Canadian dollars, Australian dollars, pounds sterling, euros, Japanese yen and other foreign currencies and, may in the future, have sales denominated in the currencies of additional countries. In addition, we incur a portion of our operating expenses in Israeli new shekels and, to a lesser extent, other foreign currencies. Effective December 2012, we entered into a contract with a third party foreign exchange services provider for currency exchange and remittance services for major currencies, including

Canadian dollars, Australian dollars, pounds sterling, euros and Japanese yen, whereby the risk of loss on fluctuation in foreign exchange rates is borne by the third party provider. Although we have limited our risk of loss for major currencies we still may experience losses from fluctuations in exchange rates for sales in other foreign currencies, or upon translation to U.S. dollars expenses incurred in Israeli new shekels for our subsidiary operations, which may negatively impact our operating results.

Fluctuations in exchange rates of foreign currencies, which may reduce cross-border trade, could harm our business.

International sales generated by our customers processing transactions through our platform are the primary source of both revenue and profit for us. The operating results of, and sales generated from, many of our customers’ internationally focused websites running on our platform are exposed to foreign exchange rate fluctuations. For example, for a U.S. retailer running on our platform, if the U.S. dollar weakens against foreign currencies, the translation of the prices of the retailer’s products into foreign currency denominated transactions would decrease, which may result in increased international sales volumes, revenue and net income for us. Conversely, to the extent the U.S. dollar strengthens against foreign currencies, cross-border trade related to purchases of dollar-denominated goods from our U.S.-based retailers running on our platform by non-U.S. purchasers will likely decrease, which would adversely affect our business, operating results and financial condition. As exchange rates in foreign currencies vary, our net revenue and other operating results may differ materially from expectations. In particular, if the U.S. dollar strengthens against major European currencies (for example, the euro and pound sterling) due to the ongoing sovereign debt crisis in Europe, worsening economic conditions or for any other reasons, our revenue and operating results would be adversely impacted.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

We are responsible for all aspects of the international order lifecycle for the products we ship for our customers, including compliance with export control and economic sanctions laws, which include the Commerce Department’s Export Administration Regulations, or EAR, and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls. Further, our solutions are subject to these export control and economic sanctions laws, including laws related to transfers of technology, software and source code to non-U.S. persons. If we fail to comply with these U.S. export control laws and import laws, including U.S. Customs regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, if we, our customers or our carriers fail to obtain appropriate import, re-import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Furthermore, the U.S. export control laws prohibit the shipment of certain products and services to U.S.-embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent any shipments we make from being shipped or provided to U.S. sanctions targets, our customers’ products could be shipped to those targets or provided by our carriers despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm. Any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our solutions, or the decreased ability to make shipments of our customers’ products. Any decreased use of our solutions would likely adversely affect our business, operating results and financial condition. In addition, the U.S. Federal Aviation Administration, or the FAA, exercises regulatory jurisdiction over transporting hazardous materials and contraband. Shippers of hazardous materials share responsibility with the air and ground carrier for compliance with these regulations and are primarily responsible for proper packaging and labeling. Customers may fail to inform us about hazardous or illegal cargo even though they are required to do so. If we fail to discover any hazardous or illegal cargo or mislabel or otherwise improperly ship hazardous materials, we may suffer liability, fines and other significant penalties, our relationships with our carriers on whom we rely may be harmed, and we may attract closer regulatory scrutiny from the FAA and other regulatory agencies, which will have a material adverse effect on our operating results.

We have in the past been subject to registration as a money services business as a result of offering certain features with our GSS business. While we no longer offer such features with our products as a result of the sale of the GSS business, we may face continuing scrutiny from regulatory authorities as a result of our past conduct or because they have determined that we are still subject to such requirements.

We were previously registered as a money services business, or MSB, pursuant to the Bank Secrecy Act regulations administered by the Financial Crimes Enforcement Network, or FinCEN. We provided currency risk management services for online merchants and internet payment processors and enabled customers to keep account balances with us, and FinCEN had determined that we were acting as a dealer in foreign exchange and engaged in the transmission of funds. We are no longer registered as an MSB with FinCEN because we ceased offering such services, commensurate with the sale of the GSS business, that caused us to register. While we no longer offer those services, we may face continuing scrutiny from regulatory authorities as a result of our past conduct or because our current activities may be determined to subject us to registration as an MSB or licensure as a money transmitter.

Many people use smartphones and other mobile devices to access information on the internet and if we are not successful in developing effective mobile solutions, or those solutions are not widely adopted, our business could be harmed.

The number of people who access the Internet through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. Mobile devices provide our customers an additional channel to offer their products to end-consumers. If we are not able to successfully offer mobile ecommerce solutions to our customers, our ability to grow our business could be harmed.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing features for these alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such features. In addition, if we experience difficulties in the future in integrating our ecommerce solutions into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, our future growth and operating results could suffer. In addition, our customers may face different fraud risks from transactions sent from mobile devices than they do from personal computers. If we are unable to effectively anticipate and manage these fraud risks in our ecommerce solutions, our business and operating results may be harmed.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we have begun the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We will be testing our internal controls in connection with management’s certification related to internal controls as of December 31, 2014 and, as part of that documentation and testing, identifying areas for further attention and improvement. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating expenses and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain our business.

Although we have no ongoing negotiations or current agreements or commitments for any acquisitions, we may acquire complementary services, technologies or businesses as part of our business strategy. We also may enter into relationships with other businesses to expand our service offerings or our ability to provide service in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the company’s software is not easily adapted to work with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Any of these risks could harm our business and operating results.

We depend on existing members of management and key employees to implement key elements in our strategy for growth, and the failure to retain them or to attract appropriately qualified new personnel could affect our ability to implement our growth strategy successfully.

The successful implementation of our growth strategy depends in part on our ability to retain our experienced management team and key employees and on our ability to attract appropriately qualified new personnel. We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, such as our president and chief executive officer, our chief financial officer, our chief strategy officer and our chief technology officer. These key employees may terminate employment with us at any time with no advance notice. We currently do not maintain key-person insurance on any members of our management and key employees. The loss of any key member of our management team or other key employees could hinder or delay our ability to implement our growth strategy effectively, and the replacement of these officers likely would involve significant time and costs, and the loss of these officers may significantly delay or prevent the achievement of our business objectives. See the section of this prospectus captioned “Management” for more detail on our executive officers.

Further, if we are unable to attract appropriately qualified new personnel, including in the technical, research and development, and products fields, as we expand over the next few years, we may not be successful in implementing our growth strategy. We face intense competition for qualified individuals from numerous technology, software, ecommerce and Internet-related companies. For example, our competitors may be able to attract and retain a more qualified engineering team by offering more competitive compensation packages. If we are unable to attract new engineers and retain our current engineers, we may not be able to develop and maintain our services at the same levels as our competitors and we may, therefore, lose potential customers and sales penetration in certain markets. Our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan and, as a result, our ability to compete would decrease, and our operating results would suffer. In addition, if any of our key employees joins a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and development plans, which may cause us to lose customers or increase operating expenses as the attention of our remaining senior managers is diverted to recruit replacements for the departed key employees.

Provisions of our debt instruments may restrict our ability to pursue our business strategies.

Our credit facility requires us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

•	dispose of assets;

•	complete mergers or acquisitions;

•	incur indebtedness;

•	encumber assets;

•	pay dividends or make other distributions to holders of our capital stock;

•	make specified investments;

•	change certain key management personnel; and

•	engage in transactions with our affiliates.

These restrictions could inhibit our ability to pursue our business strategies. If we default under our credit facility, and such event of default was not cured or waived, the lenders could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon a default.

We may incur additional indebtedness in the future. The debt instruments governing such indebtedness could contain provisions that are as, or more, restrictive than our existing debt instruments. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation.

We rely on insurance to mitigate some risks facing our business, and to the extent our insurance does not mitigate the risks facing our business or our insurers are unable to meet their obligations, our operating results may be negatively impacted.

We contract for insurance to cover certain potential risks and liabilities, such as general liability, directors and officers liability and marine cargo and warehouse losses. It is possible that we may not be able to obtain enough insurance to meet our needs, may have to pay very high prices for the coverage we do obtain, have very high deductibles, may not be able to, or may choose not to, acquire any insurance for certain types of business risk. For example, while we maintain standard marine cargo and warehouse insurance that is intended to cover shipping and transportation losses, many events, such as downtime of our platform resulting in significant losses for us and our customers, are not insured and may not be insurable. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our business, operating results and financial condition could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, our business, operating results and financial condition could be negatively affected. Additionally, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future. There can be no assurance that our insurance will be adequate to protect us from pending and future claims. In addition, we are required to maintain insurance coverage under some of our agreements with our clients. If we are not able to or do not maintain the required insurance coverage, we could breach those agreements.

We are subject to the rules and regulations adopted by the payment card networks, such as Visa and MasterCard, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

The payment card networks, such as Visa and MasterCard have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards, or PCI DSS. Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, and civil liability, loss of certification and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of customers or participants or regulatory or criminal investigations. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and any increases in our credit card and debit card fees could adversely affect our business, operating results and financial condition. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our customers, which would adversely affect our business, operating results and financial condition.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies but not to “emerging growth companies” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could be an “emerging growth company” for up to five years following completion of this offering, although if we have more than $1.0 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, operating results and financial condition.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and             impose numerous requirements on public companies, including requiring changes to corporate governance practices. Also, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning December 31, 2014, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an “emerging growth company,” we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company.” When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

After we are no longer an “emerging growth company,” or sooner if we choose not to take advantage of certain exemptions set forth in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We are faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

We may be subject to taxation in many jurisdictions in the United States and around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax laws, including increased tax rates or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. In addition, the taxing authorities in these jurisdictions could review our tax returns, or authorities in jurisdictions in which we do not file tax returns could assert that we are subject to tax in such jurisdiction, and in either case could impose additional tax, interest and penalties. Further, the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct global operations through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements among our affiliated entities. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our business, operating results and financial condition.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited if we have or have had a change in ownership, or if taxable income does not reach sufficient levels.

As of December 31, 2012, we had net operating loss carryforwards for federal and state income tax purposes of approximately $12.4 million and $4.8 million, respectively. The annual use of our net operating losses may be limited following certain ownership changes under provisions of the Internal Revenue Code of 1986, as amended, and applicable state tax law. We have not completed a study to assess whether an ownership change will occur as a result of this offering, or whether there have been one or more ownership changes since our inception, due to the costs and complexities associated with such study. Accordingly, our ability to use our net operating loss carryforwards to reduce future tax payments may be currently limited or may be limited as a result of this offering or any future issuance of shares of our stock.

Risks Related to Data Security and Our Intellectual Property

Security and privacy breaches may hurt our business.

In connection with our business, we collect certain personally identifiable information, or personal information, from our customers. Some of this information includes sensitive and/or regulated information, such as credit card information or other payment details. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store, and disclose, but there is no guarantee that inadvertent (for example, software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite our efforts. Any unauthorized access or use of personal information and other customer data, virus or similar breach or disruption to our, our customers’, or our partners’ systems and security measures as a result of third-party action, employee error, malfeasance or otherwise could result in loss of personal information or other confidential information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers, financial penalties, litigation, regulatory investigations, and other significant liabilities.

Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and customers or suffer other negative consequences to our business. In addition, the vast majority of U.S. states and a number of foreign jurisdictions impose detailed breach notification obligations that would apply in the event of unauthorized access to certain personally identifiable information. In the event we experience a data breach, we could be subject to one or more of these laws which could require us to undertake costly and burdensome notification obligations. Any data breach incidents could also have a material and adverse effect on our business, reputation, or financial results.

Any significant violations of data privacy and/or information security could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our operating results and financial condition. Moreover, if a high profile security breach occurs with respect to another ecommerce technology services provider, our customers and potential customers may lose trust in the security of our business model generally, which could adversely impact our ability to retain existing customers or attract new ones. We maintain coverage for third party “Cyber Liability” claims. However, in the event of a major third party security incident, we may incur losses in excess of the insurance coverage. Further, certain incidents that we can experience may not be covered by the insurance that we carry.

We collect, use, store, and disclose personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy. Our actual or perceived failure to comply with such obligations could harm our business.

As part of our ecommerce solution that we offer to our customers, we collect, use, store, and disclose personal information and other customer data, including bank account numbers, credit and debit card information, identification numbers and images of government identification cards. We also aggregate this data and conduct data analytics based on this aggregated data to gain insights on the global consumer and formulate data-driven marketing and merchandising strategies. As a result, we are required to comply with certain privacy and data security requirements, including the Payment Card Industry Data Security Standards and state laws concerning privacy and security of personal information. In addition, the European Union, or EU, has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under data privacy regulations. There are also numerous other federal, state and local laws around the world regarding privacy and the collection, usage, storage, disclosure and protection of personal information and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other applicable rules. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, our business practices, or our contractual commitments to our customers.

The regulatory framework for privacy and data security issues worldwide is evolving. The U.S. federal government and various state governments have adopted or proposed limitations on the collection, use, storage and disclosure of personally identifiable information. Numerous foreign jurisdictions, including all EU member states, have adopted legislation (including directives or regulations) that impose stringent restrictions on the collection, usage, storage, disclosure, security and deletion of personal information in these jurisdictions. In addition, individual EU member states have had discretion with respect to their interpretation and implementation of the regulations, which has resulted in variation of privacy and data security standards from country to country. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. A failure to comply fully with applicable foreign legal requirements could result in fines and other liabilities, negative publicity and loss of business.

U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. A number of proposals are pending before federal, state, and foreign legislative and regulatory bodies that could significantly affect our business. Within the EU, for example, legislators are currently considering a revision to the 1995 European Union Data Protection Directive that may include more stringent operational requirements for processors and controllers of personal information and that would impose significant penalties for non-compliance. If our privacy or data security measures fail to comply with current or future laws and regulations or our policies, we may be subject to litigation, regulatory investigations, fines, defense costs and other liabilities, as well as negative publicity and a potential loss of business. Moreover, if future laws and regulations limit our customers’ ability to collect, use, store and share consumer data or our ability to use, store and disclose personal information and/or other data with our customers over the Internet, demand for our solution could decrease, our costs could increase, and our business, operating results and financial condition could be harmed.

We could be required to stop selling or using a product or service and/or incur substantial costs as a result of any claim of violation of another party’s intellectual property or proprietary rights.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property and proprietary rights. Companies providing Internet-related products and services are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights. These risks have been amplified by the increase in third parties, which we refer to as non-practicing entities, whose primary business is to assert such claims. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our business violates its rights, the litigation could be expensive and could divert our management resources.

In addition, in most instances, we have agreed to indemnify our customers against certain claims that our products and services violate the intellectual property rights of third parties. Our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them. The results of any litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease making, selling offering for sale or using products or services that incorporate the challenged intellectual property;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign those products or services to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or costs could have a material adverse effect upon our business and financial results.

We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.

We seek to protect the source code for our proprietary software under a combination of patent, copyright and trade secrets law. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our proprietary software is dependent upon the extent to which we have rights under valid and enforceable patents, copyrights or trade secrets that cover these activities. However, because we make some of the source code available to some customers, third parties may be more likely to misappropriate it. Our policy is to enter into confidentiality agreements with our employees, consultants, vendors and customers and to control access to our software, documentation and other proprietary information. Despite these precautions, it may be possible for someone to copy our software or other proprietary information without authorization or to develop similar software independently.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our platform or to obtain and use information that we regard as proprietary. Policing unauthorized use of our platform is difficult, and while we are unable to determine the extent to which piracy of our software exists, we expect software piracy to be a persistent problem. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of resources, the impairment or loss of portions of our intellectual property and have a material adverse effect on our business, operating results and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. These steps may be inadequate to protect our intellectual property. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our platform may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information may increase.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, then our business, brand, operating results and financial condition could be materially harmed.

Our use of “open source” software could negatively affect our ability to sell our services and subject us to possible litigation.

A portion of the technologies licensed by us incorporate so-called “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. In addition, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products.

We rely on third-party software, including server software and licenses from third parties to use patented intellectual property that is required for the development of our solutions, which may be difficult to obtain or which could cause errors or failures of our solutions.

We rely on software licensed from or hosted by third parties to offer our solutions. In addition, we may need to obtain future licenses from third parties to use intellectual property associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any inability to obtain or loss of the right to use any software required for the development and maintenance of our solutions could prevent us from providing our solutions or result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions which could harm our business.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to resell your shares of our common stock at or above the initial offering prices.

Before this offering, there was no public market for our common stock. Although we expect that our common stock will be approved for listing on             , an active trading market for our shares may never develop or be sustained following this offering. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters, and may not be indicative of the market price of our common stock after the offering. We cannot predict the prices at which our common stock will trade. The lack of an active market may impair investors’ ability to sell their shares at the time they wish to sell them or at a price they consider reasonable, may reduce the fair market value of their shares and may impair our ability to raise capital.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price, in response to various factors, some of which are beyond our control. These factors include:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

•	litigation involving us or developments or disputes concerning our intellectual property or other rights;

•	changes in general economic, industry and market conditions and trends;

•	issuance of new or changed securities analysts’ reports or recommendations with respect to our stock;

•	future sales of our common stock or securities;

•	expiration of contractual lock-up agreements;

•	recruitment or departure of key personnel; and

•	the other factors discussed in the section of this prospectus captioned “Risk Factors.”

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to raise funds in the future, for example, to develop new technologies, expand our business, respond to competitive pressures, acquire complementary businesses, or respond to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships, or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance, and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions, or reducing our product development efforts. If we succeed in raising additional funds through the issuance of equity or equity-based securities, then the issuance could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences, and privileges senior to those of the holders of our common stock. The terms of these securities, as well as any borrowings under our credit agreement, could impose restrictions on our operations.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they publish negative evaluations of our stock, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the section of this prospectus captioned “Underwriters”. These sales, or the perception that a substantial number of shares may be sold, could reduce the market price of our common stock. After the closing of this offering, we will have                 shares of common stock outstanding based on the number of shares outstanding as of March 31, 2013. This includes the                 shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                 shares, or         % of our outstanding shares after this offering, are currently, and will be following the closing of this offering, restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws with respect to affiliate sales, in the near future as set forth below.

Number of Shares and Percentage of Total Outstanding	Date Available for Sale Into Public Market
shares, or %	On the date of this prospectus

shares, or %	90 days after the effective date of the registration statement of which this prospectus is a part

shares, or %	180 days after the effective date of the registration statement of which this prospectus is a part, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, Morgan Stanley & Co. LLC can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

In addition, as of March 31, 2013, there were 432,167 shares underlying outstanding warrants, 5,000,629 shares underlying outstanding options and an additional 562,954 shares reserved for future issuance under our equity incentive plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, lock-up agreements and applicable securities laws. Moreover, after this offering, holders of an aggregate of approximately 40,355,627 shares of our common stock as of March 31, 2013 (including the shares underlying the warrants described in the section of this prospectus captioned “Shares Eligible for Future Sale—Warrants,” or shares of our common stock), will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register for sale all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions under applicable securities laws.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

After this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. As a result, these stockholders, if they act together, could have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets, and over the management and affairs of our company. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquiror than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

Our management will have broad discretion over the use of the proceeds we receive from this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We have not identified a specific use of the proceeds from this offering and we intend to use them for general corporate purposes, which may in the future include acquisitions of complementary businesses, technologies or other assets, although we do not currently have any plans for acquisitions. See the section of this prospectus captioned “Use of Proceeds” for additional information. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Anti-takeover provisions in our certificate of incorporation and our bylaws, as well as provisions of Delaware law, may discourage, delay or prevent an acquisition of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws to be effective upon completion of this offering and Delaware law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management and may limit the price that investors might be willing to pay for our common stock. Our corporate governance documents include provisions:

•	establishing a classified board of directors with staggered three-year terms so that not all members of our board are elected at one time;

•	providing that directors may be removed by stockholders only for cause;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	providing that vacancies may only be filled by the remaining directors;

•	preventing the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	providing for a supermajority requirement to amend our bylaws; and

•	establishing the Court of Chancery of the State of Delaware as the sole and exclusive forum for any legal actions.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the state of Delaware, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in, but not limited to, the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Executive Compensation.” Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements include, but are not limited to, statements about:

•	our growth strategy;

•	our plans for future products;

•	our operating results;

•	our ability to anticipate future market demands and future needs of our customers;

•	our customer concentration;

•	our ability to effectively manage our growth;

•	our expectations regarding the use of proceeds;

•	our expectations regarding our revenue, expenses and operations;

•	our anticipated trends and challenges in the markets in which we operate;

•	our ability to successfully enter new markets and manage our international expansion; and

•	our intellectual property.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail under the section of this prospectus captioned “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets in which we compete. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is reliable, such information is inherently imprecise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the                 shares of common stock in this offering will be approximately $         million based upon an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to create a public market for shares of our common stock and to facilitate our future access to public equity markets. We have not quantified or allocated any specific portion of the net proceeds or range of the net proceeds to any particular purpose. We anticipate that we will use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ option to acquire additional shares of common stock in this offering, for general corporate purposes. We may use a portion of the net proceeds for the acquisition of businesses, technologies or other assets that we believe are complementary to our own, although we have no agreements, commitments or understandings with respect to any such transaction.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section of this prospectus captioned “Risk Factors.” Accordingly, our management will have broad discretion in applying a portion of the net proceeds of this offering. Pending these uses, we intend to invest the remaining net proceeds in high quality, investment-grade instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock or any other securities. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, the provision of then-existing debt instruments and other factors that our board of directors may deem relevant. In addition, our credit facility prohibits, and future debt instruments may materially restrict, us from declaring or paying cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the conversion of all outstanding shares of our convertible preferred stock into 34,857,329 shares of our common stock, which will occur immediately prior to the closing of this offering, and the conversion of all outstanding warrants to purchase convertible preferred stock into warrants to purchase an aggregate of 378,599 shares of common stock as of March 31, 2013, which will occur immediately prior to the closing of this offering unless earlier exercised or expired, (2) the repayment of the notes receivable from stockholders, which will occur immediately prior to the first public filing of this registration statement, and (3) the filing of our certificate of incorporation that will be in effect upon completion of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments described above and our receipt of the net proceeds from our sale of                 shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds to us from such sale.

The information below is illustrative only and our cash and cash equivalents and capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2013
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(Unaudited) (In thousands)
Cash and cash equivalents	$24,209	$24,662	$

Warrant liability	$1,382	$—	$

Convertible preferred stock, $0.01 par value, 31,605,392 shares authorized, 30,267,403 shares issued and outstanding, actual; 31,605,392 shares authorized, no shares issued and outstanding, pro forma; no shares authorized, issued, and outstanding, pro forma as adjusted	41,937	—

Stockholders’ deficit
Preferred stock, $0.01 par value, no shares authorized, issued, and outstanding, actual and pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $0.01 par value, 49,500,000 shares authorized, 7,100,847 shares issued and 6,700,847 shares outstanding, actual; shares authorized, 41,958,176 shares issued and 41,558,176 shares outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	71	420
Additional paid-in capital	2,440	45,410
Notes receivable from stockholders	(453)	—
Treasury stock, at cost	(600)	(600)
Accumulated deficit	(15,413)	(15,413)

Total stockholders’ equity (deficit)	(13,955)	29,817

Total capitalization	$27,982	$29,817	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us, assuming that the assumed initial public offering price remains the same, would increase cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, assuming that the assumed initial public offering price remains the same, would decrease cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by $ million.

The number of shares of our common stock outstanding after the completion of this offering is based on 41,558,176 shares outstanding as of March 31, 2013, and excludes:

•	5,000,629 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2013, at a weighted average exercise price of $0.47 per share;

•	432,167 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2013 at a weighted average exercise price of $0.82 per share; and

•

562,954 shares reserved for future issuance under our 2013 Stock Option and Incentive Plan, as well as shares originally reserved for issuance under our 2011 Stock Option and Grant Plan, but which may become available for awards under our 2013 Stock Option and Incentive Plan, which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities and convertible preferred stock by the number of outstanding shares of our common stock.

At March 31, 2013, we had a net tangible book value of $(15.7) million, or $(2.34) per share of common stock. On a pro forma basis, after giving effect to the conversion of the outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering, our net tangible book value would have been approximately $28.1 million, or approximately $0.68 per share. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2013 would have been $            , or $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors.

The following table illustrates this dilution to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2013	$0.68
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Net pro forma dilution per share to investors participating in this offering		$

The foregoing table does not reflect sales by existing stockholders in connection with this offering. Such sales will reduce the number of shares held by existing investors to                 shares, or         % of the total number of shares of common stock outstanding after the offering, and will increase the number of shares held by new investors to shares, or         % of the total number of shares of our common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $         million, or $         per share, and the pro forma dilution per share to investors in this offering by the $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $         million, or $         per share, and the pro forma dilution to investors in this offering would be $         per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $         million, or $         per share, and the pro forma dilution to investors in this offering would be $         per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

If all our outstanding options and warrants had been exercised, the pro forma net tangible book value as of March 31, 2013 would have been $         million, or $         per share, and the pro forma net tangible book value after this offering would have been $         million, or $         per share, causing dilution to new investors of $         per share.

If the underwriters fully exercise their over-allotment option, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2013, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

The foregoing calculations are based on 41,558,176 shares of our common stock outstanding as of March 31, 2013, and excludes:

•	5,000,629 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2013, at a weighted average exercise price of $0.47 per share;

•	432,167 shares of common stock, issuable upon the exercise of warrants outstanding as of March 31, 2013 at a weighted average exercise price of $0.82 per share; and

•

562,954 shares reserved for future issuance under our 2013 Stock Option and Incentive Plan, as well as shares originally reserved for issuance under our 2011 Stock Option and Grant Plan, but which may become available for awards under our 2013 Stock Option and Incentive Plan, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described “Executive Compensation—Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and selected consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the statement of operations data for the year ended December 31, 2010 and the balance sheet data as of December 31, 2010, from our audited consolidated financial statements not included in this prospectus.

The selected statement of operations data for the three months ended March 31, 2012 and 2013 and the balance sheet data as of March 31, 2013 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited selected consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of these statements in all material respects. Our historical results are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results to be expected in the full year.

The following selected consolidated financial data should be read in conjunction with the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$13,097	$36,793	$81,384	$14,917	$25,772
Operating expenses(1):
Cost of revenue	3,498	23,572	55,632	9,922	17,239
Technology and operations	2,639	3,943	7,601	1,320	2,182
Research and development	2,765	3,370	4,545	864	1,247
Sales and marketing	2,711	3,088	5,729	880	2,598
General and administrative	2,972	3,989	6,754	1,458	2,268

Total operating expenses	14,585	37,962	80,261	14,444	25,534

Income (loss) from operations	(1,488)	(1,169)	1,123	473	238
Gain from sale of business(2)	—	6,747	—	—	—
Interest and other income (expense), net	(191)	352	1,205	250	378
Loss on change in fair value of warrants	(32)	(128)	(1,828)	(1,198)	(215)

Income (loss) before income taxes	(1,711)	5,802	500	(475)	401
Provision for income taxes	14	71	308	24	40

Net income (loss)	$(1,725)	$5,731	$192	$(499)	$361

Net income (loss) per share attributable to common stockholders(3)
Basic	$(1.16)	$0.17	$(0.01)	$(0.09)	$0.01

Diluted	$(1.16)	$0.16	$(0.01)	$(0.09)	$0.01

	Year Ended December 31,				Three Months Ended March 31,
	2010	2011	2012		2012	2013
					(Unaudited)
	(In thousands, except share and per share data)
Weighted average common shares outstanding(3)
Basic	1,484,665	2,843,457		6,009,506	5,502,312		6,641,953

Diluted	1,484,665	3,397,428		6,009,506	5,502,312		10,895,666

Pro forma net income (loss) per share attributable to common stockholders (unaudited)(4)
Basic			$			$

Diluted			$			$

Pro forma weighted average common shares outstanding (unaudited)(4)
Basic

Diluted

	As of December 31,			As of March 31,
	2010	2011	2012	2013
				(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,512	$12,312	$27,476	$24,209
Working capital(5)	6,299	9,442	20,639	21,172
Total assets	16,402	29,979	57,062	50,950
Long term debt	1,152	559	135	112
Total liabilities	9,363	16,584	29,573	22,968
Convertible preferred stock	28,236	28,236	41,937	41,937
Total stockholders’ deficit	(21,197)	(14,841)	(14,448)	(13,955)

(1)	Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
				(Unaudited)
	(In thousands)
Cost of revenue	$—	$—	$—	$—	$—
Technology and operations	20	45	60	5	29
Research and development	28	22	55	3	12
Sales and marketing	32	25	101	11	38
General and administrative	102	115	107	17	29

Total stock-based compensation	$182	$207	$323	$36	$108

(2)	Gain recognized from the sale of the Global Settlements Service, or GSS, business in August 2011. See Note 14 to our consolidated financial statements for further details.
(3)	See Note 17 to our consolidated financial statements for further details on the calculation of basic and diluted net income (loss) per share attributable to common stockholders.
(4)	See Note 17 to our consolidated financial statements for further details on the calculation of pro forma net income (loss) per share attributable to common stockholders.
(5)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that can cause actual results to differ materially from those reflected in the forward-looking statements include, among others, those discussed in “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a market leader in international cross-border ecommerce, operating a proprietary technology and services platform to enable U.S. retailers to transact with consumers in more than 100 countries and territories worldwide. The market opportunity for international cross-border ecommerce is large and significantly under-monetized by U.S. retailers today. Many U.S.-based online retailers view international expansion as important to their overall business strategies, yet international ecommerce revenues are limited today for many of these retailers. Based on the database of web merchants ranked in Internet Retailer’s 2013 Top 500 Guide, less than 60% currently sell internationally. We believe this is due to the significant challenges associated with selling to global consumers.

We believe Borderfree delivers the most comprehensive cross-border ecommerce solution available through a single unified platform enabling retailers to capitalize on the large cross-border market opportunity. Our customers, the retailers and brands that integrate our solution, use our highly scalable Borderfree platform to develop a seamless global ecommerce business across web, mobile and in-store channels to transact with international shoppers, who we refer to as consumers. Borderfree manages all aspects of the international shopping experience, including site localization, multi-currency pricing, payment processing, fraud management, landed cost calculation, customs clearance and brokerage, and global logistics services while maintaining the integrity of our customers’ brands and the consumer experience. Our integrated cross-border solution enables retailers to begin selling internationally typically within 90 days without the need to invest in expensive infrastructure, software, in-house compliance expertise or international vendor relationships. In addition, as a result of our scale and experience in international ecommerce, we have amassed a substantial amount of data that enables us to provide actionable marketing and merchandising insights to our customers to help grow their global sales.

Key milestones in our history include:

•

in 1999 our company was founded and we began offering a patented foreign exchange technology solution that allowed ecommerce retailers to automatically present and settle transactions in the preferred currencies of their global consumers, which we refer to as our Global Settlement Services, or GSS, business;

•	in 2008, we developed and launched a comprehensive global ecommerce technology and service offering that forms our platform today and in 2009 renamed our company FiftyOne;

•	in August 2011, we sold our GSS business;

•	in March 2012 we acquired the Borderfree business unit of Canada Post Corporation which we refer to as CPBF; and

•	in 2013 we renamed our company Borderfree.

We generate revenue from the provision of ecommerce and fulfillment services which are directly attributable to the GMV processed through our platform. We derive ecommerce revenue from fees paid to us by our customers based on a percentage of their total gross international sales, which represents the portion of GMV related to retail product volume processed through our technology platform. At March 31, 2013, substantially all of our customers were U.S.-based retailers engaged in international cross-border ecommerce. Our customer contracts typically have multi-year initial terms ranging from one to four years, followed by one-year renewal periods. We generate additional ecommerce revenue from foreign exchange services and parcel protection fees from consumers who visit our customers’ websites and make a purchase. We also derive, from the consumer, fulfillment services revenue from international shipping, handling, and other global logistics services resulting from the ecommerce transactions processed through our platform.

We provide our ecommerce and fulfillment services using an asset-light model that allows us to scale our business to serve additional customers and markets and process additional GMV with minimal capital expenditures. We do not own or operate any distribution centers or warehouses. We work with third-party logistics providers for hub processing and international delivery services to process and transport products to the consumer, paying only a volume-based fee which varies with our customers’ sales volume. We also do not own or operate any consumer support centers, as our customers handle consumer service calls.

Our strategy is to continue to grow GMV with our existing customers by (1) optimizing logistics and lowering the costs of shipping to improve consumer sales conversion, (2) driving additional qualified site traffic by partnering with our customers to deploy marketing solutions, and (3) further leveraging our data asset, consumer insights and analytics capabilities to drive marketing and merchandising strategies for our customers. We intend to reduce our cost of revenue by expanding our third-party logistics hub and carrier network to improve efficiency and reduce costs and leveraging our scale to negotiate lower shipping and handling costs with our carrier base. Additionally, we plan to acquire more customers by proactively targeting U.S. brands with global appeal such as large department stores, branded retailers and emerging consumer brands, and by expanding our addressable market to a wider range of customers, including smaller U.S. retailers, as well as U.S. brands and retailers that are adopting a cross-border sales strategy. As we execute this strategy, we plan to make continued investments in our technology platform, logistics infrastructure and services and sales and marketing initiatives.

Since the commercial launch of our global ecommerce platform in 2008, we have experienced significant growth. We processed $137 million, $302 million and $92 million of GMV on our platform during 2011, 2012, and the three months ended March 31, 2013, respectively, representing period over period growth of 78%, 120% and 82%. We experienced similar growth in revenue, generating revenue of $37 million, $81 million and $26 million and Adjusted Revenue of $38 million, $81 million and $26 million in the same periods, representing period over period Adjusted Revenue growth of 84%, 114%, and 73%, respectively. The growth in GMV on our platform and revenue was supported by 96% growth in our customer base from 45 to 88 customers between January 1, 2011 and March 31, 2013. For a definition of Adjusted Revenue and a reconciliation to revenue, see “Prospectus Summary—Summary Financial and Other Data.”

Key Metrics

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(Dollars in thousands)
	(unaudited)
Gross merchandise volume	$77,120	$137,215	$301,696	$50,886	$92,375
Number of customers	45	56	84	75	88
Number of customer ecommerce sites	64	94	133	128	141
Adjusted EBITDA	$(1,086)	$(504)	$2,890	$712	$912
Adjusted EBITDA as a percentage of revenue	(8.3)%	(1.4)%	3.6%	4.8%	3.5%

We monitor and analyze a number of key metrics to measure our operating performance, evaluate growth trends, establish budgets and financial projections, and formulate strategic plans.

Gross Merchandise Volume

For the year ended December 31, 2012 we processed $302 million of GMV on our platform, representing an increase of 120%, from $137 million of GMV processed in 2011. We define GMV as the total dollar value of consumer orders processed through our platform, and shipped from our processing centers, net of returns, inclusive of product value, shipping and handling, and duty and value added taxes. Since our revenue and cost of revenue are directly attributable to the level of GMV processed through our platform we believe that GMV is an indicator of the growth and scale of our business, customer acquisition and retention, existing customer sales growth, the value of executing our strategic initiatives and our ability to project future operating results.

Number of Customers

Our customers are U.S.-based brands, such as large department stores, established and emerging consumer brands, specialty retailers and online only retailers. We believe that our ability to increase our customer base is an indicator of our market penetration and growth of our business as we continue to expand our sales force and invest in marketing efforts. We define our number of customers at the end of a particular period as the number of customers that are under contract with us, and processing international cross-border sales volumes on our platform during such period. As of March 31, 2013, we had 88 customers operating on our platform. For more information about our customers, see the section of this prospectus captioned “Business—Customers.”

Number of Customer Ecommerce Sites

Many of our customers operate multiple ecommerce sites. Since we derive a portion of our global ecommerce services revenue from fees paid to us by our customers based on a percentage of their sales generated through our platform we believe the total number of customer ecommerce sites operating on our platform in a particular period is an indicator of the growth of our business and the diversification of our customer and revenue base. As of March 31, 2013, our platform powered 141 ecommerce sites for our 88 customers.

Adjusted EBITDA

We present and evaluate Adjusted EBITDA because we believe it is a useful measure to assess the operating performance of our business without the effect of depreciation and amortization, interest expense, provision for income taxes, gain (loss) on change in fair value of warrants, stock-based compensation expense, and gain from sale of business and other income related to GSS. Our use of Adjusted EBITDA as a key metric permits a comparative assessment of our operating performance, relative to our performance based on GAAP results, while isolating the effects of certain items that vary from period to period without any correlation to our operating performance. Adjusted EBITDA as presented may not be comparable to other similarly-titled measures of other companies, and our presentation of Adjusted EBITDA should not be construed as an inference that our future operating results will be unaffected by excluded or unusual items. For a definition of Adjusted EBITDA and a reconciliation to net income (loss), see “Prospectus Summary—Summary Financial and Other Data.”

Components of Results of Operations

We operate in one segment, which is international cross-border ecommerce. The key components of our results of operations include:

Revenue

We generate revenue from the provision of ecommerce and fulfillment services which are directly attributable to the GMV processed through our platform. We derive ecommerce revenue from fees paid to us by our customers based on a percentage of their total gross international sales revenue processed through our technology platform. Our customer contracts typically have multi-year initial terms ranging from one to four years, followed by one-year renewal periods. Revenue derived from our customers is recognized upon the delivery of the agreed upon service to the customer.

We generate additional ecommerce revenue from foreign exchange services and parcel protection fees from consumers who transact on our customers’ websites and mobile applications. We derive fulfillment services revenue from international shipping, handling, and other global logistics services resulting from the ecommerce transactions processed through our platform. Revenue related to fulfillment services, foreign exchange and other transaction related fees are a function of customer sales and is recognized upon delivery when the risk of loss is transferred to the consumer.

We evaluate whether it is appropriate to record ecommerce, fulfillment, parcel protection and foreign exchange services on a gross or net basis. When making this evaluation, if we are not primarily obligated in a transaction, are not subject to inventory risk with respect to markdowns and obsolescence, and do not have latitude in establishing product retail prices or selecting merchandise suppliers, or several but not all of these indicators are not present, revenue is recorded on a net basis. With the exception of fulfillment services revenue, we record all revenue on a net basis. We entered into new fulfillment arrangements with our logistic providers during the first quarter of 2011. Pursuant to these arrangements, we act as the primary obligor to the consumer and we have latitude in establishing pricing and selecting suppliers. As a result, we began reporting fulfillment services revenue and fulfillment costs on a gross basis beginning in the first quarter of 2011.

No individual customer accounted for more than 10% of revenue for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013. Our top 10 customers accounted for more than 57% of global ecommerce revenue for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013.

Canada accounted for 27%, 26% and 26% of revenue for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013, respectively. Australia accounted for 22%, 22% and 21% of revenue for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013, respectively. No other individual foreign country accounted for more than 10% of our revenue during these periods. For additional information on revenue by geographic region, see Note 18 to our consolidated financial statements.

Prior to August 2011 we derived multi-currency services revenue from our GSS business. In August 2011, we sold our GSS business and granted the buyer a non-exclusive license to use our GSS software and related patents, as well as an exclusive right to the E4X trademark solely for the purposes of operating the GSS business. We retained all ownership and other rights not specifically granted. We earn an ongoing market based royalty fee and outsourcing services fees from the buyer that are recognized in the statement of operations as interest and other income (expense), net.

Operating Expenses

Operating expenses consist of cost of revenue, technology and operations, research and development, sales and marketing, and general and administrative expenses. Salaries, incentive compensation, stock-based compensation and other personnel-related costs are the most significant portions of each of technology and operations, research and development, sales and marketing, and general and administrative expenses. We grew from 81 employees at January 1, 2011 to 163 employees at March 31, 2013, and expect to continue hiring new employees to support our anticipated growth. We include stock-based compensation expense in connection with the grant of stock options in the applicable operating expense category based on the respective equity award recipient’s function. In addition, amortization expense related to the customer relationships and technology acquired as part of our 2012 acquisition of CPBF is allocated within sales and marketing and technology and operations, respectively.

Cost of Revenue

Cost of revenue consists primarily of fulfillment costs, as well as payment processing costs, transaction processing personnel salaries and benefits (fraud prevention, logistics and client service), foreign exchange gain (loss), depreciation expenses for hardware, allocated overhead, allowances related to consumer fraud, charge backs, parcel losses and other consumer service costs. Fulfillment costs and payment processing costs are driven by the sales made by our customers using our platform and the related GMV. Specifically, fulfillment costs include international shipping, handling and other costs associated with delivering global logistics services. Payment processing costs include fees paid to credit card and other payment service providers for processing consumer payments. Foreign exchange gain (loss) relates to expenses associated with managing the conversion of foreign denominated currencies into U.S. dollars. Consumer fraud, charge backs, parcel losses and other transactional service costs are provided for at the same time the related revenue is recognized based on historical experience. The number of transaction processing personnel grew from 11 at January 1, 2011 to 17 at March 31, 2013.

We expect that the cost of revenue in absolute dollars may increase in the future depending on the growth rate of our customer’s sales to new and existing consumers and our need to fulfill those sales. We have implemented certain initiatives, including expanding our third-party logistics hub network to improve efficiency and leveraging our scale to negotiate lower shipping and handling costs with our carrier base, to reduce our cost of revenue as a percentage of revenue. However, we expect that the cost of revenue as a percentage of revenue may fluctuate from period to period.

Technology and Operations

Technology and operations expenses consist primarily of personnel and related expenses for our operations staff which includes information technology infrastructure support and platform integration services, amortization expenses associated with capitalized software and definite-lived intangible assets, and allocated overhead. The number of employees in technology and operations grew from 28 at January 1, 2011 to 39 at March 31, 2013.

We expect technology and operations expenses to increase in absolute dollars as we scale our business, although they may fluctuate as a percentage of revenue.

Research and Development

Research and development expenses consist primarily of personnel and related expenses for our product development and research and development staff including salaries, benefits, bonuses and stock-based compensation, the cost of certain third-party contractors, and depreciation expenses for hardware and allocated overhead. The number of employees in research and development functions grew from 17 at January 1, 2011 to 44 at March 31, 2013. The majority of our research and development employees are located in Israel. Therefore, a majority of research and development expense is subject to fluctuations in foreign exchange rates. Research and development costs, excluding certain internal use software development costs that qualify for capitalization, are expensed as incurred.

We have focused our research and development efforts on continuously improving our platform, including feature innovation, platform extension and accelerating customer implementations. We believe that continued investment in our technology is important for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars, although they may fluctuate as a percentage of revenue.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel and related expenses for our sales, marketing, customer account management and consumer research and analytics staff, including salaries, benefits, bonuses, stock-based compensation and sales commissions, costs of marketing and promotional events, corporate communications, online marketing, product marketing and other brand-building activities, amortization expenses associated with definite-lived intangible assets, depreciation expenses for hardware and allocated overhead. The number of employees in sales and marketing functions grew from nine at January 1, 2011 to 37 at March 31, 2013.

We plan to continue to invest in sales and marketing to acquire new customers, drive increases in GMV for our existing customer base and to expand our consumer growth related initiatives. We expect spending in these areas to increase in absolute dollars, although they may fluctuate as a percentage of revenue.

General and Administrative

General and administrative expenses consist primarily of personnel and related expenses for administrative, finance, legal and human resource staffs, including salaries, benefits, bonuses and stock-based compensation, professional fees, insurance premiums, other corporate expenses, and depreciation expenses for hardware and allocated overhead. The number of employees in general and administrative functions grew from 16 at January 1, 2011 to 26 at March 31, 2013.

We expect our general and administrative expenses to increase as we continue to expand our operations, hire additional personnel and transition from being a private company to a public company. In transitioning to a public company, we expect to incur additional expenses related to increased outside legal counsel assistance, accounting and auditing activities, compliance with SEC requirements and enhancing our internal control environment through the adoption and administration of new corporate policies.

Gain from Sale of Business

In March 2011, we sold our GSS business and we granted the buyer a non-exclusive license to use our GSS software and related patents, as well as an exclusive right to the E4X trademark solely for the purposes of operating the GSS business. We retained all ownership and other rights not specifically granted. We earn an ongoing market based royalty fee and outsourcing services fees from the buyer that are recognized in the statements of operations as interest and other income (expense), net.

Interest and Other Income (Expense), Net

Interest and other income (expense), net primarily consists of interest income, interest expense, foreign exchange gain (loss) and other financial income (expense). Interest income represents interest received on our cash and cash equivalents and notes receivable from stockholders. Interest expense is associated with our term loan, revolving credit facility and capital leases. Foreign exchange gain (loss) relates to currency translation adjustments of our foreign subsidiaries. Other financial income relates to ongoing market based royalty fees earned and outsourcing services fees related to GSS.

Provision for Income Taxes

We file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions.

At December 31, 2012, we had federal net operating loss carryforwards of $12.4 million and state net operating loss carryforwards of $4.8 million. The federal and state net operating loss carryforwards are subject to limitations of the Internal Revenue Code and applicable state tax law. If not utilized, a portion of the federal and state net operating loss carryforwards will begin to expire in 2023.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The realization of deferred tax assets is based on several factors, including our past earnings and the scheduling of deferred tax liabilities and projected income from operating activities. As of December 31, 2011 and 2012, our management does not believe it is more likely than not that the net deferred tax assets relating to U.S. federal and state operations are realizable. As a result, a valuation allowance has been recognized at December 31, 2011 and 2012 to fully offset the deferred tax assets, as it has been determined that it is more likely than not that all or a portion of the deferred tax assets may not be realized. Given the estimate of future financial results, positive evidence may exist within the next 12 months to support an adjustment to the valuation allowance. We intend to maintain the valuation allowance until sufficient positive evidence exists to support reversal of some or all of the allowance.

Loss on Change in Fair Value of Warrants

The fair value of our convertible preferred stock warrant liability is re-measured at the end of each reporting period and any changes in fair value are recognized on our statements of operations. Preferred stock warrants will be converted to common stock warrants upon closing of the offering and will be reclassified from liabilities to equity. Following the reclassification, the warrants will no longer be re-measured.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, operating expenses, interest and other income (expense), net, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that our critical accounting policies and estimates require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. See Note 1 to our consolidated financial statements, which are included elsewhere in this prospectus, for a complete discussion of our significant accounting policies. The following reflect the critical accounting policies used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recognized when the following conditions are satisfied: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred, title has transferred or services are rendered; (3) price is fixed or determinable; and (4) collectability is reasonably assured.

Global ecommerce services revenue includes a fee paid to us by our customers based on a percentage of our customers’ total gross international sales revenue processed through our platform, as well as a fee paid by the consumer related to foreign exchange and other transactional services, including parcel protection.

Fulfillment services revenue is paid by the consumer for international shipping, handling and other global logistics services.

Multi-currency services revenue includes a fee earned from customers who utilized our foreign exchange settlement solution. See Note 14 to our consolidated financial statements for further details.

Revenue derived from our customers is recognized upon the delivery of the agreed upon service to the customer. Revenue related to fulfillment services, foreign exchange and other transactional services, including parcel protection, is recognized upon delivery when the risk of loss is transferred to the consumer.

We evaluate whether it is appropriate to record revenue on a gross or net basis. When making this evaluation, we consider if we are primarily obligated in a transaction, are subject to inventory risk with respect to markdowns and obsolescence, and have latitude in establishing prices or selecting suppliers. When several, but not all of these indicators are not present, revenue is recorded on a net basis. With the exception of fulfillment services revenue, we record all revenue on a net basis. We entered into new fulfillment arrangements with our logistic providers during the first quarter of 2011. Pursuant to these arrangements, we act as the primary obligor to the consumer and we have latitude in establishing pricing and selecting suppliers. As a result, we began reporting fulfillment services revenue and fulfillment costs on a gross basis during the first quarter of 2011.

We evaluate transactions with customers and consumers for multi-element arrangements and determined that there is a single unit of accounting for each transaction. Revenue therefore is recorded upon the deliverable being satisfied with the customer or consumer.

Billings received in advance for services are deferred and recognized as revenue when the conditions noted above are satisfied.

Trade Receivables and Allowance for Doubtful Accounts

Trade receivables are carried at their original invoice amounts less an allowance for doubtful accounts based on estimated losses resulting from the inability or unwillingness of customers to make required payments. We determine our allowance for doubtful accounts by considering a number of factors, including the length of time trade receivables are past due, our previous loss history, the customer’s current ability to pay its obligation and the condition of the general economy and the industry as a whole. Unanticipated events and circumstances may occur that affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill, Intangibles and Long-Lived Assets

Goodwill represents the excess of the cost of net assets acquired in business combinations over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. As of December 31, 2012, we have a single reporting unit. Goodwill is not amortized. As required under GAAP, goodwill and indefinite-lived intangibles are reviewed for impairment annually, for us as of October 1, or more frequently whenever events or changes indicate that the carrying value of an asset may not be recoverable. These events or circumstances could include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of significant assets. The testing of goodwill and indefinite-lived intangible assets for impairment involves significant use of judgment and assumptions in the determination of fair market value.

In September 2011, the Financial Accounting Standards Board, or FASB, issued accounting guidance that allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative impairment testing of goodwill. We adopted this newly issued authoritative guidance effective January 1, 2012. Among the factors included in the qualitative assessment were general economic conditions and the competitive environment, actual and expected financial performance, including consideration of our revenue growth and improved operating results year-over-year, forward-looking business measurements, external market conditions and other relevant entity-specific events. Based on the results of the qualitative assessment, we concluded that performance of the two-step quantitative impairment test was not necessary. The goodwill on the balance sheet is related to the 2012 acquisition of CPBF. There were no impairments of goodwill in any of the periods presented in the consolidated financial statements.

Long-lived assets include property and equipment and long-lived amortizable intangible assets, such as customer relationships, technology, patent rights costs and intellectual property license. We amortize customer relationships and technology over their estimated useful lives, which range from one to eight years, based on the pattern over which we expect to consume the economic benefit of each asset, which in general reflects the expected cash flow from each asset. We amortize patent rights costs and intellectual property license over their useful lives, which range from four to twenty years, on a straight-line basis, as the pattern of consumption of the economic benefit of the asset cannot be reliably determined. We evaluate long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of assets. To evaluate a long-lived asset for recoverability, we compare forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value.

If the carrying value exceeds the sum of the expected undiscounted cash flows, an impairment loss on the long-lived asset to be held and used is recognized based on the excess of the asset’s carrying value over its fair value, determined based on discounted cash flows. Long-lived assets to be disposed of are reported at the lower of carrying value or fair value less cost to sell. There were no impairments of long-lived assets or amortizable intangible assets in any of the periods presented in the consolidated financial statements.

Accounting for Income Taxes

We are subject to income taxes in both the United States and various foreign jurisdictions. As a global taxpayer, significant judgments and estimates are required in determining our provision for income taxes on earnings. Income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid.

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply in the years in which the differences are expected to be recovered and settled. The effect on deferred taxes due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date. Deferred tax assets are recognized only when it is probable that such assets will be utilized in the future against taxable income, and reduced by a valuation allowance to the extent we believe a portion will not be realized.

We consider many factors when assessing the likelihood of future realization of deferred tax assets, including the cumulative earnings experience and expectations of future taxable income, the carry forward periods available to us for tax reporting purposes and other relevant factors. In evaluating the ability to recover deferred tax assets, we considered available positive and negative evidence, giving greater weight to our recent cumulative losses, and lesser weight to our projected financial results due to the challenges of forecasting future periods. Due to the uncertainty surrounding our ability to recognize the reversal of temporary differences, we determined that such deferred tax assets are not more-likely-than-not realizable, thus a full valuation allowance has been established.

We recognize benefits associated with an uncertain tax position in our consolidated financial statements on the basis of a two-step process whereby (1) we determine, based on the technical merits of the position, it is more-likely-than-not that the tax position will be sustainable upon audit and (2) those tax positions that meet the more-likely-than-not threshold are recognized at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. This involves the identification of potential uncertain tax positions and the evaluation of tax law and an assessment of whether a liability for each uncertain tax position is necessary. We record interest expense and penalties on uncertain tax positions as part of income tax expense. Interest expense and penalties were $0 for the years ended December 31, 2011 and 2012.

Stock-based Compensation

The fair value of each option granted from our various stock option and grant plans was estimated on the date of grant using the Black-Scholes option-pricing model. Using this model, fair value is calculated based on assumptions with respect to (1) expected volatility, (2) the expected term of the award, which for options is the period of time over which employees and directors are expected to hold their options prior to exercise, (3) expected dividend yield, (4) a risk-free interest rate and (5) estimated fair value of the underlying common stock.

In determining the fair value of stock-based awards, we used the average volatility of similar publicly traded companies to determine the expected volatility. The expected term of options has been determined using the simplified method which uses the midpoint between the vesting date and the end of the contractual term. The expected term of options for the years ended December 31, 2011 and 2012 was 6.25 years. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any in the foreseeable future. The risk-free interest rate for periods within the expected life of an award, as applicable, is based on quoted U.S. Treasury rates for securities with maturities approximating the expected term. The weighted-average assumptions for dividend yield, expected volatility, risk-free interest rate and expected term are presented in the following table:

	Years Ended December 31,
	2011	2012
Dividend yield	—	—
Expected volatility	80.00%	50.00%
Risk-free interest rate	1.60%	0.87%
Expected term (in years)	6.25	6.25

These assumptions represent our best estimates, based on management’s judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, stock-based compensation recorded for future awards may differ materially from that recorded for awards granted previously.

Once we have determined the estimated fair value of our stock-based awards, we recognize the portion of that value that is ultimately expected to vest, taking estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the accelerated method based on the multiple-option award approach. We estimate forfeitures based upon our historical experience and, at each period, review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change. If our actual forfeiture rate is materially less than the estimate, our stock-based compensation expense could be significantly understated from what we have recorded in the current period and we may be required to record additional expense.

The fair value of our common stock is determined by our board of directors, with input from management, and taking into account our most recently available third-party valuation of common stock and our assessment of additional objective and subjective factors we believed were relevant and which may have changed from the date of the most recent contemporaneous valuation through the date of the grant. Because there has been no public market for our common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors determined in good faith the fair value of our common stock by considering a number of objective and subjective factors, including the following:

•	the nature and history of our business;

•	the economic outlook in general and the condition and outlook of our industry;

•	our historical results and forecasted profitability;

•	whether goodwill or other intangible value exists;

•	the rights and preferences of our redeemable convertible preferred stock relative to our common stock;

•	the likelihood of achieving a discrete liquidity event, such as an initial public offering, or IPO, sale or dissolution;

•	previous sales of our stock and the size of the block of stock to be valued; and

•	the market prices of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

We believe our estimates of the fair value of our common stock are reasonable.

Prior to July 10, 2012 we performed contemporaneous common stock valuations annually. Beginning on December 31, 2012, we began performing contemporaneous common stock valuations at least quarterly, with the assistance of a third-party valuation firm. We determined our enterprise value primarily using the “discounted cash flow” method, or the income approach. The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue, costs and capital requirements, which are then discounted back to the present using a rate of return derived from alternative companies of similar type and risk profile. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date. We further adjusted our enterprise value based on relevant factors such our indebtedness, cash and net operating losses as well as other one-time events. The application of the discounted cash flow analysis is appropriate given our growth and positive cash flows from operations, both of which we expected to continue. Our assumptions underlying the estimates were consistent with the plans and estimates that we use to manage the business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. As there have not been enough transactions with public disclosure of financial terms involving similar companies, we did not apply the “merger and acquisition,” or market approach, except when there were recent arms’ length sales of our own capital stock. For example, in connection with our July 10, 2012 valuation, we also took into account the enterprise value of our company based on our then-recent sale of our Series E preferred stock.

After estimating our enterprise value, we allocated the equity between the preferred and common stock using the Black-Scholes option pricing method, which takes into account the proceeds available for distribution at the time of a liquidity event in excess of the stated liquidation preferences. Commencing December 31, 2012, our valuations were prepared utilizing the midpoint of the Black-Scholes option pricing method and the probability-weighted expected return method, or PWERM. Under PWERM, the fair market value of common stock was estimated based upon an analysis of future values for us assuming various outcomes. The share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each share class. Finally, a discount for lack of marketability was applied in each case to account for the fact that our common stock represents a minority interest in our company.

The following table summarizes all option grants from January 1, 2012 through June 30, 2013:

Grant Date	Number of Options Granted	Per Share Exercise Price	Common Stock Fair Value Per Share at Grant Date
January 24, 2012	501,000	$0.23	$0.23
October 2, 2012	1,340,911	1.30	1.30
June 10, 2013	1,184,040	4.02	4.02

Based upon the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of December 31, 2012 was $         million, of which $         million related to vested stock options and $         million related to unvested stock options and the aggregate intrinsic value of restricted stock outstanding as of December 31, 2012 was $         million, of which $         million related to unrestricted stock and $         million related to restricted stock.

Significant factors contributing to changes in common stock fair value at the date of each grant beginning in 2012 were as follows:

January 2012 Grant Date. In estimating the fair value of our common stock to set the exercise price of such options as of January 24, 2012, the board of directors reviewed and considered an independent valuation report for our common stock as of June 30, 2011. The independent valuation report was finalized in September 2011 and reflected a fair value of our common stock of $0.23 per share. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between June 30, 2011 and January 24, 2012. At the time of the January 24, 2012 grants, although our revenue continued to grow, our revenue and net income were significantly below our 2011 operating plan and the January 2012 year-to-date results were below our 2012 operating plan. As a result, we determined that the fair value of our common stock remained at $0.23 as of January 24, 2012.

The primary valuation considerations were:

•	an enterprise value of $26.4 million as of the independent valuation report date, which was determined based on the income approach;

•	a discount rate of 20.1%, based on our estimated cost of capital;

•	a lack of marketability discount of 15.0%;

•	our improved performance of the business, improved global economic conditions and improved forecasted results; and

•	our 2012 year-to-date results were below our 2012 operating plan.

October 2012 Grant Date. In estimating the fair value of our common stock to set the exercise price of such options as of October 2, 2012, the board of directors reviewed and considered an independent valuation report for our common stock as of July 10, 2012. Our independent common stock valuation as of July 10, 2012, was prepared utilizing the income approach. Our enterprise value as determined by the income approach was adjusted based on our indebtedness, cash, notes receivable relating to the gain on the sale of the GSS business and our net operating losses. The independent valuation report was finalized on July 18, 2012 and reflected a fair value of our common stock of $1.30 per share.

In addition, our board of directors also considered the valuation suggested by the then-recent sale of our Series E preferred stock. In June 2012, just prior to the July 10, 2012 valuation date, we completed the initial closing of our Series E preferred stock at a per share price of $4.25. The enterprise value suggested by the income approach and the sale of Series E preferred stock resulted in fair values of our common stock that were generally consistent with each other at the July 10, 2012 valuation date and were weighted equally.

Our board of directors determined that there were no other significant factors affecting the value of our common stock that occurred between July 10, 2012 and October 2, 2012. At the time of the October 2, 2012 grants, although our revenue continued to grow, we believed it did so reasonably close to our forecasted results used in the July 10, 2012 valuation. As a result, we determined that the fair value of our common stock remained at $1.30 as of October 2, 2012.

The primary valuation considerations were:

•

an enterprise value of $104.6 million as of the independent valuation report date, which was determined based on a combination of the income approach and the implied enterprise value suggested by the recent sale of our Series E preferred stock, weighted equally;

•	a discount rate of 40.0%, based on our estimated cost of capital;

•	a lack of marketability discount of 10.0%;

•

although the purchasers of the Series E preferred stock consisted of existing investors, we did approach additional outside investors as part of the private placement and the third-party valuation indications were consistent with the valuation proposed by our existing stockholders;

•	our improved performance of the business, improved global economic conditions and improved forecasted results; and

•	our 2012 year-to-date results were in line with our 2012 operating plan.

June 2013 Grant Date. In estimating the fair value of our common stock to set the exercise price of such options as of June 10, 2013, the board of directors reviewed and considered an independent valuation report for our common stock as of March 31, 2013. Our common stock valuation as of March 31, 2013, was prepared utilizing the income approach. Our enterprise value as determined by the income approach was adjusted based on our indebtedness, cash, notes receivable relating to the gain on the sale of the GSS business and our net operating losses. The independent valuation report was finalized on May 24, 2013 and reflected a fair value of our common stock of $4.02 per share. Our board of directors determined that there were no other significant factors affecting the value of our common stock that occurred between March 31, 2013 and June 10, 2013. As a result, we determined that the fair value of our common stock remained at $4.02 as of June 10, 2013.

The primary valuation considerations were:

•	an enterprise value of $219.3 million as of the independent valuation report date, which was determined on the income approach;

•	a discount rate of 30.0%, based on our estimated cost of capital;

•	a lack of marketability discount of 10.0%;

•

during the quarter ended March 31, 2013, our company moved from the early stages of considering the possibility of a potential initial public offering to estimating a 75% likelihood of completing an initial public offering in the next 12 months based on our continued growth and performance, the improvement of market conditions, discussions with and engagement of investment banks and lawyers, and our readiness to successfully complete the initial public offering filing process, including external audits and interim reviews. We assumed a 25% likelihood of a private sale scenario based on our market share and growth, balance sheet strength and expansion goals;

•	our improved performance of the business and improved forecasted results; and

•	our 2013 year-to-date results were in excess of our 2013 operating plan.

Emerging Growth Company Status

Section 107 of the Jumpstart Our Small Business Startups Act, or JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Accounting Pronouncements

In July 2012, the FASB issued accounting guidance on the testing of indefinite-lived intangible assets for impairment. The guidance allows entities to first perform a qualitative assessment to determine the likelihood of impairment for an indefinite-lived intangible asset and whether it is necessary to perform the quantitative impairment assessment currently required. This guidance is effective for us on January 1, 2013. We do not expect the adoption to have a material effect on our financial condition or results of operations.

In February 2013, the FASB issued accounting guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross reference to other disclosures that provide additional detail about the reclassification amount is required. This guidance is effective for us on January 1, 2013. We do not expect the adoption to have a material effect on our financial condition or results of operations.

We have implemented all new accounting pronouncements that are in effect and that may impact our consolidated financial statements and do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial position or results of operations.

Results of Operations

The following table sets forth our consolidated statements of operations data for each of the periods indicated as a percentage of revenue. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years Ended December 31,		Three Months Ended March 31,		Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013	2011	2012	2012	2013
							(Unaudited)
					(Dollars in thousands)
Revenue:
Global ecommerce services	45.1%	43.1%	40.0%	43.8%	$16,590	$35,044	$5,965	$11,293
Fulfillment services	45.9	56.9	60.0	56.2	16,882	46,340	8,952	14,479
Multi-currency services	9.0	—	—	—	3,321	—	—	—

Total revenue	100.0	100.0	100.0	100.0	36,793	81,384	14,917	25,772
Operating expenses:
Cost of revenue	64.1	68.4	66.5	66.9	23,572	55,632	9,922	17,239
Technology and operations	10.7	9.3	8.8	8.5	3,943	7,601	1,320	2,182
Research and development	9.2	5.6	5.8	4.8	3,370	4,545	864	1,247
Sales and marketing	8.4	7.0	5.9	10.1	3,088	5,729	880	2,598
General and administrative	10.8	8.3	9.8	8.8	3,989	6,754	1,458	2,268

Total operating expenses	103.2	98.6	96.8	99.1	37,962	80,261	14,444	25,534

Income (loss) from operations	(3.2)	1.4	3.2	0.9	(1,169)	1,123	473	238
Gain from sale of business	18.3	—	—	—	6,747	—	—	—
Interest and other income (expense), net	1.0	1.5	1.7	1.5	352	1,205	250	378
Loss on change in fair value of warrants	(0.3)	(2.2)	(8.0)	(0.8)	(128)	(1,828)	(1,198)	(215)

Income (loss) before income taxes	15.8	0.6	(3.2)	1.6	5,802	500	(475)	401
Provision for income taxes	0.2	0.4	0.2	0.2	71	308	24	40

Net income (loss)	15.6%	0.2%	(3.3)%	1.4%	$5,731	$192	$(499)	$361

Comparison of Three Months Ended March 31, 2012 and 2013

Revenue

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(Dollars in thousands)
Global ecommerce services	$5,965	$11,293	$5,328	89.3%
Percentage of total revenue	40.0%	43.8%
Fulfillment services	$8,952	$14,479	$5,527	61.7%
Percentage of total revenue	60.0%	56.2%

Total revenue	$14,917	$25,772	$10,855	72.8%

The increase in global ecommerce services revenue and fulfillment services revenue was primarily attributable to the increase in GMV from $50.9 million for the three months ended March 31, 2012 to $92.4 million for the three months ended March 31, 2013, an increase of 81.5%. Of this increase in GMV, $23.8 million was attributable to existing customers, $12.2 million was attributable to new customers and $5.5 million was attributable to customers acquired in our 2012 acquisition of CPBF. The growth in fulfillment services revenue, resulting from increases to GMV and the number of orders shipped, was offset by a reduction in average fulfillment revenue per order as we executed our logistics optimization strategy resulting in reduced costs to the end consumer. Additionally, we had 88 customers and 141 ecommerce sites operating on our ecommerce platform as of March 31, 2013, an increase from 75 customers and 128 ecommerce sites as of March 31, 2012.

Operating Expenses

Cost of Revenue

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(Dollars in thousands)
Cost of revenue	$9,922	$17,239	$7,317	73.7%
Percentage of total revenue	66.5%	66.9%

The increase in cost of revenue was primarily attributable to $5.6 million of increased fulfillment costs, $1.3 million of increased payment processing costs and $0.4 million of increased consumer fraud, charge backs, parcel losses and other consumer service costs. These increases were driven by increased GMV primarily resulting from an increase in the number of orders processed and shipped through our platform. Total headcount within cost of revenue increased from 12 at March 31, 2012 to 17 at March 31, 2013.

Technology and Operations

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(Dollars in thousands)
Technology and operations	$1,320	$2,182	$862	65.3%
Percentage of total revenue	8.8%	8.5%

The increase in technology and operations was primarily attributable to $0.3 million of increased personnel and related expenses for information technology, platform integration and logistics management personnel, $0.3 million of operating infrastructure costs related to our 2012 acquisition of CPBF, $0.1 million of amortization of capitalized software, and $0.1 million of depreciation expense. Total headcount within technology and operations increased from 37 at March 31, 2012 to 39 at March 31, 2013.

Research and Development

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(Dollars in thousands)
Research and development	$864	$1,247	$383	44.3%
Percentage of total revenue	5.8%	4.8%

The increase in research and development expense was attributable to increased personnel and related expenses to improve our platform, including feature innovation, platform extension and accelerating customer implementations. Total headcount within research and development increased from 26 at March 31, 2012 to 44 at March 31, 2013.

Sales and Marketing

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(Dollars in thousands)
Sales and marketing	$880	$2,598	$1,718	195.2%
Percentage of total revenue	5.9%	10.1%

The increase in sales and marketing expense was attributable to $0.9 million of increased investments we made in the expansion of our customer account management, consumer research, and analytics staff to support the increase in the number of our customers and related ecommerce sites and expand our research and analytics capabilities. In addition, we incurred an additional $0.6 million of increased expense as we supplemented our internal sales and marketing efforts with third-party consultants and increased the use of such resources in 2012 for consumer research, analytics, and growth-related initiatives, such as deploying new business intelligence and database platforms to expand our analytics capabilities. Total headcount within sales and marketing increased from 11 at March 31, 2012 to 37 at March 31, 2013.

General and Administrative

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(Dollars in thousands)
General and administrative	$1,458	$2,268	$810	55.6%
Percentage of total revenue	9.8%	8.8%

The increase in general and administrative expense was driven primarily by increased professional fees, consulting, and personnel and related expenses to support our growing business. We incurred increased professional fees and consulting of $0.5 million for accounting, audit, legal and tax services and increased personnel and related costs of $0.3 million as a result of our growth and our pending transition from a private company to a public company. Total headcount within general and administrative increased from 18 at March 31, 2012 to 26 at March 31, 2013.

Interest and other income (expense), net

	Three Months Ended March 31,		Change
	2012	2013	$	%
	(Dollars in thousands)
Interest and other income (expense), net	$250	$378	$128	51.2%
Percentage of total revenue	1.7%	1.5%

The increase in interest and other income (expense), net was driven primarily by increased market based royalties and outsourcing servicing fees earned as a result of our sale of GSS.

Comparison of Years Ended December 31, 2011 and 2012

Revenue

	Year Ended December 31,		Change
	2011	2012	$	%
	(Dollars in thousands)
Global ecommerce services	$16,590	$35,044	$18,454	111.2%
Percentage of total revenue	45.1%	43.1%
Fulfillment services	$16,882	$46,340	$29,458	174.5%
Percentage of total revenue	45.9%	56.9%
Multi-currency services	$3,321	$—	$(3,321)	(100)%
Percentage of total revenue	9.0%	0.0%

Total revenue	$36,793	$81,384	$44,591	121.2%

The increase in global ecommerce services revenue and fulfillment services revenue was primarily attributable to the increase in GMV from $137.2 million for the year ended December 31, 2011 to $301.7 million for the year ended December 31, 2012, an increase of 119.9%. Of this increase in GMV, $126.2 million was attributable to existing customers, $21.6 million was attributable to customers acquired in our 2012 acquisition of CPBF and $16.8 million was attributable to new customers. We entered into new fulfillment contracts with our logistics providers during the first quarter of 2011 and began reporting fulfillment services revenue and fulfillment costs on a gross basis at that time. Fulfillment services revenue in 2011 would have approximated 56.3% of total revenue, excluding multi-currency services revenue, had we began reporting fulfillment services revenue and fulfillment costs on a gross basis as of January 1, 2011. Additionally, we had 84 customers and 133 ecommerce sites operating on our ecommerce platform as of December 31, 2012, an increase from 56 customers and 94 ecommerce sites as of December 31, 2011. We sold our GSS business to a third party in August 2011 which generated all of our multi-currency services revenue.

Operating Expenses

Cost of Revenue

	Year Ended December 31,		Change
	2011	2012	$	%
	(Dollars in thousands)
Cost of revenue	$23,572	$55,632	$32,060	136.0%
Percentage of total revenue	64.1%	68.4%

The increase in cost of revenue was primarily attributable to $26.6 million of increased fulfillment costs, $4.3 million of increased payment processing costs and $1.2 million of increased consumer fraud, charge backs, parcel losses and other consumer service costs driven by increased GMV primarily resulting from an increase in the number of orders processed and shipped through our platform. We began reporting fulfillment services revenue and fulfillment costs on a gross basis beginning in the first quarter of 2011. Cost of revenue for 2011 would have approximated 73.9% of total revenue, excluding multi-currency services revenue, had we began reporting fulfillment services revenue and fulfillment costs on a gross basis as of January 1, 2011.

Technology and Operations

	Year Ended December 31,		Change
	2011	2012	$	%
	(Dollars in thousands)
Technology and operations	$3,943	$7,601	$3,658	92.8%
Percentage of total revenue	10.7%	9.3%

The increase in technology and operations expenses was primarily attributable to $1.5 million of increased personnel and related expenses for information technology, platform integration and logistics management personnel. Transition services and operating costs associated with our 2012 acquisition of CPBF contributed $0.9 million to the increase. Additionally, software license and maintenance costs increased $0.3 million and overhead allocations increased $0.6 million. Total headcount within technology and operations increased from 33 at December 31, 2011 to 46 at December 31, 2012.

Research and Development

	Year Ended December 31,		Change
	2011	2012	$	%
	(Dollars in thousands)
Research and development	$3,370	$4,545	$1,175	34.9%
Percentage of total revenue	9.2%	5.6%

The increase in research and development expense, net of capitalized labor, was attributable to $0.3 million of increased personnel and related expenses to improve our platform, including feature innovation, platform extension and accelerating customer implementations. In addition, $0.9 million of the increase was a result of supplementing our internal research and development resources with third-party contractors in order to accelerate our research and development efforts. Total headcount within research and development increased from 20 at December 31, 2011 to 40 at December 31, 2012.

Sales and Marketing

	Year Ended December 31,		Change
	2011	2012	$	%
	(Dollars in thousands)
Sales and marketing	$3,088	$5,729	$2,641	85.5%
Percentage of total revenue	8.4%	7.0%

The increase in sales and marketing expense was attributable to $1.9 million of increased investments we made in the expansion of our customer account management, consumer research, and analytics staff to support the increase in the number of our customers and related ecommerce sites and expand our research and analytics capabilities. In addition, we incurred an additional $0.4 million of increased expense as we supplemented our internal sales and marketing efforts with third-party consultants and increased the use of such resources in 2013 for consumer research, analytics, and growth-related initiatives, such as deploying new business intelligence and database platforms to expand our analytics capabilities. Total headcount within sales and marketing increased from 13 at December 31, 2011 to 31 at December 31, 2012. As a result of our expansion, allocated depreciation expense attributed an increase of $0.3 million.

General and Administrative

	Year Ended December 31,		Change
	2011	2012	$	%
	(Dollars in thousands)
General and administrative	$3,989	$6,754	$2,765	69.3%
Percentage of total revenue	10.8%	8.3%

The increase in general and administrative expense was driven primarily by personnel and related expenses of $1.2 million, communications, licenses, and insurance cost of $0.6 million, and $0.3 million of allocated depreciation and maintenance in support of our growing business. We incurred increased professional fees of $0.7 million for accounting, audit, legal and tax services as a result of our growth and our pending transition from a private company to a public company. Total headcount within general and administrative increased from 17 at December 31, 2011 to 24 at December 31, 2012.

Gain from Sale of Business

	Year Ended December 31,		Change
	2011	2012	$	%
	(Dollars in thousands)
Gain from sale of business	$6,747	$—	$(6,747)	(100)%
Percentage of total revenue	18.3%	0.0%

The gain from sale of business in 2011 of $6.7 million relates to the sale of our GSS business to a third party in August 2011.

Interest and Other Income (Expense), Net

	Year Ended December 31,		Change
	2011	2012	$	%
	(Dollars in thousands)
Interest and other income (expense), net	$352	$1,205	$853	242.3%
Percentage of total revenue	1.0%	1.5%

The increase in interest and other income (expense), net was driven primarily by increased market based royalties and outsourcing servicing fees earned as a result of our sale of GSS.

Quarterly Results of Operations and Seasonality

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the six quarters in the period ended March 31, 2013, as well as the percentage of total revenue for each line item shown. The financial information presented for the interim periods has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our results of operations to be expected for any future period.

	Quarter Ended
	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
	(In thousands)
	(Unaudited)
Revenue	$14,280	$14,917	$18,485	$19,006	$28,976	$25,772
Operating expenses:
Cost of revenue	10,287	9,922	11,991	13,185	20,534	17,239
Technology and operations	1,020	1,320	1,858	1,984	2,439	2,182
Research and development	780	864	1,256	837	1,588	1,247
Sales and marketing	972	880	1,266	1,867	1,716	2,598
General and administrative	1,075	1,458	1,623	1,889	1,784	2,268

Total operating expenses	14,134	14,444	17,994	19,762	28,061	25,534

Income (loss) from operations	146	473	491	(756)	915	238
Gain from sale of business	—	—	—	—	—	—
Interest and other income (expense), net	274	250	376	323	256	378
Loss on change in fair value of warrants	(24)	(1,198)	(210)	(210)	(210)	(215)

Income (loss) before income taxes	396	(475)	657	(643)	961	401
Provision for income taxes	19	24	43	123	118	40

Net income (loss)	$376	$(499)	$614	$(766)	$843	$361

	Quarter Ended
	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
	(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of revenue	72.0	66.5	64.9	69.4	70.9	66.9
Technology and operations	7.1	8.8	10.1	10.4	8.4	8.5
Research and development	5.5	5.8	6.8	4.4	5.5	4.8
Sales and marketing	6.8	5.9	6.8	9.8	5.9	10.1
General and administrative	7.5	9.8	8.8	9.9	6.2	8.8

Total operating expenses	99.0	96.8	97.3	104.0	96.8	99.1

Income (loss) from operations	1.0	3.2	2.7	(4.0)	3.2	0.9
Gain from sale of business	—	—	—	—	—	—
Interest and other income (expense), net	1.9	1.7	2.0	1.7	0.9	1.5
Loss on change in fair value of warrants	(0.2)	(8.0)	(1.1)	(1.1)	(0.7)	(0.8)

Income (loss) before income taxes	2.8	(3.2)	3.6	(3.4)	3.3	1.6
Provision for income taxes	0.1	0.2	0.2	0.6	0.4	0.2

Net income (loss)	2.6	(3.3)	3.3	(4.0)	2.9	1.4

In general, our revenue has increased as a result of growth in GMV driven by an increase in the number of customers and ecommerce sites operating on our platform, and the continued growth of GMV for these customers, and their respective ecommerce sites, following their initial launch. Over time, we have added sales and marketing personnel to focus on acquiring new customers and improving GMV from existing customers and increased operational support, research and development and administrative personnel to support the growth and scale of our business.

Our business is seasonal in nature and, as a result, our revenue and working capital requirements fluctuate from quarter to quarter. Our fourth quarter is a significant period for our results of operations due to higher GMV during the holiday season and corresponding higher global ecommerce and fulfillment services revenue. Fourth quarter revenue represented approximately 38.8% and 35.6% of our total annual revenue in 2011 and 2012, respectively. As a result, revenue and operating income generally decline in the first quarter sequentially from the fourth quarter of the previous year.

Cost of revenue has increased quarter-over-quarter as a result of increases in GMV mainly driven by growth from existing customers, however we typically see a decrease in cost of revenue between the fourth quarter of one fiscal year and the first quarter of the following fiscal year due to a decrease in GMV following the holiday season. Cost of revenue has fluctuated as a percentage of revenue due to fluctuations related to fulfillment costs, specifically international shipping and handling costs and gains and losses attributable to foreign exchange rate fluctuations.

Technology and operations expenses have increased quarter-over-quarter as a result of increased personnel and related expenses for information technology, platform integration and logistics management personnel as a result of our growth.

Research and development expenses have fluctuated during the quarters as a result of the timing of certain projects related to supporting and improving our platform, including feature innovation, platform extension and accelerating customer implementations. Overall, research and development expenses have increased as a result of increasing headcount to maintain, expand and improve the functionality of our platform.

Sales and marketing expenses have fluctuated during the quarters as a result of the timing of investments made to increase our customer account management and consumer research and analytics staff to support the increase in the number of customers and related ecommerce sites operating on our platform, consumer growth related initiatives, and expansion of our data and analytics capabilities. Sales and marketing expenses in absolute dollars and as a percentage of revenue significantly increased for the three months ended March 31, 2013 as a result of the acceleration of these investments to support the growth and scale of the business.

General and administrative expenses have increased quarter-over-quarter as a result of increased professional fees and employee-related costs as a result of our growth and to support our pending transition from a private company to a public company.

Liquidity and Capital Resources

Working Capital

The following table summarizes our cash and cash equivalents, trade receivables and working capital for the periods indicated:

	As of December 31,			As of March 31,
	2010	2011	2012	2012	2013
				(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,512	$12,312	$27,476	$10,966	$24,209
Trade receivables, net	4,107	7,609	15,285	7,517	13,696
Working capital(1)	6,299	9,442	20,639	7,105	21,172

(1)	Unaudited

Our cash and cash equivalents at March 31, 2013 were held for working capital purposes. We believe we have sufficient working capital and liquidity to support our operations for at least the next 12 months.

Sources of Liquidity

To date, we have financed our operations primarily through private placements of preferred stock and common stock, from cash provided by operating activities and bank borrowings.

In September 2009, we entered into a loan and security agreement, which we refer to as our credit facility, with Silicon Valley Bank, or SVB, that provided up to $2.0 million aggregate principal amount of term loan borrowings and accrued interest at a fixed rate of 8%. The principal and interest with respect to such term loan borrowings was payable ratably over a 33 month period and the term loan borrowings matured in June 2012.

In October 2010, the credit facility was amended to provide for up to $5.0 million aggregate principal amount of revolver borrowings. Interest on such revolver borrowings accrued at a rate of SVB’s prime rate plus 1%. The credit facility was amended in May 2011 to increase the maximum aggregate principal amount of revolver borrowings to $8.0 million.

The credit facility was further amended in March 2012 to provide for $6.0 million aggregate principal amount of revolver borrowings and $3.0 million for letters of credit and foreign exchange sublimit reserves. There were no borrowings outstanding under the credit facility and we were in compliance with all covenants under the credit facility as of March 31, 2013.

On April 18, 2013, we amended and restated the credit facility. Pursuant to the amended and restated credit facility we can incur revolver borrowings up to the lesser of $12.0 million and a borrowing base equal to 80% of eligible accounts receivable. In addition, we have an incremental $6.0 million of non-formula based availability during the fourth quarter retail holiday season. Any outstanding borrowings must be repaid at the April 26, 2014 maturity. Interest accrues at a floating rate equal to SVB’s prime rate plus 1.0% and is payable monthly.

The credit facility contains customary conditions to borrowings, events of default and negative covenants, including covenants that restrict our ability to dispose of assets, merge with or acquire other entities, incur indebtedness, incur encumbrances on our assets, make distributions to holders of our capital stock, make investments or engage in transactions with our affiliates. We are also required to maintain certain financial covenants including an adjusted quick ratio and a minimum net income. Our obligations under the credit facility are secured by substantially all of our assets.

Historical Cash Flows

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
Net cash provided by (used in) operating activities	$2,708	$5,933	$(1,534)	$(2,892)
Net cash provided by (used in) investing activities	487	(2,834)	(1,210)	(377)
Net cash provided by (used in) financing activities	(395)	12,065	1,398	2
Net increase in cash and cash equivalents	2,800	15,164	(1,346)	(3,267)

Net cash provided by (used in) operating activities. Cash flows provided by, or used in, operating activities consist primarily of net income adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization and other non-cash charges, net. Our cash flows from operations are largely dependent on increased GMV generated from our customers’ ecommerce sites. We believe we have the ability to conserve liquidity when economic conditions become less favorable through any number of initiatives including curtailment of expansion and cutting discretionary spending.

Cash flows used in operating activities during the three months ended March 31, 2012 were $1.5 million, consisting of net loss of $0.5 million offset by non-cash items including stock-based compensation of $1.2 million and depreciation and amortization of $0.2 million. Working capital uses of cash during the three months ended March 31, 2012 included (1) a decrease in accounts payable, accrued expenses and other liabilities of $2.3 million primarily attributable to payments made for fulfillment related logistics costs predominantly incurred during the three months ended December 31, 2011, which is our peak holiday selling season, (2) a $0.1 million net decrease in trade receivables primarily driven by customer collections from prior quarter seasonality offset by $0.7 million additional trade receivable from customers gained from the CPBF Acquisition, (3) a $0.3 million increase in other current assets, and (4) a $0.1 million increase in Israeli employee obligations.

Cash flows used in operating activities during the three months ended March 31, 2013 were $2.9 million, consisting of net income of $0.3 million offset by non-cash items including depreciation and amortization of $0.6 million and stock-based compensation of $0.1 million. Working capital uses of cash during the three months ended March 31, 2013 included (1) a decrease in accounts payable, accrued expenses and other liabilities of $6.6 million primarily attributable to payments for fulfillment related logistics costs predominantly incurred during the three months ended December 31, 2012 which is our peak holiday selling season, and (2) a $0.2 million decrease in Israeli employee obligations offset by (3) a $1.6 million decrease in trade receivables primarily driven by customer collections from prior quarter seasonality, and (4) a $1.1 million decrease in other current assets primarily attributable to our reduced seasonal funding requirements with payment processors facilitating merchandise payment from our consumers to our customers.

Cash flows provided by operating activities for the year ended December 31, 2011 were $2.7 million, consisting of net income of $5.7 million offset by non-cash items including gain from sale of business totaling $6.7 million, stock-based compensation of $0.2 million, depreciation and amortization of $0.5 million, and other non-cash items of $0.2 million. Working capital sources of cash for 2011 were related to an increase in accounts payable, accrued expenses and other liabilities of $7.7 million primarily related to costs incurred but not paid for fulfillment related logistics costs incurred during the three months ended December 31, 2011. These sources of cash were offset by (1) an increase in trade receivables of $3.5 million primarily attributable to GMV growth, and (2) an increase in other current assets of $1.4 million primarily attributable to advance payments with payment processors.

Cash flows provided by operating activities for the year ended December 31, 2012 were $5.9 million, consisting of net income of $0.2 million offset by non-cash items including a change in the fair value of warrants of $1.8 million, stock-based compensation of $0.3 million, and depreciation and amortization of $1.4 million. Working capital sources of cash for 2012 were related to an increase in accounts payable, accrued expenses and other liabilities of $12.4 million primarily related to costs incurred but not paid for logistics related fulfillment costs incurred during the three months ended December 31, 2012 and a $0.4 million increase in Israeli employee obligations. These sources of cash were offset by (1) an increase in trade receivables of $7.7 million primarily attributable to GMV growth and (2) an increase in other current assets of $2.9 million primarily attributable to advance payments with payment processors.

Net Cash Provided by (Used in) Investing Activities. Cash flows used in investing activities consist primarily of capital expenditures for information technology infrastructure and software development, as well as cash used for a business acquisition. Cash flows provided by investing activities consist primarily of proceeds from the sale of the GSS business.

Cash flows used in investing activities during the three months ended March 31, 2012 were $1.2 million. This consisted of $2.0 million expended for the acquisition of CPBF and $0.1 million of capitalized software development and equipment purchases offset by $1.0 million of payments related to the receivable from the sale of the GSS business.

Cash flows used in investing activities during the three months ended March 31, 2013 were $0.4 million. This consisted of $0.7 million of capitalized software development and equipment costs offset by $0.2 million of payments related to the receivable from the sale of the GSS business and $0.1 million of Israeli employee obligations.

Cash flows provided by investing activities for the year ended December 31, 2011 were $0.5 million. The source of cash was related to $1.5 million of payments related to the receivable from the sale of the GSS business. This was offset by $0.7 million of capital expenditures, $0.1 million of cost related to a patent licensing agreement, $0.1 million for Israeli employee obligations, and $0.1 million of restricted cash and deposit obligations.

Cash flows used in investing activities for the year ended December 31, 2012 were $2.8 million. The source of cash is related to $3.0 million of payments related to the receivable from the sale of the GSS business. This was offset by $2.0 million for the business acquisition, $1.9 million of capital expenditures for infrastructure additions, $1.7 million of capitalized software development cost, $0.2 million for Israeli employee obligations, and $0.1 million of expenditure related to a patent licensing agreement.

Net Cash Provided by (Used in) Financing Activities. Cash flows provided by financing activities consist primarily of the issuance of convertible preferred stock, net of issuance costs, borrowing of debt and proceeds from the exercises of options and warrants. Cash flows used for financing activities consist primarily of repayment of long-term debt.

Cash flows provided by financing activities during the three months ended March 31, 2012 were $1.4 million. We withdrew $2.0 million from the revolving credit facility to consummate the CPBF acquisition. Uses of cash for financing activities included $0.4 million for the aggregate repurchase of portions of Series A and Series C preferred stock and $0.2 million repayment of long-term debt.

There were no significant financing activities during the three months ended March 31, 2013.

Cash flows used in financing activities for the year ended December 31, 2011 were $0.4 million. Sources of cash included $0.4 million from the exercise of stock options. This was offset by $0.7 million repayment of long-term debt and $0.1 million of capital lease payments. We further financed $0.2 million of equipment under capital leases.

Cash flows provided by financing activities for the year ended December 31, 2012 were $12.1 million. Sources of cash included (1) $12.4 million from the issuance of 2,942,978 shares of Series E convertible preferred stock, (2) proceeds of $2.0 million from the revolving credit facility to consummate the CPBF acquisition, (3) $0.4 million of proceeds from the exercise of warrants in full issued to Plenus Technologies Ltd. allowing for the purchase of 575,283 shares of our Series C preferred stock, and (4) $0.1 million from the exercise of stock options. This was offset by (1) a $2.4 million repayment of long-term debt and (2) a $0.4 million aggregate repurchase of portions of Series A and Series C preferred stock.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under leases for our office space, vehicles and furniture and equipment. The following table summarizes these contractual obligations at December 31, 2012:

	Payment Due by Period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Operating lease obligations	$8,836		$921	$2,481	$2,279	$3,155
Capital lease obligations	152	(1)	103	49	—	—

Total	$8,988		$1,024	$2,530	$2,279	$3,155

(1)	Includes $17 thousand of imputed interest.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily foreign currency exchange risks, interest rate risk and inflation risk.

Interest Rate Risk

At December 31, 2012 and March 31, 2013, we had cash and cash equivalents of $27.5 million and $24.2 million, respectively. We do not believe our cash and cash equivalents have significant risk of default or illiquidity. We maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

Our existing credit facility accrues interest at a variable rate and we are exposed to market risks relating to changes in interest rates if we have a meaningful large outstanding balance. At March 31, 2013, the interest rate on our credit facility was 5.0% which, in accordance with the terms of our existing credit facility, was based on the lender’s prime rate plus 1.0%. There were no borrowings outstanding under our credit facility as of March 31, 2013. We do not currently have any interest rate hedging activities in place but may in the future engage in hedging activities if market conditions change. We do not, and do not intend to, engage in the practice of trading derivative securities for profit. A 10% increase or decrease in our current interest rate would not have a material effect on our interest expense.

Foreign Currency Exchange Risk

We are exposed to risks from changes in foreign exchange rates due to the nature of our business. The results of operations of, and sales volumes generated from, our customers’ ecommerce sites running on our platform are exposed to foreign exchange rate fluctuations for international sales. If the U.S. dollar weakens against foreign currencies, the translation of the prices of the customer’s products into foreign currency denominated transactions would decrease, which may result in increased international sales volumes, revenue and net income for us. Conversely, to the extent the U.S. dollar strengthens against foreign currencies, cross-border sales related to purchases of dollar-denominated goods on our platform by consumers may decrease, which could adversely affect international sales volumes, revenue and net income. Foreign exchange gains or losses related to international sales are recorded within cost of revenue. Additionally, upon revaluing our foreign subsidiaries’ financial statements that are denominated in currencies other than the U.S. dollar, primarily the Canadian dollar and the Israeli new shekel, foreign currency gains or losses are recorded within interest and other income (expense), net, as appropriate, on the balance sheet date.

Our primary exposure to fluctuations in foreign currency exchange rates pertains to the major currencies in which our customers generate international sales, including Canadian dollars, Australian dollars, pounds sterling, euros and Japanese yen. Prior to 2013, we entered into foreign forward exchange and option contracts in order to protect us from the risk that the fair value of existing receivables, payables and the cash flows resulting from firm or anticipated transactions of services in foreign currencies, would be affected by fluctuations in exchange rates. Effective December 2012, we entered into a contract with a third party foreign exchange services provider for currency exchange and remittance services for our major currencies, including Canadian dollars, Australian dollars, pounds sterling, euros and Japanese yen, whereby the risk of loss on fluctuation in foreign exchange rates is borne by the third party provider. Although we have limited our risk of loss for major currencies we still may experience losses from fluctuations in exchange rates for sales in other foreign currencies, or upon translation to U.S. dollars expenses incurred in Israeli new shekels for our subsidiary operations, which may negatively impact our operating results.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

We are a market leader in international cross-border ecommerce, operating a proprietary technology and services platform to enable U.S. retailers to transact with consumers in more than 100 countries and territories worldwide. The market opportunity for international cross-border ecommerce is large and significantly under-monetized by U.S. retailers today. Many U.S.-based online retailers view international expansion as important to their overall business strategies, yet international ecommerce revenues are limited today for many of these retailers. Based on the database of web merchants ranked in Internet Retailer’s 2013 Top 500 Guide, less than 60% currently sell internationally. We believe this is due to the significant challenges associated with selling to global consumers.

We believe Borderfree delivers the most comprehensive cross-border ecommerce solution available through a single unified platform enabling retailers to capitalize on the large cross-border market opportunity. Our customers, comprised of the retailers and brands that integrate our solution, use our highly scalable Borderfree platform to develop a seamless global ecommerce business across web, mobile and in-store channels to transact with international shoppers, who we refer to as consumers. Borderfree manages all aspects of the international shopping experience, including site localization, multi-currency pricing, payment processing, fraud management, landed cost calculation, customs clearance and brokerage, and global logistics services while maintaining the integrity of our customers’ brands and the consumer experience. Our integrated cross-border solution enables retailers to begin selling internationally typically within 90 days without the need to invest in expensive infrastructure, software, in-house compliance expertise or international vendor relationships. In addition, as a result of our scale and experience in international ecommerce, we have amassed a substantial amount of data that enables us to provide actionable marketing and merchandising insights to our customers to help grow their global sales.

Today, we are enabling the online international expansion initiatives of some of the largest U.S. retailers and brands, including Aeropostale, J.Crew, Macy’s, Neiman Marcus, Under Armour, Warby Parker, Williams- Sonoma and Zulily. We refer to U.S. retailers and brands as our customers and the shoppers transacting with them as consumers. As of March 31, 2013, our platform powered 141 ecommerce sites for 88 customers.

We derive our revenue from fees paid to us by our customers based on a percentage of their sales generated through our platform. Our customer contracts typically have multi-year initial terms ranging from one to four years, followed by one-year renewal periods. We generate additional revenue from fulfillment services, foreign exchange and other transaction related fees. We operate our business through an asset-light model, requiring minimal capital investment, which allows us to scale our business in a cost effective and efficient manner.

Founded in 1999, we initially came to market with a patented foreign exchange technology solution that allowed ecommerce retailers to automatically present and settle transactions in the preferred currencies of their global consumers. As our business evolved, we realized that the problems retailers faced selling internationally went beyond foreign exchange to include localization, payments and logistical complexities. In response to these challenges we developed a comprehensive global ecommerce technology and service offering and renamed our company FiftyOne. In 2013, following the 2012 acquisition of the Borderfree business unit of Canada Post Corporation, we changed our name to Borderfree.

Since the commercial launch of our global ecommerce platform in 2008, we have experienced significant growth. We processed $137 million, $302 million and $92 million of gross merchandise volume, or GMV, on our platform during 2011, 2012, and the quarter ending March 31, 2013, representing period over period growth of 78%, 120% and 82%, respectively. We experienced similar growth in revenue, generating revenue of $37 million, $81 million and $26 million and Adjusted Revenue of $38 million, $81 million and $26 million in the same periods, representing period over period Adjusted Revenue growth of 84%, 114%, and 73% respectively. The growth in GMV on our platform and revenue was supported by a 96% growth in our customer base from 45 to 88 customers between January 1, 2011 and March 31, 2013. For a definition of GMV and Adjusted Revenue and a reconciliation of revenue to Adjusted Revenue, see the section entitled “Prospectus Summary—Summary Financial and Other Data.”

Market Opportunity

As a global ecommerce platform for online retailers, we benefit from international trends in ecommerce.

Ecommerce: a Large and Growing Global Market

Strong demand for U.S. brands from global consumers provides U.S. retailers significant opportunities to serve markets outside the United States. Many U.S. brands have strong reputations internationally, with U.S. brands accounting for 54% of Interbrand’s Top 100 global brands in 2012. Prestige, product selection, price, and quality are just a few of the factors driving demand for U.S. brands by global consumers across the world. At the same time, technology trends such as broadband penetration and mobile device proliferation are making it easier for global consumers to purchase from U.S. brands. As a result of these trends, International Data Corporation, or IDC, expects Internet penetration to rise, with the number of Internet consumers (outside the United States) purchasing online to grow at a 17% CAGR from 2012 to 2017. Additionally, the proliferation of smartphones and tablets provides another convenient channel for global consumers to shop for U.S. brands. IDC predicts that the number of smartphone and tablet users outside the United States will more than double from 900 million in 2012 to 1.9 billion by 2017.

While Canada, U.K. and Australia are natural markets for U.S. retailers looking to expand internationally given the common language, cultural similarities, and an established ecommerce market, demand for U.S. goods is significant throughout the world. Additional markets for U.S. retailers include major non-English speaking developed economies such as France, Germany and Japan, and fast growing, emerging markets including Brazil, Russia, India and China.

Given our focus on cross-border ecommerce, our addressable market is comprised of physical goods which can be shipped cost effectively, like apparel, handbags, jewelry, sporting goods, home décor, and toys, and therefore does not include digital goods and services, such as music downloads and travel. According to IDC the global ecommerce market for physical goods was $392 billion in 2012, of which $114 billion was in the U.S. Ecommerce is rapidly expanding outside of the United States as the number of Internet users increases and the infrastructure for online payments and fulfillment continues to develop. IDC expects the global ecommerce market for physical goods outside the United States to grow at an 18% CAGR from 2012 to reach $640 billion by 2017, outpacing expected growth of 7% CAGR over the same period in the U.S. market. According to IDC, in 2012 there were approximately 790 million consumers outside the United States that are potentially addressable by U.S. retailers, with many more coming online every year. The emerging markets are particularly attractive, with IDC forecasting a 37% CAGR for physical goods ecommerce sales in Asia-Pacific (excluding Japan) from 2012-2017, and a 19% CAGR for Latin America over the same period. Many U.S. retailers are targeting faster growing international markets to boost the growth of their ecommerce businesses and take a larger share of the global ecommerce market.

The Under-monetized Cross Border Ecommerce Opportunity

According to Forrester, international expansion is top of mind for many retailers, with 75% of respondents ranking international expansion as either “very important” or “somewhat important” to their overall business strategies in their recent survey of U.S.-based online retailers. Despite this view, many of these retailers are at a very early stage of global expansion and for the majority of brands, international ecommerce revenues are limited. In fact, based on the database of web merchants ranked in Internet Retailer’s 2013 Top 500 Guide, less than 60% currently sell internationally. We believe this is due to the significant challenges associated with selling to global consumers.

We believe that those U.S. retailers not selling internationally today are missing out on significant demand from international consumers that, if served, could generate significant incremental ecommerce revenues for those retailers. Based on comScore data from May 2013, U.S. retailers in the Internet Retailer 500 receive an average of 22% of their visitor traffic from international consumers. We believe that this percentage will grow as internet penetration increases internationally, driving more global consumers to shop online with U.S. retailers for the greater product selection from their favorite U.S. brands.

We believe similar opportunities exist for non-U.S. retailers and brands seeking to sell products to consumers outside of their home markets. For these retailers and brands, large, developed markets like the U.S. represent a very attractive opportunity.

Challenges of Selling to Global Consumers

Challenges for Retailers

Selling globally can be expensive and complicated. There are currently two in-house alternatives to sell to global consumers, cross-border trading and establishing an in-country presence.

Cross-border Trading. Retailers selling to global consumers directly from their U.S. website face challenges and risks including:

•	complicated import and export regulations and restrictions, which vary by country, product and quantity, require costly resources to ensure compliance;

•	an increased risk of credit card fraud;

•	lower sales conversion rates due to factors including higher shipping costs, unexpected customs and duties, limited local currency payment options and narrower product selection;

•	difficulty in tailoring the product offerings on its U.S.-based website to global consumers in different markets; and

•	damage to their overall brand image if they provide a frustrating consumer experience.

Establishing an In-country Presence. Retailers setting up local operations face challenges and risks including:

•

investment of significant amounts of time and money to establish and maintain country-specific websites, order management systems, distribution centers, call centers, inventory, subsidiaries and other infrastructure such as local banking relationships and international shipping relationships;

•	significant upfront investment with limited ability to assess local consumer demand before entering the market;

•	exposure to foreign exchange and tax risk due to their investment and operations in the market; and

•	inability to scale effectively, as each new market typically requires unique solutions which are not easily replicated from solutions in other markets.

The challenges and risks posed by these alternatives cause many U.S. retailers to delay global expansion and miss the opportunity to generate additional revenue and further expand their brand awareness around the world.

Challenges for the Global Consumer

Global consumers outside the United States are often faced with a disappointing customer experience whether they buy from a retailer’s local in-country website or U.S. website. In the case of local in-country websites of U.S. retailers, consumers are often faced with narrower product selection compared with what is available on the retailer’s U.S. website. When ordering from a U.S. website, consumers often have to deal with high shipping costs, additional unexpected fees at the time of delivery related to taxes, customs and duties and long delivery times. They may also find that the U.S. website does not translate the product prices into their local currency, has restrictive return policies, and lacks support for foreign credit cards or payment methods. In addition, many retailers fail to tailor their product catalogs to comply with export and import restrictions, presenting global consumers with products they cannot ultimately buy. We believe all of these limitations make it frustrating for the consumer and ultimately more difficult for a non-U.S. consumer to buy from U.S. retailers, thus contributing to the significant disparity between websites visited and transactions consummated by consumers outside the United States.

As a result, we believe the combination of the large international cross-border ecommerce opportunity and challenges of implementing an in-house solution create a significant opportunity for a differentiated third party solution.

The Borderfree Solution

The Borderfree solution is a proprietary ecommerce technology and services platform designed to remove the barriers to international cross-border ecommerce.

Key benefits of our platform include:

Comprehensive Solution. We believe Borderfree delivers the most comprehensive international ecommerce solution available through a single unified platform. Borderfree manages all aspects of the international sales process, including site localization, multi-currency pricing, payment processing, fraud management, landed cost calculation, customs clearance and brokerage and global logistics services while providing a high quality consumer experience throughout. In addition, our solution eliminates foreign exchange and credit card fraud exposure for our customers. Our solution combined with our experience in facilitating millions of international ecommerce transactions allows us to successfully navigate these challenges on behalf of our customers at low cost and risk to them.

High Return on Investment. We believe that the Borderfree platform offers a capital efficient, cost effective and low risk solution for retailers to compete in international markets. After a minimal initial investment for integration with our platform, which enables retailers to launch in all or select markets without any incremental cost, customers then pay us a percentage of the sales they generate through our platform. Retailers are typically able to start selling within 90 days in over 100 countries and territories and in more than 60 currencies. Retailers who implement our platform have the flexibility to launch in all or select markets, without any incremental cost or effort to activate additional markets. As we expand the available countries on our platform, our customers will gain access to these countries at no additional cost.

High Quality Consumer Experience. Our platform enables our customers to provide a localized experience that maintains their brand integrity. Our platform geo-locates global consumers, and welcomes them in the local language to instill confidence at the outset of the shopping experience. All merchandise prices are converted to the consumer’s preferred currencies site-wide, and the consumer is presented with a landed cost calculation which is the transaction cost inclusive of all tariffs, value added tax, shipping costs, and clearance fees to ensure there are no surprise charges. In addition, the consumer can select from relevant local payment options, track their purchases online with order update emails and a consolidated tracking link and benefit from the retailers’ international returns and other consumer service initiatives.

Customizable Pricing and Promotion Strategies. In addition to providing our market specific knowledge to retailers, we aggregate and analyze the data generated from the transactions processed on our platform. Our customers are able to leverage this data to create, test and deploy country-specific pricing and promotion strategies to maximize checkout conversion. For example, using our platform retailers can create and manage country specific pricing rules that optimize landed cost for conversion by adding margin into product prices to offset the cost of any combination of any shipping, duty or value added tax related promotions at checkout. Retailers can also display location based offers tailored to consumers visiting from specific countries such as dollar and percentage off discounts for merchandise product, shipping costs and duty and value added tax, order and item level discounts, coupons, as well as other specialized promotions.

Access to New Sales and Marketing Channels. We help create new sales channels for retailers by syndicating curated product assortments to highly trafficked marketplaces such as eBay’s global websites where international consumers are already demonstrating a propensity to purchase similar products. Additionally, strategic partnerships with global marketing partners, including those with American Express, Citibank South Korea, eBay Australia, MasterCard and PayPal, are integrated into the Borderfree platform. These partnerships can expand the marketing reach of retailers to many millions of qualified consumers through the variety of marketing channels offered by these partners. Additionally, these partnerships typically include a technical integration to our platform that obviates the need for our customers to create additional technology or data connections.

Our Competitive Strengths

As a result of our extensive experience in cross-border ecommerce and substantial data asset resulting from consumer interactions on our platform, we enjoy a strategic relationship with our customers. Our customers look to us for a technology solution to enable international ecommerce expansion as well as for strategic advice on how to best expand in markets around the world.

Our competitive strengths include:

Comprehensive and Scalable Platform. Our ecommerce platform enables retailers to begin selling internationally without requiring significant investment of time or resources. As the retailer’s global sales grow, our platform has the features and functionality to scale with them and effectively address their needs. As a result, we believe that we possess the most comprehensive platform for retailers looking to expand their ecommerce sales internationally, quickly and cost effectively.

Global Reach and Scale. In 2012 we facilitated over $300 million of GMV, shipping to over 100 countries and territories, containing nearly 76% of the population outside the United States, and settling transactions in more than 60 currencies. We have a network of global and market-specific logistics vendors and payment providers. This network enables us to execute transactions and deliver products to both established markets and difficult to reach locations around the world. As a result of our scale and ability to consolidate volume we enjoy lower fulfillment costs and access to competitive foreign exchange rates.

Asset-light Business Model. Our model allows us to scale our business to serve additional customers, markets and GMV with minimal capital expenditures. We do not own or operate any distribution centers or warehouses. We work with third-party logistics providers for hub processing and international delivery services to process and transport products to the consumer, paying only a volume-based fee which varies in line with our customers’ sales volume. We also do not own or operate any consumer support centers, as our customers handle consumer service calls directly.

Branded Consumer Experience. We enable the retailer to provide a localized shopping experience that instills in international consumers the same level of trust and confidence in their brand as their U.S. consumers. Retailers who use our solution maintain full control of the consumer experience including the website presentation, customer service, product packaging and pre and post order related communications. All of these interactions are done in accordance with the brand and product objectives of our customers. By focusing on the immediacy, prominence and visibility of our customers’ brands, our solution is appealing to retailers who acquire and maintain customers through brand equity and customer service, especially large and iconic lifestyle and department store brands.

Substantial and Growing Data Asset. As the processor of consumer transactions on our platform, Borderfree possesses a substantial amount of data related to international consumer demand and purchasing behavior. With the growth in the number of customers operating their ecommerce sites on our platform, we have processed more than 2.6 million transactions since the launch of the Borderfree solution in the beginning of 2008. We collect data from the time a consumer initiates the check-out process to the time a consumer completes the transaction, providing retailers with a unique holistic view of the consumer’s preferences down to the SKU-level across multiple brands. This data, coupled with investment in advanced analytics and CRM capabilities, produces meaningful insights into international ecommerce marketing, merchandising and conversion strategies. By leveraging these insights, Borderfree and our retailers can more effectively grow international sales by targeting the right customers with the right products at the right time.

Growing and Loyal Customer Base. Since we launched the Borderfree solution, we have experienced significant growth in our customer base, growing from a single customer in the beginning of 2008 to 88 as of March 31, 2013. Since 2008, we have enjoyed a customer retention rate of 94%, which gives us visibility into the business and operating leverage as our existing customers grow their GMV. We also gain valuable feedback from our existing customers, which helps enhance our platform with the most relevant features and functionality to stay current with our customers’ needs and attract prospective customers. As of March 31, 2013, we had 14 of the Internet Retailer Top 50 as our customers, and 58 of the Top 500. This loyal customer base of high profile retailers also serves to attract new customers as they see the tangible benefits realized by implementing our solution.

International Experience. We have developed market specific knowledge about ecommerce across a diverse group of markets and cultures. Our expertise helps our customers navigate local rules, regulations and compliance to sell to consumers in local markets more quickly and optimize market specific merchandising and marketing strategies to sell to these consumers more effectively.

Our Growth Strategy

Our mission is to be the leading provider of global ecommerce services, enabling retailers and brands to easily market and sell to consumers in every corner of the globe. Our strategies to achieve this goal include:

Grow GMV with our Existing Customers. While customers on our platform have rapidly grown their international ecommerce sales, international sales still represent only a small percentage of their domestic sales. We believe that there remains a significant opportunity for these customers to continue to grow their international sales volumes. We are pursuing a number of key initiatives to drive this growth including:

•

Improving Sales Conversion Through Optimized Logistics. The cost of shipping is one of the largest obstacles to a global consumer completing an online purchase. Leveraging our scale, we have negotiated more favorable rates with our existing carriers to reduce shipping costs, which we believe has contributed to the improvement in our order submit rate. We intend to continue reducing the cost of logistics by expanding the number of hubs and carriers in our logistics network and introducing new lower cost delivery options, which we believe will improve our order submit rate.

•

Driving Qualified Site Traffic Through Strategic Partnerships. We believe we have a considerable opportunity to expand our relationship with our customers by deploying marketing solutions that drive incremental international traffic to their ecommerce sites. We are partnering with our customers across a wide spectrum of marketing and promotional strategies including shipping promotions, e-mail marketing, search engine marketing, contextually relevant display advertising and social media. In addition, we plan to expand and strengthen our strategic alliances with loyalty, shopping comparison, and credit card providers to provide our clients with new customer acquisition channels. For example we have strategic partnerships with American Express, Citibank South Korea, eBay Australia, MasterCard and PayPal that serve to expand the marketing reach of our customers. We also intend to further extend our global reach by integrating our platform and services with highly trafficked international online marketplaces, making our customers’ products available to new consumers in targeted regions of the world. For example, in 2012 we partnered with eBay Australia to develop and launch a Saks Fifth Avenue storefront on their Fashion Gallery marketplace.

•

Leveraging Our Data Asset. We have recently invested in new business intelligence and database platforms to expand our analytics capabilities and enhance our own and our customers’ ability to analyze the aggregated information, and leverage it to formulate data driven marketing and merchandising strategies. Through our analytics capabilities and consumer information we expect to deliver insights on the global consumer to help our clients increase international sales.

Acquire More Customers. Based on the database of web merchants ranked in Internet Retailer’s 2013 Top 500 Guide, less than 60% currently sell internationally. We believe there is significant opportunity for a variety of merchants to target global consumers. Specifically, we target U.S. brands with significant global appeal such as large department stores, established and emerging consumer brands, specialty retailers and online only retailers. We intend to expand our sales and marketing investments to focus on acquiring these customers. In addition, we believe that our addressable market opportunity includes many smaller U.S. retailers which we plan to acquire through self-service options requiring limited integration time, effort and investment.

As retail spending continues to move online across the globe, we believe there is additional demand for our platform and service offerings from non-U.S. retailers and brands. For many of these retailers a similar, significant opportunity exists to adopt a cross-border sales strategy.

Continue to Innovate and Add New Functionality to Our Platform. We continually invest in additional platform features and functionality to address our customers’ current and long-term needs. Specifically, we are investing in new carrier and payment provider integrations, streamlining browsing and purchasing on mobile devices, supporting in-country multi-channel pricing strategies and fulfilling orders using regional inventory.

In addition, we plan to create our own proprietary marketplace platform which will offer branded and localized ecommerce sites including our customers’ brands and products to global consumers, and a consumer-facing portal for global consumers to use to place orders and consolidate shipments from multiple U.S. merchants.

Pursue Strategic Acquisitions. We plan to pursue acquisitions that complement our existing business, represent a strong strategic fit and are consistent with our overall growth strategy. We may also target future acquisitions to expand or add functionality and capabilities to our platform.

Products and Services

Borderfree Ecommerce Platform

The Borderfree platform is comprised of technology, data, expertise and services that span:

•	consumer experience localization,

•	payments, compliance and risk management,

•	global transportation and logistics,

•	post-delivery customer care, and

•	global consumer insights and marketing.

Consumer Experience Localization

Localizing a consumer’s experience starts with the synchronization of Borderfree’s localization data with the retailer’s website environment. Localization data is comprised of IP geolocation tables, country-currency pairs, currency code information, country-specific price multipliers, customizable by a retailer based on their pricing strategy, currency rounding methods and foreign exchange rates. A retailer can either schedule the download of this localization data via APIs provided by Borderfree, or install our proprietary software tool called the Ambassador. The Ambassador automatically downloads new localization data sets and persists the data into the retailer’s website environment, transmits the retailer’s full or incremental product catalog updates to Borderfree, for estimating the duty of each new product, and screens for products that may be subject to import, export or shipping service restrictions. With localization data easily accessible by a retailer’s ecommerce website, the IP address of an incoming consumer’s location is identified, and the presentation of a retailer’s ecommerce pages are altered to be “localized” as they are delivered to the consumer’s browser.

Retailers have the flexibility with our solution to modify a variety of elements and features on their site to localize pages for international consumers, including:

•

Dynamic Suppression or Filtering of Restricted Merchandise. The retailer can automatically suppress or otherwise make unavailable from browse or search results any products or categories that are subject to licensing, shipping, export or import restrictions.

•

Localized Greetings and International Icons. Upon detecting a first-time global consumer, the retailer can display Borderfree’s localized and customizable “Welcome Mat” in the consumer’s preferred language, and a flag icon corresponding to the country of the consumer in a prominent location within the global site header.

•	Product Pricing Displayed in the Buyer’s Preferred Currency. Products are presented in the consumer’s preferred currency at the current exchange rate.

•

Customizable Country-specific Price and Promotion Strategies. Retailers can create and manage country-specific pricing rules that optimize landed costs for conversion by adding margin into product prices to offset the cost of any combination of shipping, duty or VAT related promotions at checkout. Retailers can also display location-based offers tailored to consumers visiting from specific countries.

•

International Checkout. We provide our customers with two convenient ways to integrate our international checkout capability. We offer a responsively designed HTML checkout hosted by Borderfree that is faster to implement, requires very little customization and which inherits new checkout features that may be introduced over time. We also offer an API-based checkout for retailers looking to control the entire presentation layer and unify their international and domestic checkout process.

Payments, Compliance and Risk Management

Regardless of the international checkout method chosen, our platform offers preferred local payment options, fraud and foreign exchange risk management, VAT and duty collection and remittance and the management of all import and export restrictions.

•

Local Payment Options. We obtain international shipping information, billing information, and payment details from the consumer. International credit cards and other popular international tender forms are accepted.

•

Fraud Prevention. When the consumer places an order, we authenticate and authorize their international payment information, perform an automated, real time fraud assessment using a payment gateway and denied party screening and fraud management tools incorporated into our platform from CyberSource Corporation, a wholly-owned subsidiary of Visa Inc. We can automatically accept or reject the order based on this assessment, or queue an order for manual review.

•

Foreign Exchange Risk Management. We bill the consumer in their preferred currency, using real-time exchange rates, fixed at the time of the transaction, with no risk to the consumer. The retailer bills a Borderfree credit card or Borderfree account, in U.S. dollars, and therefore assumes no foreign exchange risk in the transaction.

•	VAT and Duty Collection. We charge the consumer a guaranteed fully landed cost, covering payment of all duties, taxes and charges required to deliver the product.

•

Import and Export Restrictions Management. We use a combination of merchant provided data, internal import and external export compliance expertise and licensed compliance and restrictions data services to prevent a consumer from purchasing U.S. export restricted products or products that are restricted from import into the consumers’ country prior to checkout.

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Support for Split Shipments, Cancels, Backorders and Pre-orders. Funds are captured from consumers once parcels are shipped, and only for pro-rated amounts based on the value of a single parcel in the case of a partially shipped order or split shipment. Additionally, Borderfree guarantees its foreign exchange rates in pre-order scenarios.

Global Transportation and Logistics Coordination

We contract with third-party hub facilities in Lockbourne, Ohio and Taylor, Michigan where we receive inbound parcels from customers and process them for export and international delivery. We intend to contract with additional hub facilities to support the growing scale of our business. Our platform provides significant advantages to our customers:

•

Simple for the Retailer. At its U.S. warehouse, the retailer picks and packs the parcel as a domestic shipment, with no change from its existing processes, and using its preferred U.S. carrier. Although the option exists to tender parcels to U.S. carriers as individual parcels, the retailer can also consolidate the parcel with other international orders bound for our hubs, which reduces shipping costs.

•

Product Sorting and Classification. Once a shipment arrives at our hubs, it is sorted and an operator scans individual parcels. The operator inspects the merchandise for country of origin if it has not been provided from the merchant electronically, prints an international packing slip and commercial invoice, overlabels the parcel with a shipping label specific to the international destination, then aggregates freight by carrier and shipping method. Customs brokers perform item classification and assign the merchandise any and all harmonized systems codes required for efficient customs clearance.

•

Error Reduction. Exceptions are also managed at our hubs, with operators separating out any parcels that are damaged, appear to contain an incorrect quantity or appear to contain the incorrect items. In the event that a parcel contains restricted items or an incorrect quantity or items, we coordinate with the retailer to either arrange for the timely return of the damaged or incorrect merchandise, or to resolve the exception while the merchandise is still at the hub so that it can continue to its destination.

•

Full Track and Trace. As the parcel leaves our hubs, we send the consumer an international shipment confirmation e-mail, which includes a link to a page where the consumer can track his or her parcel’s progress and receive periodic delivery updates.

•

Electronic Customs Declaration and Clearance. While the parcel is in transit, a customs declaration is electronically sent to customs officers in the receiving country, and duty and VAT are paid or remitted in the consumer’s name. Pre-clearance of shipments while in transit allows many shipments to be inducted directly into the local delivery network.

•

Parcel Protection and Replacement Guarantee. Local, trusted delivery services are used in each international market to ensure a positive experience by the consumer. All parcels shipped by us have a parcel protection and replacement guarantee in case of any logistics issues that result in a lost or damaged parcel.

•

Returns Managements. We process consumer returns in accordance with our customers’ return policies and automatically refund to the consumer original landed costs upon receipt at one of our third-party hubs. All returns that are consolidated at our third-party hubs are then returned to our customers’ designated returns centers.

Post-Delivery Consumer Care

We provide a web-based customer care and order management tool to a retailer’s consumer care representatives that allows them to provide international consumer service. These tools include international order data and search functionality, billing and crediting history, fraud disposition insights, and parcel-level tracking detail for consumers that make enquiries about delivery of their package. Also included are tools to allow a retailer to manage international returns and appeasements, as well as support case management and ticketing functionality. Together, our tools allow retailers to provide the same level of after-sales service to their global consumers as to their domestic consumers.

Global Consumer Insights and Marketing

As more international transactions flow through our platform, and more brands and retailers integrate with the platform, we are strategically positioned to provide data-driven marketing and merchandising expertise to our clients. Some of the services that we offer include:

•

Sales Reports, Consumer Insights and Merchandising Tips. Through our data, we can provide retailers with the latest insights on emerging markets, as well as suggestions for country-specific merchandising strategies. With cultural norms and holiday seasons varying by country, these insights enhance a retailer’s credibility with their global consumers and help them to optimize their international product catalogs.

•	Localized SEM / SEO Strategies. Through our data and analytics tools, our customers can develop local search engine marketing, or SEM, and search engine optimization, or SEO, strategies.

•	Marketing Strategies. We work with the retailer to create promotions tailored specifically for the retailer’s brand and target markets, and provides greater visibility to their products.

•

Marketplace Integration. Our integrations with comparison shopping engines and third-party marketplaces across the globe allow us to syndicate retailer’s product catalogs to highly trafficked marketplaces where we’ve seen global consumers with propensity to buy their products.

•

Promotion Campaigns. We can create country-specific coupons and promotions to engage and retain consumers. With flexible options, a retailer can initiate multiple opportunities to keep consumers engaged.

•	Localized Messaging. Retailers can personalize the consumer experience with localized checkout messages that connect consumers to a retailer’s brand.

Customers

Our customers are U.S.-based retailers, department stores, apparel brands and lifestyle brands selling a variety of physical goods online including apparel, handbags, jewelry, sporting goods, home décor, and toys. As of March 31, 2013, we had 88 customers using our ecommerce platform, up from 45, 56 and 84 as of December 31, 2010, 2011 and 2012, respectively.

Some of our customers have multiple brands within their brand portfolio and/or multiple online ecommerce sites. As of March 31, 2013, there were 141 ecommerce sites on our platform, up from 64, 94 and 133 as of December 31, 2010, 2011 and 2012, respectively.

The following is a representative list of our customers by category:

•	Department Stores: Barneys New York, Bloomingdale’s, Macy’s, Neiman Marcus, Sears

•	Brands: J.Crew, Aeropostale, Carter’s–OshKosh B’gosh, True Religion Brand Jeans, Under Armour

•	Specialty Retailers: Motosport, Pottery Barn, Pottery Barn Kids, Sephora, Tilly’s

•	Online-only Retailers: Fan’s Edge, Gilt Groupe, Overstock.com, Shoes.com, Zulily

Our customer contracts typically have multi-year initial terms ranging from one to four years, followed by one-year renewal periods.

The following case studies illustrate how our clients use and benefit from our products, and reflect certain characteristics of our solution, business model and growth strategy.

J.Crew

J.Crew’s global ecommerce initiative began over a decade ago with an in-house solution for Canada and Japan. In March 2012, J.Crew partnered with Borderfree to extend the reach of its online store globally and simultaneously migrated its Japanese business to the Borderfree platform. In support of this global expansion, J.Crew launched a successful marketing campaign, “Hello World,” which featured global tastemakers and influencers of style. The introductory campaign included country-specific pricing strategies, duty-inclusive pricing, free shipping and free returns.

Neiman Marcus

Neiman Marcus previously maintained an in-house ecommerce solution for Canada and Japan. In November 2012, Neiman Marcus partnered with Borderfree to launch their online business in over 100 additional markets. Based on their experience with Borderfree, in June 2013 Neiman Marcus replaced their in-house solution for Canada and Japan with Borderfree’s solution.

EILEEN FISHER

EILEEN FISHER chose the Borderfree platform as the shortest path to market that enabled them to quickly and cost-effectively begin transacting with global consumers. EILEEN FISHER launched with Borderfree in March 2011, initially focusing on three key markets: Canada, the United Kingdom and Australia. Based on their success in these markets, in November 2012 EILEEN FISHER extended its online store to an additional 96 countries worldwide. Borderfree allows EILEEN FISHER to provide the same customer service and brand experience to international shoppers that it does to their domestic customers including onsite localized messaging, pricing in local currency, guaranteed rates for duties and taxes, and common local payment options. In addition, EILEEN FISHER participates in Borderfree’s partner marketing programs, including a joint partnership through Borderfree and MasterCard that introduced the EILEEN FISHER brand to millions of card members in key markets like Singapore, Mexico and France.

Sales and Marketing

We sell our solution and services primarily through our direct sales force. Our direct sales force is based in New York City and is organized by prospect size and merchandise category. We target retailers and brands with global ambition, iconic and coveted merchandise, global brand recognition, high customer experience standards and who sell merchandise that is both cost-effective to ship worldwide and subject to limited licensing, export, import or other transportation restrictions. Our sales cycle can vary from customer to customer, but typically requires four to six months depending on the size of the organization and complexity of the opportunity.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target ecommerce executives, technology professionals and senior strategy leaders. Our principal marketing programs include:

•	our annual Global Ecommerce Forum;

•	participation in, and sponsorship of, trade shows and industry events;

•	public relations and social media;

•	customer acquisition announcements;

•	customer case studies; and

•	email campaigns and newsletters.

In April 2013 over 200 attendees representing more than 100 existing and potential customers attended our fifth annual Global Ecommerce Forum. We presented marketing, innovation, and strategic insights at this invite-only event.

Technology, Operations, and Development

Technology

Our platform has been designed to support many merchants on a single service architecture across mobile and web technologies. We have a common distributed deployment of our core platform supporting all current merchants over a variety of integration methods. Some key considerations of our platform include:

•

Scalability. All components of the Borderfree platform were built to scale horizontally, allowing for additional capacity to handle large traffic events. We offload significant amounts of workload from our core infrastructure to third-parties. Additionally, we utilize virtualization technologies from VMWare to allow for rapid infrastructure adjustments in the case of unexpected workload.

•

Reliability. We utilize nationally recognized third-parties for all areas of infrastructure, network, and software. We constantly invest in both internal and external monitoring capabilities to provide a complete picture of platform health.

•

Security. We are a PCI-DSS Level 1 certified merchant, adhering to a set of standards that ensure that proper measures are in place to secure networks, data, architecture, and access to systems while also ensuring controls and process around cadence of testing, policy development, and change control are followed. This certification is a multifaceted security standard, monitored by the payment card industry, and includes external audits of business and technology functions to ensure compliance and maintain a company’s certification rating. We have an external certified PCI Qualified Security Assessor who performs a full audit annually and as needed support continuously.

•

Ease of Deployment. Merchants can choose between prebuilt plugins for major platforms, hosted services, or deep API integrations depending on needs. Individual customer integrations do not require changes or releases in our core platform which means our platform can be easily deployed. We also have strong documentation and a hands-on approach to implementation with a dedicated technical implementations team to ensure high quality and efficient deployment.

•

Open Platform. We built our platform with a modular, API driven approach. This model enables both internal teams and customers to build novel functionality extending our core platform to serve our customers’ business objectives.

Operations

We operate and host our platform in two secure facilities located in New Jersey and California. We contract with Equinix Operating Co. and Atlantic Metro Communications for these facilities. We operate a 24 hour a day, seven day a week operations center from Tel Aviv, Israel and New York, New York to monitor and respond to automated alerts and customer support issues. Our operations group also provides ongoing administration, security, and deployment capabilities to the rest of the organization.

Research and Development

Our research and development organization is responsible for all new product development, quality assurance, and core platform improvements. We operate under an agile methodology and perform test-driven development, allowing for rapid product development while maintaining a high level of quality. Our research and development organization is located in both Tel Aviv, Israel, and New York, New York. We typically release new versions of our software monthly which our customers can easily access through web-based APIs. As of March 31, 2013 we had 44 employees in our product and research and development groups, an increase from 20 employees as of December 31, 2011.

Competition

The market for ecommerce technology and services is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities. Our primary competition is retailers who choose to develop an in-house solution working directly with international payment partners and international carriers or international distribution center operators to deliver their goods to global consumers. Other sources of competition include:

•	Third-party point solutions or freight forwarding services;

•	Full- service ecommerce business process outsourcers; and

•	Large online marketplaces which provide retailers with international logistics support.

We compete primarily on the basis of the comprehensiveness of our platform and services, our focus on the consumer experience and maintaining the retailer’s brand identity, our robust set of merchandising capabilities and features, the reliability and scalability of our platform, and the speed and cost of deploying our solution.

Intellectual Property and Proprietary Rights

Our intellectual property and proprietary rights are important to our business. To safeguard them, we rely on a combination of patent, copyright, trade secret, trademark and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We have one issued U.S. patent. We have confidentiality and license agreements with employees, contractors, customers, distributors and other third parties, which limit access to and use of our proprietary information and software. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

Despite our efforts to preserve and protect our intellectual property and proprietary rights, unauthorized third parties may attempt to copy, reverse engineer, or otherwise obtain portions of our solutions. Competitors may attempt to develop similar products that could compete in the same market as our product. Unauthorized disclosure of our confidential information by our employees or third parties could occur. Laws of other jurisdictions may not protect our intellectual property and proprietary rights from unauthorized use or disclosure in the same manner as the United States. The risk of unauthorized use of our proprietary and intellectual property rights may increase as our company continues to expand outside of the United States.

Third-party infringement claims are also possible in our industry, especially as software functionality and features expand, evolve, and overlap with other industry segments. Third parties, including non- practicing patent holders, have from time to time claimed, and could claim in the future, that our activities or our customers’ ecommerce sites infringe patents they now hold or might obtain in the future, and, in most cases, we have agreed to indemnify our customers against claims that our products or the use of our products infringe the intellectual property rights of third parties. See “Risk Factors—We could be required to stop selling or using a product or service and/or incur substantial costs as a result of any claim of violation of another party’s intellectual property or proprietary rights.”

Employees

As of March 31, 2013 we had 163 employees of which 17 were in transaction processing, 39 were in technology and operations, 44 were in research and development, 37 were in sales and marketing and 26 were in general and administrative positions. None of our employees are covered by a collective bargaining agreement. We have never experienced a strike or similar work stoppage, and we consider our relations with our employees to be good.

Properties

Our principal corporate offices are located in New York City, New York. We currently occupy two floors approximating 22,000 square feet of space under a lease that expires in November 2020. We occupy an additional leased facility, approximating 12,000 square feet of space, in Tel Aviv, Israel for our research and development operations. We also lease office space in Toronto, Canada and Shanghai, China. We believe that our facilities are suitable for our current needs and that additional or substitute space will be readily available, on commercially reasonable terms, as needed to support the expansion of our business.

Legal Proceedings

We are subject to various legal proceedings that have arisen or may arise in the ordinary course of business. Although some of these proceedings may result in adverse decisions or settlements, we believe that the final disposition of such matters will not have a material effect on our business or consolidated financial statements. For information concerning our indemnification obligations to customers against which patent infringement claims have been or may be asserted, see “Risk Factors—We could be required to stop selling or using a product or service and/or incur substantial costs as a result of any claim of violation of another party’s intellectual property or proprietary rights.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of March 31, 2013:

Name	Age	Position
Michael A. DeSimone	47	Chief Executive Officer and Director
Edwin A. Neumann	45	Chief Financial Officer
Kris Green	37	Chief Strategy Officer
Brian Singh Dhatt	36	Chief Technology Officer
Daniel T. Ciporin(2)	55	Chairman of the Board of Directors
William G. Bock(1)	62	Director
Stephen J. Getsy(1)	68	Director
Isaac Hillel(2)	54	Director
George H. Spencer, III(1)(2)	49	Director
Ofer Timor	60	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee

Michael A. DeSimone has served as our chief executive officer and a member of our board of directors since May 2006. From September 2004 to May 2006, Mr. DeSimone served as our senior vice president of sales and marketing. Prior to joining our company, Mr. DeSimone served as vice president of operations and business solutions, a division of Travelex Limited, which specializes in foreign currency exchange. We believe that Mr. DeSimone is qualified to serve as a director based on the perspective and experience he brings as our chief executive officer and his experience as a seasoned executive.

Edwin A. Neumann has served as our chief financial officer since December 2010. Prior to joining our company, from December 2001 to December 2010, Mr. Neumann held several key executive roles at Charming Shoppes, Inc., a multi-brand, multi-channel apparel retailer, and was most recently senior vice president and chief operating officer at Charming Direct, its ecommerce division.

Kris Green has served as our chief strategy officer since January 2012. From January 2009 to January 2012, Mr. Green served as our chief marketing officer. From February 2007 to January 2009, Mr. Green served as a business development and marketing consultant to our company. From August 2001 to January 2007, Mr. Green held key sales, product development and finance roles at Canada Post Borderfree, a cross-border ecommerce company, which our company acquired in March 2012.

Brian Singh Dhatt has served as our chief technology officer since March 2013. Prior to joining our company, from November 2010 to March 2013, Brian served as Vice President of Product and Engineering for Gilt City, an online sales site specializing in localized, lifestyle-themed offers, and a subsidiary of Gilt Groupe, Inc. From May 2012 to March 2013, Mr. Dhatt also served in the same role for Jetsetter, an online sales site that provides members offers on travel experiences, and a subsidiary of Gilt Groupe, Inc. From April 2006 to April 2010, Mr. Dhatt served as the Chief Technology Officer at Sugar, Inc. (currently named POPSUGAR Inc.), a company which specializes in publicizing cultural trends.

Daniel T. Ciporin has served as our chairman of our board of directors since April 2010. Since March 2007, Mr. Ciporin has held various roles at Canaan Partners, a venture capital firm, and is most recently a general partner at the firm. From March 2006 to March 2007, Mr. Ciporin served as chairman of the Internet Lab, a U.S.-Israeli incubator for early-stage consumer internet startups. From January 1999 to June 2005, Mr. Ciporin was the former chairman and chief executive officer of Shopping.com, an online comparison shopping website, which eBay acquired in August 2005. From June 1997 to January 1999, Mr. Ciporin served as senior vice president of MasterCard International, where he managed global debit services. We believe that Mr. Ciporin is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate.

William G. Bock has been a member of our board of directors since July 2012. Mr. Bock is President of Silicon Laboratories Inc. (NASDAQ: SLAB). He is also a member of the board of directors of Silicon Laboratories Inc., where he previously served as senior vice president and chief financial officer from 2006 to 2011. Mr. Bock is a member of the board of directors of Entropic Communications (NASDAQ: ENTR) where he is a member of its audit committee. Mr. Bock also previously served as chairman of the board of directors of Convio (NASDAQ:CNVO) until its acquisition by Blackbaud in April 2012. Mr. Bock is also a senior advisor to Foros, a financial services firm that provides mergers & acquisitions and corporate financial advisory services. Mr. Bock is also a director and advisor for a number of venture capital backed private technology companies. Mr. Bock co-founded the Entrepreneurs Foundation of Central Texas in 1999 and continues to serve as its chairman. Mr. Bock participated in the venture capital industry from 2001 to 2006, primarily as a general partner with CenterPoint Ventures. Before his venture capital career, Mr. Bock held senior executive positions with three venture-backed companies: Dazel Corporation, where Mr. Bock was president and chief executive officer until it was acquired by Hewlett Packard; Tivoli Systems, where Mr. Bock was executive vice president and chief operating officer, through its initial public offering until it was acquired by IBM; and Convex Computer Corporation, which completed an initial public offering, where Mr. Bock served initially as senior vice president and chief financial officer and subsequently as senior vice president of worldwide sales. Mr. Bock began his career with Texas Instruments. We believe that Mr. Bock is qualified to serve as a director based on his service on other public company boards, broad industry experience, and extensive financial leadership experience.

Stephen J. Getsy has been a member of our board of directors since December 2003. Mr. Getsy serves as chief executive officer of On-Line Ventures, Inc., a private equity investment and development firm, which he founded in November 1993. Mr. Getsy has served on the boards of directors of several public and private companies. Additionally, Mr. Getsy has held technical and senior management positions in the information technology industry with companies such as IBM (NYSE: IBM), ADP (NYSE: ADP) and Fiserv (NASDAQ: FISV). We believe that Mr. Getsy is qualified to serve as a director based on his service on other public company boards and his experience in the industry in which we operate.

Isaac Hillel has been a member of our board of directors since March 2001. Mr. Hillel has been with Pitango Venture Capital since 2000 and is currently a managing general partner. Prior to joining Pitango, Mr. Hillel served as Executive Vice President at NEC Computers (formerly known as Packard Bell NEC), an electronics and computing solutions company, where he oversaw its computer divisions in Europe, the Middle East and Africa. Mr. Hillel currently serves on the boards of directors of several private companies. We believe that Mr. Hillel is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate.

George H. Spencer, III has served as a member of our board of directors since December 2003. Mr. Spencer co-founded Seyen Capital in 2006 and has been a managing director since its formation. Mr. Spencer also serves as a senior consultant to Adams Street Partners, LLC, which he co-founded and where he served as a Partner from 1999 to October 2006. Mr. Spencer has served on the boards of directors of several companies, including SPS Commerce (NASDAQ: SPSC), Convio and several other private companies. We believe that Mr. Spencer is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of several companies and his knowledge of the industry in which we operate.

Ofer Timor has served as a member of our board of directors since December 2004. Mr. Timor co-founded Inimiti, a venture capital firm, in 2012, and has been a managing partner since its formation. Prior to that,

Mr. Timor co-founded Delta Ventures Ltd. in 1999, and has been a managing partner since its formation. Prior to Delta Ventures, Mr. Timor was President of Jacada Ltd. (formerly known as Client/Server Technology Ltd.), a software and services company, from 1994 to 1999. Mr. Timor has served on the boards of directors of several private companies. We believe that Mr. Timor is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of several companies and his knowledge of the industry in which we operate.

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors is currently composed of seven members. Our certificate of incorporation and bylaws to be effective upon the closing of this offering provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Upon completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class of directors whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2014 for the Class I directors, 2015 for the Class II directors and 2016 for the Class III directors.

•	Our Class I directors will be Messrs. , and .

•	Our Class II directors will be Messrs. , and .

•	Our Class III directors will be Messrs. , and .

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation and bylaws to be effective upon the closing of this offering.

Director Independence

Under the rules of                 , independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of its offering. In addition, the rules of                     require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of                 , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

On                 , 2013, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors has determined that none of Messrs. Ciporin, Bock, Getsy, Hillel, Spencer or Timor, representing six of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of                 . Our board of directors also determined that Messrs. Bock, Spencer and Getsy, who comprise our audit committee, Messrs. Spencer, Ciporin and Hillel, who comprise our compensation committee, and Messrs.                , who comprise our corporate governance and nominating committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of                 . In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Leadership Structure and Role of the Board in Risk Oversight

The positions of chairman of the board and chief executive officer are currently separated at Borderfree. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our certificate of incorporation which will be effective upon the completion of this offering, and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our corporate governance and nominating committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a materially adverse effect on us.

Board Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which has the composition and responsibilities described below. The audit committee, compensation committee and corporate governance and nominating committee all operate under charters approved by our board of directors, which will be available on our website upon the closing of this offering.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and assists the board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee will also:

•	oversee the work of our independent auditors;

•	approve the hiring, discharging and compensation of our independent auditors;

•	approve engagements of the independent auditors to render any audit or permissible non-audit services;

•	review the qualifications and independence of the independent auditors;

•	monitor the rotation of partners of the independent auditors on our engagement team as required by law;

•	review our consolidated financial statements and review our critical accounting policies and estimates;

•	review the adequacy and effectiveness of our internal controls; and

•	review and discuss with management and the independent auditors the results of our annual audit and our interim consolidated financial statements.

The members of our audit committee are Messrs. Bock, Spencer and Getsy. Mr. Bock is our audit committee chairman. Our board of directors has concluded that the composition of our audit committee meets the requirements for independence under, and the functioning of our audit committee complies with, the current requirements of and SEC rules and regulations, and Messrs.                  are our audit committee financial experts as defined under SEC rules and regulations.

Compensation Committee

Our compensation committee oversees our corporate compensation programs. The compensation committee will also:

•	review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	evaluate the performance of our executive officers in light of established goals and objectives;

•	review and recommend compensation of our executive officers based on its evaluations;

•	review and recommend compensation of our directors; and

•	administer the issuance of stock options and other awards under our stock plans.

The members of our compensation committee are Messrs. Spencer, Ciporin and Hillel. Mr. Spencer is the chairman of our compensation committee. Our board of directors has determined that each of Messrs. Spencer and Ciporin is “independent” for compensation committee purposes as that term is defined under the applicable rules, and before the expiration of the phase-in period applicable to initial public offerings under the applicable rules, all members of our compensation committee will be “independent” for compensation committee purposes.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors. The corporate governance and nominating committee will also:

•	evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;

•	assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;

•	recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and

•	review and make recommendations with regard to our corporate governance guidelines.

The members of our corporate governance and nominating committee are Messrs.                . Mr.                  is the chairman of our corporate governance and nominating committee. Our board of directors has determined that each member of our corporate governance and nominating committee is independent under the applicable rules of                 .

Our board of directors may from time to time establish other committees.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2012. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2012. Mr. DeSimone, who is also our chief executive officer, receives no compensation for his services as a director and, consequently, is not included in this table. The compensation received by Mr. DeSimone as our employee during 2012 is set forth in the section of this prospectus captioned “Executive Compensation—2012 Summary Compensation Table.”

In 2012, we did not maintain any standard fee arrangements for the non-employee members of our board of directors for their service as a director. We intend to put in place a formal director compensation policy for all of our non-employee directors following the completion of this offering.

Name	Fees Earned or Paid in Cash		Option Awards(1)		Total
Daniel T. Ciporin	$80,000	(2)	$—		$80,000
William G. Bock	—		31,372	(3)	65,000
Stephen J. Getsy	—		—		—
Isaac Hillel	—		—		—
George H. Spencer, III	—		—		—
Ofer Timor	—		—		—

(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the non-employee directors during 2012, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 11 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the non-employee directors from the awards.
(2)	Represents annual fees paid by us to Mr. Ciporin pursuant to his independent consultant services agreement with us, dated October 31, 2008 and amended on September 21, 2010. This agreement will be terminated prior to completion of this offering at which time all compensation to Mr. Ciporin will be pursuant to the director compensation policy we will adopt in connection with the offering. See the section of this prospectus captioned “Certain Relationships and Related Party Transactions—Independent Consultant Services Agreement” for additional information.
(3)	This stock option vests over a four-year period, with 25% of the shares underlying the option vesting on the one-year anniversary of the date of grant and the remainder vesting in 36 equal monthly installments thereafter. As of December 31, 2012, Mr. Bock held 50,000 shares of our common stock.

Our policy has been and will continue to be to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Directors who are employees do not receive any compensation for their service on our board of directors.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we expect to adopt a code of business conduct and ethics that is applicable to all of our employees, officers and directors including our chief executive officer and senior financial officers, which will be available on our website upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

During 2012, our compensation committee was comprised of Messrs. Spencer, Ciporin and Hillel.

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Executive Compensation Overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of Mr. DeSimone, our chief executive officer, and the other executive officers identified in the 2012 Summary Compensation Table below, or the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options. Our named executive officers and all salaried employees are also eligible to receive health and welfare benefits. As we transition from a private company to a publicly-traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2012 Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to each individual who served as our chief executive officer at any time during the last completed fiscal year and the two most highly compensated executive officers (other than the chief executive officer) who were serving as executive officers at the end of the last completed fiscal year for services rendered to us in all capacities for the year ended December 31, 2012. These individuals are the named executive officers for 2012.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Total ($)
Michael A. DeSimone Chief Executive Officer	2012	300,000	200,000	500,000
Edwin A. Neumann Chief Financial Officer	2012	290,000	140,000	430,000
Kris Green Chief Strategy Officer	2012	250,000	161,766	411,766

(1)	The amounts reported reflect performance-based payments awarded based on the achievement of certain corporate and individual performance goals under our executive bonus plan.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards held by each named executive officer as of December 31, 2012.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)						Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
	Exercisable		Unexercisable		Option Exercise Price ($)	Option Expiration Date
Michael A. DeSimone	—		—		—	—	473,588	(1)	1,529,689
Edwin A. Neumann	—		—		—	—	333,549	(2)	1,077,363
Kris Green	85,000	(3)	—		0.17	3/1/2017	—		—
	40,000	(4)	—		0.17	7/19/2017	—		—
	200,320	(5)	—		0.17	3/4/2018	—		—
	162,660	(6)	—		0.17	9/11/2018	—		—
	93,290	(7)	85,826	(7)	0.17	12/13/2020	—		—

(1)	Represents shares acquired upon the exercise of a stock option with an early exercise feature. The shares vest in equal monthly installments over a four-year period beginning on August 31, 2010 and will become fully vested on July 31, 2014.
(2)	Represents shares acquired upon the exercise of a stock option with an early exercise feature. The shares vest over a four-year period, with 25% of the shares vesting on December 12, 2011 and the remainder vesting in equal monthly installments through December 12, 2014.
(3)	This stock option vested in equal monthly installments over a three-year period that began on February 12, 2007 and became fully vested on January 12, 2010.
(4)	This stock option vested in equal monthly installments over a three-year period beginning on July 19, 2007 and became fully vested on June 19, 2010.
(5)	This stock option vested in equal monthly installments over a three-year period beginning on March 4, 2008 and became fully vested on February 4, 2011.
(6)	This stock option vested in equal monthly installments over a three-year period beginning on September 11, 2008 and became fully vested on August 11, 2011.
(7)	This stock option vests in equal monthly installments over a four-year period beginning on December 13, 2010 and will become fully vested on November 13, 2014.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit Plans

2013 Stock Option and Incentive Plan

In              2013, our board of directors, upon the recommendation of the compensation committee of the board of directors, adopted our 2013 Stock Option and Incentive Plan, or the 2013 Plan, which was subsequently approved by our stockholders. The 2013 Plan will become effective immediately prior to the completion of this offering. The 2013 Plan will replace the 2011 Stock Option and Grant Plan, or the 2011 Plan, as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. Our 2013 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved                 shares of our common stock, or the Initial Limit, for the issuance of awards under the 2013 Plan. The 2013 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2014, by         % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2013 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2013 Plan and 2011 Plan will be added back to the shares of common stock available for issuance under the 2013 Plan.

Stock options and stock appreciation rights with respect to no more than                 shares of stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one individual under the 2013 Plan is                 shares of stock or $         in the case of cash-based awards. The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2014 and on each January 1 thereafter by the lesser of the Annual Increase for such year or                  shares of common stock.

The 2013 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2013 Plan. Persons eligible to participate in the 2013 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2013 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as we may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2013 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

Our compensation committee may grant cash bonuses under the 2013 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2013 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is                  shares of common stock with respect to a stock-based award and $         with respect to a cash-based award.

The 2013 Plan provides that in the case of, and subject to, the consummation of a “sale event” as defined in the 2013 Plan, all outstanding awards may be assumed, substituted or otherwise continued by the successor entity. To the extent that the successor entity does not assume, substitute or otherwise continue such awards, then (i) all stock options and stock appreciation rights will automatically become fully exercisable and the restrictions and conditions on all other awards with time-based conditions will automatically be deemed waived, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the compensation committee’s discretion and (ii) upon the effectiveness of the sale event, all stock options and stock appreciation rights will automatically terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights prior to the sale event. In addition, in connection with a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2013 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2013 Plan require the approval of our stockholders.

No awards may be granted under the 2013 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2013 Plan have been made prior to the date hereof.

2011 Stock Option and Grant Plan

Our 2011 Plan was approved by our board of directors and our stockholders on October 31, 2011 and was most recently amended in June 2013. We have reserved an aggregate of 12,710,317 shares of our common stock for the issuance of options and other equity awards under the 2011 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Effective upon the closing of this offering, our board of directors has determined not to grant any further awards under our 2011 Plan. The shares we issue under the 2011 Plan are authorized but unissued shares or shares we reacquire. The shares of common stock underlying any awards that are forfeited, canceled, withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) under the 2011 Plan are currently added back to the shares of common stock available for issuance under the 2011 Plan. Upon the closing of this offering, such shares will be added to the shares of common stock available for issuance under the 2013 Plan.

The 2011 Plan is administered by our compensation committee. The board of directors and the compensation committee have the authority to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award.

The 2011 Plan permits us to make grants of incentive stock options and non-qualified stock options restricted stock awards, unrestricted stock awards and restricted stock units to our officers, employees, directors, consultants and other key persons.

The 2011 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by our board or directors or our compensation committee but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the board of directors or the compensation committee and may not exceed 10 years from the date of grant.

The 2011 Plan provides that upon the occurrence of an exit event where the awards are assumed or substituted for new awards of a successor entity, or otherwise continue, then, in the event that an grantee’s service relationship with us or the successor entity is terminated by us or the successor entity without cause or by the grantee with good reason, in either case within 12 months following the date of the exit event, 50% of the unvested shares underlying each award shall vest in upon the date of the grantee’s termination.

Upon an exit event in which all awards are not continued, assumed or substituted with awards issued by the successor entity, outstanding stock options will terminate at the effective time of such exit event, and we will make or provide for cash payment equal to the difference between the per share cash consideration in the exit event and the exercise price to the holders of vested and exercisable options. All unvested restricted stock and restricted stock unit awards that are not assumed, continued, or substituted, shall be forfeited immediately prior to the effective time of an exit event and, in the case of restricted stock, be repurchased at a per share purchase price equal to the lower of the original per share purchase price or the fair market value of the shares. However, we may make or provide for cash payment to holders of restricted stock and restricted stock unit awards in an amount equal to the product of the per share cash consideration and the number of shares subject to each award.

Our board of directors may amend, suspend or terminate the 2011 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The board of directors may also amend, modify or terminate any outstanding award, provided that no amendment to an award may materially impair any of the rights of a participant under any awards previously granted without his or her written consent. Our board of directors has also adopted the Sub-Plan for Israeli Award Holders, or the Israel Sub-Plan, to apply to grants made to employees, directors, consultants and contractors of Borderfree Research and Development Ltd., or the Israeli Subsidiary, who are also residents of the State of Israel or who are deemed to be residents of the State of Israel for tax purposes, or the Israeli Service Providers. The Israel Sub-Plan allows us to grant options to the Israeli Service Providers under the 2011 Plan under similar terms to those in the 2011 Plan, and such options may qualify for tax-favorable treatment pursuant to Section 102 of the 1961 Israeli Income Tax Ordinance [New Version] 1961.

U.S. Share Option Plan

Our U.S. Share Option Plan, or the U.S. Plan, was approved by our board of directors in August 2001 and was subsequently approved by our stockholders. The U.S. Plan was most recently amended in December 2010. We have reserved an aggregate of 7,945,930 shares of our common stock for the issuance of options under the U.S. Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. We have not made any grants under the U.S. Plan since the adoption of the 2011 Plan and we do not plan to make any further awards under our U.S. Plan.

The U.S. Plan permits us to make grants of incentive stock options and non-qualified stock options to our employees, directors, consultants and contractors. The shares underlying options granted under the U.S. Plan that terminate, expire or otherwise cease to exist are added to the shares of common stock available for issuance under the U.S. Plan.

The U.S. Plan provides that upon the occurrence of an exit event, the administrator of the U.S. Plan may determine the treatment of outstanding options, including accelerating the vesting and exercisability of all, or any part, of options granted under the U.S. Plan, providing that the shares issuable upon the exercise of options, or any part thereof, shall be sold to a third party as directed by our board of directors in accordance with the terms determined by the board of directors or, upon an exit event where the consideration received is securities of the acquiring company or a parent or subsidiary of such company, providing that options shall be substituted for options of the successor entity or shall be assumed by the successor entity. In the event of our liquidation or dissolution while unexercised vested options remain outstanding under the U.S. Plan, we shall immediately notify all grantees of such liquidation resolution or order, and the grantees shall then have 10 days to exercise any unexercised vested options held by them. Any options that are not exercised will immediately terminate upon liquidation.

Israeli Share Option Plan

Our Israeli Share Option Plan, or the Israeli Plan, was approved by our board of directors in September 2001. The Israeli Plan was most recently amended in July 2006. We have reserved an aggregate of 3,100,000 shares of our common stock for the issuance of options and other equity awards under the Israeli Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. We have not made any grants under the Israeli Plan since it terminated in July 2011 and we do not plan to make any further awards under the Israeli Plan.

The Plan permits us to make grants of options to acquire our common stock to employees, directors, consultants and contractors of the Israeli Subsidiary. The shares underlying options granted under the Israeli Plan that terminate, expire or otherwise cease to exist are added to the shares of common stock available for issuance under the Israeli Plan.

The Israeli Plan provides that upon a merger or sale of all of our assets in which the consideration received is securities of another corporation, then our compensation committee may determine that each option shall either be substituted for options to purchase shares of the other corporation or be assumed by the other corporation. Upon a change in control of our company, our compensation committee may determine that each outstanding unvested option shall immediately vest and be exercised immediately, or be sold to a third party as directed by our board of directors. In the event of our proposed liquidation or dissolution, we must immediately notify all grantees of such liquidation or dissolution, upon which the grantees under the plan will have ten days to exercise any unexercised vested options. Upon the expiration of such ten-day period, all remaining unexercised options under the Israeli Plan will terminate immediately at the event of such dissolution or liquidation.

Employee Share Purchase Plan

In             , 2013 our board of directors adopted and our stockholders approved the ESPP. The ESPP authorizes the issuance of up to a total of                 shares of common stock to participating employees.

All employees who we have employed for at least 30 days and whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the voting power or value of our shares of common stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. The first offering will begin on             , 2013 and will end on             , 2013. Subsequent offerings will usually begin on each and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the ordinary shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than                 shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of ordinary shares, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

In             , 2013 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: revenue; expense levels; cash flow (including, but not limited to, operating cash flow and free cash flow); business development and financing milestones; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our ordinary shares; economic value-added; sales; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; shareholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our ordinary shares; sales or market shares and number of clients; bookings; and Adjusted EBITDA, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Retirement Plans

We maintain a tax-qualified 401(k) retirement plan for eligible employees in the United States. Under our 401(k) plan, employees may elect to defer up to 100% of their eligible compensation subject to applicable annual limits set pursuant to the Internal Revenue Code of 1986, as amended, or the Code. We may provide a discretionary employee matching contribution under the 401(k) plan. Employees are 100% vested in their contributions to the 401(k) plan and any employer contributions vest over a four-year period. We intend for the 401(k) plan to qualify, depending on the employee’s election, under Section 401(a) of the Code so that contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

We are obligated to make pension and severance liability contributions for the benefit of certain Israeli employees based on labor laws in Israel, subject to certain conditions. Our liability is fully provided for by regular deposits to funds administered by financial institutions and by an accrual for the amount of the liability which has not yet been deposited.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in the sections of this prospectus captioned “Management” and “Executive Compensation,” we have been a party to the following transactions since January 1, 2010, in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest. We also describe below certain transactions and series of similar transactions since January 1, 2010 with our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons to which we are party.

We have adopted a written policy, effective upon the completion of this offering, which provides that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other disinterested members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Pursuant to such policy, any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described below were entered into prior to the adoption of this policy.

Sales of Series E Preferred Stock

In June and August 2012, we issued and sold an aggregate of 2,942,978 shares of our Series E preferred stock at a per share price of $4.25, for an aggregate consideration of approximately $12.5 million. We believe that the terms obtained and consideration received in connection with the Series E financing are comparable to terms available and the amounts we would have received in an arm’s length transaction.

The table below summarizes purchases of shares of our Series E preferred stock by our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. Each outstanding share of our Series E preferred stock will be converted into one share of our common stock upon the completion of this offering.

Purchasers	Shares of Series E Preferred Stock	Aggregate Purchase Price
Entities affiliated with Pitango Venture Capital Group(1)	926,840	$3,936,660
Entities affiliated with Adams Street Partners(2)	926,840	3,936,660
Entities affiliated with Delta Ventures(3)	370,735	1,574,660
Entities affiliated with Venture Strategy Partners(4)	168,274	714,727
Entities affiliated with Daniel T. Ciporin(5)	88,594	376,294

(1)	Consists of (a) 588,623 shares held by Pitango Venture Capital Fund III (USA) L.P., (b) 54,414 shares held by Pitango Venture Capital Fund III (USA) Non-Q L.P., (c) 160,056 shares held by Pitango Venture Capital Fund III (Israeli Investors) L.P., (d) 41,484 shares held by Pitango Venture Capital Fund III Trusts 2000 Ltd., (e) 20,743 shares held by Pitango Principals Fund III (USA) L.P. and (f) 61,520 shares held by Pitango Parallel Investor Fund III (USA) L.P. Isaac Hillel, the managing general partner of Pitango Venture Capital, is a member of our board of directors.
(2)	Consists of (a) 463,420 shares held by Adams Street V, L.P. and (b) 463,420 shares held by BVCF IV, L.P. George H. Spencer, III, a senior consultant of Adams Street Partners, LLC, is a member of our board of directors.

(3)	Consists of (a) 299,951 shares held by Delta Fund I, L.P., (b) 18,173 shares held by Poalim Delta Fund, L.P., (c) 16,265 shares held by Delta Fund I (Israel), L.P. and (d) 36,346 shares held by Gmulot Delta Fund, L.P. Ofer Timor, the managing partner of Delta Ventures Ltd., is a member of our board of directors.
(4)	Consists of (a) 157,417 shares held by Venture Strategy Partners II LP and (b) 10,857 shares held by Venture Strategy Partners Affiliate Fund LP.
(5)	Consists of 304 shares held by Mr. Ciporin and 88,290 shares held by Coconut Capital LLC. Mr. Ciporin is a member of our board of directors and a member of Coconut Capital LLC.

Sales of Series D Preferred Stock

In April and July 2010, we issued and sold an aggregate of 8,822,063 shares of our Series D preferred stock at a per share price of $0.57, for an aggregate consideration of approximately $5.0 million. We believe that the terms obtained and consideration received in connection with the Series D financing are comparable to terms available and the amounts we would have received in an arm’s length transaction.

The table below summarizes purchases of shares of our Series D preferred stock by our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. Each outstanding share of our Series D preferred stock will be converted into one share of our common stock upon the completion of this offering.

Purchasers	Shares of Series D Preferred Stock	Aggregate Purchase Price
Entities affiliated with Pitango Venture Capital Group(1)	3,947,019	$2,237,016
Entities affiliated with Adams Street Partners(2)	3,947,018	2,237,016
Daniel T. Ciporin(3)	220,552	125,000
Entity affiliated with Stephen J. Getsy(4)	109,295	61,944

(1)	Consists of (a) 2,509,480 shares held by Pitango Venture Capital Fund III (USA) L.P., (b) 231,990 shares held by Pitango Venture Capital Fund III (USA) Non-Q L.P., (c) 678,561 shares held by Pitango Venture Capital Fund III (Israeli Investors) L.P., (c) 176,667 shares held by Pitango Venture Capital Fund III Trusts 2000 Ltd., (e) 88,334 shares held by Pitango Principals Fund III (USA) L.P. and (f) 261,987 shares held by Pitango Parallel Investor Fund III (USA) L.P. Isaac Hillel, the managing general partner of Pitango Venture Capital, is a member of our board of directors.
(2)	Consists of (a) 1,973,509 shares held by Adams Street V, L.P. and (b) 1,973,509 shares held by BVCF IV, L.P. George H. Spencer, III, a senior consultant of Adams Street Partners, LLC, is a member of our board of directors.
(3)	Mr. Ciporin is a member of our board of directors.
(4)	Consists of 109,295 shares held by The Stephen J. Getsy Living Trust, of which Mr. Getsy is a trustee. Mr. Getsy is a member of our board if directors.

Other Transactions with Our Executive Officers and Directors and Entities Affiliated with Our Executive Officers and Directors

On October 18, 2011, Daniel T. Ciporin, our Chairman and one of our directors, purchased 189,881 shares of common stock with a promissory note to us in the amount of $32,280. Mr. Ciporin will repay us and the note will be terminated prior to the first public filing of this registration statement.

On October 20, 2011, Edwin A. Neumann, our Chief Financial Officer, purchased 667,096 shares of common stock with a promissory note to us in the amount of $113,406. Mr. Neumann will repay us and the note will be terminated prior to the first public filing of this registration statement.

On January 31, 2012, Michael A. DeSimone, our Chief Executive Officer and one of our directors, purchased 1,770,099 shares of common stock with a promissory note to us in the amount of $300,917. Mr. DeSimone will repay us and the note will be terminated prior to the first public filing of this registration statement.

Prior to December 2002, we issued 1,100,000 shares of our common stock and 2,320,198 shares of our Series B preferred stock to entities affiliated with Pitango Venture Capital Group and Delta Ventures prior to receiving all of the required corporate approvals. In July 2013, in order to resolve any uncertainty regarding the validity of these shares, the entities affiliated with Pitango Venture Capital Group and Delta Ventures holding these shares exchanged these shares for an equivalent number of identical shares of our common stock and Series B preferred stock. The table below summarizes the shares issued in this transaction.

Purchasers	Shares of Common Stock	Shares of Series B Preferred Stock
Entities affiliated with Pitango Venture Capital Group(1)	550,000	1,160,099
Entities affiliated with Delta Ventures(2)	550,000	1,160,099

(1)	Consists of (a) 373,943 shares of our common stock and 788,748 shares of our Series B preferred stock held by Pitango Venture Capital Fund III (USA) L.P., (b) 34,568 shares of our common stock and 72,914 shares of our Series B preferred stock by Pitango Venture Capital Fund III (USA) Non-Q L.P., (c) 101,936 shares of our common stock and 215,011 shares of Series B preferred stock held by Pitango Venture Capital Fund III (Israeli Investors) L.P., (d) 26,369 shares of our common stock and 55,618 shares of Series B preferred stock held by Pitango Venture Capital Fund III Trusts 2000 Ltd. and (e) 13,184 shares of our common stock and 27,808 shares of Series B preferred stock held by Pitango Principals Fund III (USA) L.P. Isaac Hillel, the managing general partner of Pitango Venture Capital, is a member of our board of directors.
(2)	Consists of (a) 444,988 shares of our common stock and 938,600 shares of our Series B preferred stock held by Delta Fund I, L.P., (b) 26,960 shares of our common stock and 56,867 shares of our Series B preferred stock held by Poalim Delta Fund, L.P., (c) 24,130 shares of our common stock and 50,897 shares of our Series B preferred stock held by Delta Fund I (Israel), L.P. and (d) 53,922 shares of our common stock and 113,735 shares of our Series B preferred stock held by Gmulot Delta Fund, L.P. Ofer Timor, the managing partner of Delta Ventures Ltd., is a member of our board of directors.

Independent Consultant Services Agreement

We entered into an independent consultant services agreement, dated October 31, 2008 and amended on September 21, 2010, with Daniel T. Ciporin, a member of our board of directors. The independent consultant services agreement provides that Mr. Ciporin will provide us with certain services, such as advising our board of directors and assisting us with our decision making process and serving as the chairman of our board of directors. Under the independent consultant services agreement, we are obligated to pay Mr. Ciporin an annual fee of $80,000 on a monthly basis, and reimburse Mr. Ciporin for his reasonable and necessary expenses incurred during the provision of his services. This agreement will be terminated prior to completion of this offering at which time all compensation to Mr. Ciporin will be pursuant to the director compensation policy we will adopt in connection with this offering.

Investor Rights Agreement

We have entered into an investor rights agreement with certain of our stockholders, including entities with which certain of our directors are affiliated, and certain other stockholders. The investor rights agreement provides certain holders of our capital stock a right of purchase in respect of certain issuances of our securities, including in connection with this offering, and provides certain registration rights with respect to certain shares of stock held by them. For more information regarding the registration rights granted under this agreement, see the section of this prospectus captioned “Description of Capital Stock—Registration Rights.”

Indemnification of Officers and Directors

We have also entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2013 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after March 31, 2013. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after March 31, 2013 are included for that person or group but not the stock options or warrants of any other person or group. Certain options to purchase shares of our common stock included in the table below are early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.

Applicable percentage ownership is based on 41,558,176 shares of common stock outstanding as of March 31, 2013, assuming the conversion of all outstanding shares of our preferred stock as of March 31, 2013 into common stock. For purposes of the table below, we have assumed that                 shares of common stock will be outstanding upon completion of this offering, based upon an assumed initial public offering price of $         per share.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Borderfree, Inc., 292 Madison Avenue, 5th Floor New York, New York 10017.

	Shares Beneficially Owned Prior to the Offering		Number of Shares	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage	Offering	Shares	Percentage
5% Stockholders:
Entities affiliated with Pitango Venture Capital Group(1)	13,957,444	33.59%
Entities affiliated with Adams Street Partners(2)	9,229,844	22.21
Entities affiliated with Delta Ventures(3)	5,268,664	12.68
Entities affiliated with Venture Strategy Partners(4)	2,488,473	5.99
Named Executive Officers and Directors:
Michael A. DeSimone	1,814,212	4.37
Edwin A. Neumann	667,096	1.61
Kris Green(5)	626,393	1.49
Brian Singh Dhatt	—	*
Daniel T. Ciporin(6)	1,138,230	2.74
William G. Bock	50,000	*
Stephen J. Getsy(7)	656,377	1.58
Isaac Hillel(1)	13,957,444	33.59
George H. Spencer, III(2)	9,229,844	22.21
Ofer Timor(3)	5,268,664	12.68
All executive officers and directors as a group (10 persons)(8)	33,408,260	79.25

(*)	Represents beneficial ownership of less than 1%.
(1)	Consists of (a) 8,864,177 shares held by Pitango Venture Capital Fund III (USA) L.P., (b) 819,432 shares held by Pitango Venture Capital Fund III (USA) Non-Q L.P., (c) 2,410,308 shares held by Pitango Venture Capital Fund III (Israeli Investors) L.P., (d) 624,723 shares held by Pitango Venture Capital Fund III Trusts 2000 Ltd., (e) 312,365 shares held by Pitango Principals Fund III (USA) L.P. and (f) 926,439 shares held by Pitango Parallel Investor Fund III (USA) L.P. (collectively, the “Pitango Funds”). The Pitango Funds are managed, directly or indirectly, by the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel (our director), Rami Beracha, Bruce Crocker and Zeev Binman, none of whom has sole voting or investment power of such shares and each of whom has shared voting and investment power of such shares. The address of Pitango Funds is Pitango Venture Capital, 540 Cowper Street, Suite 200, Palo Alto, CA 94301.
(2)	Consists of (a) 4,614,922 shares held by Adams Street V, L.P. (“AS V”) and (b) 4,614,922 shares held by BVCF IV, L.P. (“BVCF IV”). The shares may be deemed to be beneficially owned by Adams Street Partners, LLC, the general partner of each of AS V and BVCF IV. Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Michael S. Lynn, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David Welsh, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), and Mr. Spencer, a senior consultant of Adams Street Partners, LLC, may be deemed to have shared voting and investment power over the shares. The address for Adams Street Partners, LLC is c/o Adams Street Partners, LLC One N. Wacker Drive, Chicago, IL 60606.
(3)	Consists of (a) 4,262,714 shares held by Delta Fund I, L.P., (b) 258,266 shares held by Poalim Delta Fund, L.P., (c) 231,149 shares held by Delta Fund I (Israel), L.P. and (d) 516,535 shares held by Gmulot Delta Fund, L.P. The shares may be deemed to be beneficially owned by (i) Delta Ventures Ltd., the general partner of each of Poalim Delta Fund L.P., Delta Fund I (Israel), L.P. and Gmulot Delta Fund, L.P., and (ii) Delta Ventures (Cayman) Ltd., the general partner of Delta Fund I, L.P. (or Delta Ventures Ltd., together with Delta Ventures (Cayman) Ltd., or Delta Ventures). Delta Ventures is managed, directly or indirectly, by the following individuals: Ben Harel, Mark Chais and Ofer Timor (our director), none of whom has sole voting or investment power of such shares and each of whom has shared voting and investment power of such shares. The address for Delta Ventures is c/o Delta Ventures, Kibbutz Glil Yam, P.O. Box 163, Herzeliya 46905, Israel.
(4)

Consists of (i) 2,327,963 shares held by Venture Strategy Partners II LP (“VSP”) and (ii) 160,510 shares held by Venture Strategy Affiliate Fund LP (“VSAF”). The shares may be deemed to be beneficially owned by VSP 2013 Holdings, LLC, the general partner of each of VSP and VSAF (the “General Partner”). Rand Lewis and David Schaller, each of whom is a manager of the General Partner, may be deemed to have shared voting and investment power over the shares. The address for each of the General Partner, VSP and VSAF is 1125 17th Street, Suite 740, Denver, CO 80202.

(5)	Consists of options to purchase 599,928 shares exercisable within 60 days of March 31, 2013.
(6)	Includes 23,544 shares held by Coconut Capital LLC. Mr. Ciporin has sole voting and investment power over such shares.
(7)	Consists of (a) 307,516 shares held by Mr. Getsy and (b) 348,861 shares held by The Stephen J. Getsy Living Trust, of which Mr. Getsy is a trustee. Mr. Getsy is deemed to indirectly own or control the shares held of record by On-Line Ventures, Inc. and has sole voting and investment power over such shares. The address for The Stephen J. Getsy Living Trust and Mr. Getsy is 14504 Marsh Island, Jacksonville Beach, FL 32250.
(8)	Includes options to purchase 599,928 shares exercisable within 60 days of March 31, 2013.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our certificate of incorporation and bylaws to be effective upon the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, all with a par value of $0.01 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of March 31, 2013, we had outstanding 41,558,176 shares of common stock held of record by 71 stockholders, assuming the conversion of all outstanding shares of our preferred stock into an aggregate of 34,857,329 shares of common stock. Pursuant to the terms of our eighth amended and restated certificate of incorporation, our preferred stock will automatically convert into common stock effective upon the closing of this offering. In addition, as of March 31, 2013, 5,000,639 shares of our common stock were subject to outstanding options, 53,568 shares of our common stock were issuable upon the exercise of outstanding warrants to purchase common stock and 378,599 shares of our common stock, on an as-converted basis, were issuable upon the exercise of outstanding warrants to purchase convertible preferred stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the closing of this offering, all currently outstanding shares of preferred stock will convert into shares of our common stock, and there will be no shares of preferred stock outstanding.

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering and the filing of our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to                 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until such time as our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our capital stock as of March 31, 2013.

Class of Stock	Number of Shares of Stock Subject to Warrant	Exercise Price per Share	Expiration Date
Common	53,568	$0.01	See note (1)
Series C Preferred	139,212	$1.08	September 16, 2019
Series D Preferred	220,552	$0.57	October 19, 2020
Series E Preferred	18,835	$4.25	March 28, 2022

(1)	Warrant expires on the earlier of: (a) following the closing of a merger or consolidation of our company with or into, or the sale of all or substantially all of the assets or securities of our company to, another person or entity or (b) one year following the closing of our initial public offering.

Upon the conversion of all of our convertible preferred stock into common stock immediately prior to the completion of this offering, each warrant to purchase shares of our convertible preferred stock will be exercisable for an equivalent number of shares of common stock and will remain exercisable until the expiration date of such warrant.

Registration Rights

As of March 31, 2013, the holders of an aggregate of 39,977,028 shares of our common stock issued or issuable upon conversion of preferred stock are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act of 1933, as amended, or the Securities Act, pursuant to a registration rights agreement by and among us and certain of our stockholders. We refer to these shares collectively as “registrable securities.”

The registration of shares of common stock as a result of the following rights being exercised would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Ordinarily, we will be required to pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

Demand Registration Rights

If at any time after 90 days following the effective date of this offering the holders of at least 55% of the registrable securities then outstanding request in writing that we effect a registration, we may be required to register the offer and sale of their shares. At most, we are obligated to effect three registrations for the holders of registrable securities in response to these demand registration rights. Depending on certain conditions, however, we may defer such registration for up to 90 days. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register the offer and sale of any shares of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If at any time we become entitled under the Securities Act to register our shares on Form S-3 and the holders of at least 5% of the registrable securities then outstanding request in writing that we register their shares for public resale on Form S-3 with an aggregate price to the public of the shares to be registered of at least $500,000, we will be required to effect such registration; provided, however, that if our board of directors determines, in good faith, that such registration would be materially detrimental to us at such time, we may defer the registration for up to 90 days. We are only obligated to effect up to six registrations on Form S-3.

Indemnification

We are obligated to indemnify the selling stockholders and any person who might be deemed to control them in the event of material misstatements or omissions in the registration statement or related violations of law attributable to us. Each selling stockholder is severally and not jointly, obligated to indemnify us, each underwriter, if any, each person who controls us or any underwriter, and each other selling stockholder in the event of material misstatements or omissions in the registration statement attributable to such stockholder. The liability of such selling stockholder shall be limited to an amount equal to the net proceeds to each such selling stockholder.

Voting Rights

Under the provisions of our certificate of incorporation to become effective upon completion of this offering, holders of our common stock are entitled to one vote for each share of common stock held by such holder on any matter submitted to a vote at a meeting of stockholders. Our post-offering certificate of incorporation does not provide cumulative voting rights to holders of our common stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our restated certificate of incorporation and bylaws that will become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws to become effective upon completion of this offering include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, the Chief Executive Officer or the President;

•

establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes — Class I, Class II, and Class III — with each class serving staggered terms; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our restated certificate of incorporation and bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation to become effective upon completion of this offering requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                 .

Listing

We intend to apply to list our common stock for trading on the                  under the trading symbol “            ”.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, based on our shares outstanding as of             , 2013 and assuming no exercises of options and warrants after the such date, a total of              shares of common stock will be outstanding (or shares of our common stock if the underwriters exercise their over-allotment option in full). Of these shares, all shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the effective date of the registration statement of which this prospectus is a part
At various times beginning more than 180 days after the effective date of the registration statement of which this prospectus is a part

In addition, of the              shares of our common stock that were subject to stock options outstanding as of March 31, 2013, options to purchase              shares of common stock were vested as of March 31, 2013 and will be eligible for sale 180 days after the effective date of the registration statement of which this prospectus is a part.

Lock-Up Agreements

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters and subject to certain exceptions, we and they will not, during the period ending 180 days after the effective date of the registration statement of which this prospectus is a part:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•

make a demand for or exercise any right with respect to, registration with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

Morgan Stanley & Co. LLC in its sole discretion may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. The agreements do not contain any pre-established conditions to the waiver by Morgan Stanley & Co. LLC on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

These arrangements are described in the section of this prospectus captioned “Underwriters”.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2013, 5,482,347 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards. All of these shares, however, are subject to the lock-up agreements described above.

Stock Options

As of March 31, 2013, options to purchase an aggregate of 5,000,629 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

Warrants

Upon completion of this offering, warrants entitling holders to purchase an aggregate of 432,167 shares of our common stock (subject to adjustment as provided in the warrants) will remain outstanding. See the section of this prospectus captioned “Description of Capital Stock—Warrants” for additional information. Such shares issued upon exercise of the warrants may be able to be sold after the expiration of the lock-up period described above subject the requirements of Rule 144 described above.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 40,355,627 shares of our common stock (including the shares underlying the warrants described in “—Warrants” above) will be entitled to various rights with respect to the registration of the offer and sale of these shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the applicable registration statement, except for shares purchased by affiliates. See the section of this prospectus captioned “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax considerations to non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of common stock pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Code”)) by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; a person liable for alternative minimum tax; an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes or owners of such entity or arrangement; a person that received such common stock in connection with the performance of services; pension fund or retirement account; a “controlled foreign corporation;” a “passive foreign investment company;” a corporation that accumulates earnings to avoid U.S. federal income tax; or a former citizen or long-term resident of the United States.

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial holder of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section titled “—Disposition of our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business, then the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, but the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States (except to the extent provided in our applicable income tax treaty, which may require that such dividends be attributable to a U.S. permanent establishment in order to be subject to tax as described herein). Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). A non-U.S. holder of shares of common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock

Non-U.S. holders may recognize gain upon the sale, exchange, redemption or other taxable disposition of common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (ii) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

New rules in the Code may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. The legislation potentially imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means (i) any payment of interest, dividends, rents and certain other types of generally passive income if such payment is from sources within the United States, and (ii) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If an investor does not provide us with the information necessary to comply with the legislation, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Withholding on certain passive income, such as dividends and interest, is currently scheduled to begin July 1, 2014. The IRS has issued guidance indicating that withholding with respect to all other withholdable payments will be required after December 31, 2016. Prospective investors should consult their own tax advisers regarding this legislation.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Pacific Crest Securities LLC
Canaccord Genuity Inc.
William Blair & Company, L.L.C.
Needham & Company, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares of common stock from                         .

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the              under the trading symbol “             .”

We, all our directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the effective date of the registration statement of which this prospectus is a part:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus and disclosed in the prospectus;

•

the issuance by us of shares or options to purchase shares of common stock pursuant to our equity plans outstanding on the date of this prospectus and disclosed in the prospectus; provided that the recipients enter into lock-up agreements;

•

the filing by us of a registration statement with the SEC on Form S-8 relating to the offering of securities in accordance with the terms of a plan in effect on the date of this prospectus and described in the prospectus;

•

the entry by us into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by us or our subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement; provided, that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue as described in this bullet point shall not exceed     % of the total number of our shares of common stock issued and outstanding (on an as-converted or as-exercised basis, as the case may be) immediately following the completion of the offering; and provided further, that each recipient of such shares of common stock or securities convertible into or exercisable for common stock shall execute a lock-up agreement;

•

transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) by bona fide gift, (2) by will or intestacy or to any trust for the benefit of such security holder or an immediate family member; (3) as distributions by a trust to its beneficiaries or (4) if the security holder is a corporation, partnership, limited liability company, trust or other business entity (a) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of such security holder or (b) distributions of such shares or common stock into any security convertible or exercisable for common stock to limited partners, limited liability company members or stockholders of such security holder; provided that in each case, each transferee, trustee, donee or distributee shall sign and deliver a lock-up agreement and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period;

•

the transfer by a security holder in connection with the exercise of an option to purchase shares of common stock granted under an employee benefit plan described in this prospectus and outstanding on the date hereof; provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the security holder or us.

In addition, we and each such persons agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the period ending 180 days after the effective date of registration statement of which this prospectus is a part, file, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described in the preceding in whole or in part at any time with or without notice. The agreements do not contain any pre-established conditions to the waiver by Morgan Stanley & Co. LLC on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and expenses.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Washington, D.C. is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2011 and 2012, and for each of the two years in the period ended December 31, 2012 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. If a contract or document has been filed as an exhibit to the registration statement, please see a copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Upon the closing of this offering, we will become subject to the reporting and information requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above. We also maintain a website at www.borderfree.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or accessible through, our website is not a part of this prospectus and the inclusion of the website address in this prospectus is an inactive textual reference only.

BORDERFREE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets—December 31, 2011 and 2012, and March 31, 2013 (unaudited)	F-3
Consolidated Statements of Operations—For the years ended December 31, 2011 and 2012, and for the three months ended March 31, 2012 and 2013 (unaudited)	F-4
Consolidated Statements of Convertible Preferred Stock and Changes in Stockholders’ Deficit—For the years ended December 31, 2011 and 2012, and for the three months ended March 31, 2013 (unaudited)	F-5
Consolidated Statements of Cash Flows—For the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 and 2013 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II—Valuation and Qualifying Accounts	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of BorderFree, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of BorderFree, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

July 18, 2013

New York, New York

BORDERFREE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands except par value and share data)

	At December 31,		At March 31, 2013	Pro forma At March 31, 2013
	2011	2012
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,312	$27,476	$24,209	$24,662
Trade receivables, net of allowances of $23 and $72 at December 31, 2011 and 2012 and $72 at March 31, 2013 (unaudited), respectively	7,609	15,285	13,696	13,696
Short term receivable from sale of business	2,881	877	902	902
Other current assets	1,827	4,704	3,637	3,637

Total current assets	24,629	48,342	42,444	42,897
Restricted cash and deposits	289	317	285	285
Employee rights upon retirement funds	899	1,151	1,016	1,016
Receivable from sale of business	2,349	1,329	1,150	1,150
Property and equipment, net	1,179	4,002	4,311	4,311
Goodwill	—	265	265	265
Intangible assets, net	634	1,656	1,479	1,479

Total assets	$29,979	$57,062	$50,950	$51,403

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Trade payables	$9,919	$16,317	$12,469	$12,469
Deferred revenue	467	793	578	578
Current maturity of long term debt	436	89	84	84
Accrued expenses and other	4,365	10,504	8,141	6,759

Total current liabilities	15,187	27,703	21,272	19,890
Liability for employee rights upon retirement	1,274	1,637	1,481	1,481
Long term debt	123	46	28	28
Other long term liabilities	—	187	187	187

Total liabilities	16,584	29,573	22,968	21,586

Commitments and contingencies—See Note 9
Convertible preferred stock:
Series A, convertible preferred stock, $0.01 par value; 2,108,107 shares authorized; 2,026,605 shares issued and outstanding as of December 31, 2011 and 1,999,438 shares issued and outstanding as of December 31, 2012 and March 31, 2013 (unaudited); no shares issued and outstanding pro forma at March 31, 2013 (unaudited)	7,104	7,004	7,004	—
Series B, convertible preferred stock, $0.01 par value; 2,654,307 shares authorized; 2,413,006 shares issued and outstanding as of December 31, 2011 and 2012 and March 31, 2013 (unaudited); no shares issued and outstanding pro forma at March 31, 2013 (unaudited)	2,573	2,573	2,573	—
Series C, convertible preferred stock, $0.01 par value; 14,400,000 shares authorized; 13,561,039 shares issued and outstanding as of December 31, 2011 and 14,089,918 shares issued and outstanding as of December 31, 2012 and March 31, 2013 (unaudited); no shares issued and outstanding pro forma at March 31, 2013 (unaudited)	13,700	15,095	15,095	—
Series D, convertible preferred stock, $0.01 par value; 9,500,000 shares authorized; 8,822,063 shares issued and outstanding as of December 31, 2011 and 2012 and March 31, 2013 (unaudited); no shares issued and outstanding pro forma at March 31, 2013 (unaudited)	4,859	4,859	4,859	—
Series E, convertible preferred stock, $0.01 par value; 2,942,978 shares authorized; 2,942,978 shares issued and outstanding as of December 31, 2012 and March 31, 2013 (unaudited); no shares issued and outstanding pro forma at March 31, 2013 (unaudited)	—	12,406	12,406	—

Total convertible preferred stock	28,236	41,937	41,937	—

Stockholders’ equity (deficit):
Common stock, $0.01 par value; 46,500,000 authorized as of December 31, 2011 and 49,500,000 shares authorized as of December 31, 2012 and March 31, 2013; 4,721,179, 7,012,930 and 7,100,847 shares issued as of December 31, 2011, December 31, 2012 and March 31, 2013, respectively; 4,321,179, 6,612,930 and 6,700,847 outstanding as of December 31, 2011, December 31, 2012 and March 31, 2013 (unaudited), respectively; 41,958,176 shares issued pro forma and 41,558,176 outstanding pro forma at March 31, 2013 (unaudited)	47	70	71	420
Additional paid in capital	1,824	2,308	2,440	45,410
Notes receivable from stockholders	(146)	(452)	(453)	—
Treasury stock, at cost	(600)	(600)	(600)	(600)
Accumulated equity (deficit)	(15,966)	(15,774)	(15,413)	(15,413)

Total stockholders’ equity (deficit)	(14,841)	(14,448)	(13,955)	29,817

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$29,979	$57,062	$50,950	$51,403

The accompanying notes to consolidated financial statements are an integral part of these statements.

BORDERFREE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except share and per share data)

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Revenue	$36,793	$81,384	$14,917	$25,772
Operating expenses:
Cost of revenue	23,572	55,632	9,922	17,239
Technology and operations	3,943	7,601	1,320	2,182
Research and development	3,370	4,545	864	1,247
Sales and marketing	3,088	5,729	880	2,598
General and administrative	3,989	6,754	1,458	2,268

Total operating expenses	37,962	80,261	14,444	25,534

Income (loss) from operations	(1,169)	1,123	473	238
Gain from sale of business	6,747	—	—	—
Interest and other income, net	352	1,205	250	378
Loss on change in fair value of warrants	(128)	(1,828)	(1,198)	(215)

Income (loss) before income taxes	5,802	500	(475)	401
Provision for income taxes	71	308	24	40

Net income (loss)	5,731	192	(499)	361
Net income attributable to convertible preferred stock	(5,256)	—	—	(303)
Excess consideration paid for convertible preferred stock warrant repurchases	—	(250)	—	—

Net income (loss) attributable to common stockholders—basic	$475	$(58)	$(499)	$58
Undistributed earnings reallocated from convertible preferred stock	83	—	—	27

Net income (loss) attributable to common stockholders—diluted	$558	$(58)	$(499)	$85

Net income (loss) per share attributable to common stockholders:
Basic	$0.17	$(0.01)	$(0.09)	$0.01

Diluted	$0.16	$(0.01)	$(0.09)	$0.01

Weighted average common shares outstanding:
Basic	2,843,457	6,009,506	5,502,312	6,641,953

Diluted	3,397,428	6,009,506	5,502,312	10,895,666

Pro forma net income per share attributable to common stockholders (unaudited):
Basic

Diluted

Pro forma weighted average common shares outstanding (unaudited):
Basic

Diluted

The accompanying notes to consolidated financial statements are an integral part of these statements.

BORDERFREE, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT

(In thousands except share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock		Additional Paid- in Capital	Notes Receivable from Stockholders	Treasury Stock		Accumulated deficit	Total
	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares			Amount	Shares
Balance at January 1, 2011	$7,104	2,026,605	$2,573	2,413,006	$13,700	13,561,039	$4,859	8,822,063			$20	1,998,695	$1,080		$(600)	(400,000)	$(21,697)	$(21,197)
Net income																	5,731	5,731
Exercise of stock options											27	2,722,483	537	$(146)				418
Stock-based compensation													207					207

Balance at December 31, 2011	$7,104	2,026,605	$2,573	2,413,006	$13,700	13,561,039	$4,859	8,822,063			$47	4,721,178	$1,824	$(146)	$(600)	(400,000)	$(15,966)	$(14,841)
Net income																	192	192
Issuance of series E convertible preferred stock, net of issuance cost of $94									$12,406	2,942,978								—
Exercise of stock options											23	2,291,752	411	(301)				133
Accrued interest on notes														(5)				(5)
Exercise of warrants					1,445	575,283												—
Stock-based compensation													323					323
Repurchase of preferred stock	(100)	(27,167)			(50)	(46,404)							(250)					(250)

Balance at December 31, 2012	$7,004	1,999,438	$2,573	2,413,006	$15,095	14,089,918	$4,859	8,822,063	$12,406	2,942,978	$70	7,012,930	$2,308	$(452)	$(600)	(400,000)	$(15,774)	$(14,448)
Net loss (unaudited)																	361	361
Exercise of stock options (unaudited)											1	87,917	24					25
Accrued interest on notes (unaudited)														(1)				(1)
Stock-based compensation (unaudited)													108					108

Balance at March 31, 2013 (unaudited)	$7,004	1,999,438	$2,573	2,413,006	$15,095	14,089,918	$4,859	8,822,063	$12,406	2,942,978	$71	7,100,847	$2,440	$(453)	$(600)	(400,000)	$(15,413)	$(13,955)

The accompanying notes to consolidated financial statements are an integral part of these statements.

BORDERFREE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Cash flows from operating activities
Net income (loss)	$5,731	$192	$(499)	$361
Adjustments to reconcile net income to net cash from operating activities:
Stock-based compensation	207	323	36	108
Loss on change in fair value of warrants	128	1,828	1,198	215
Depreciation and amortization	458	1,444	203	566
Loss (gain) on sale of property and equipment	33	(2)	(2)	—
Loss (gain) on employee rights upon retirement funds	153	(33)	—	—
Gain from sale of business	(6,747)	—	—	—
Interest income on notes receivable from stockholders	—	(5)	(5)	(1)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(3,502)	(7,676)	92	1,589
(Increase) decrease in other current assets	(1,376)	(2,877)	(339)	1,067
Increase (decrease) in trade payables	5,234	6,398	(2,929)	(3,848)
Increase (decrease) in accrued expenses and other	2,389	5,978	631	(2,806)
Increase (decrease) in liability for employee rights upon retirement	—	363	80	(143)

Net cash provided by (used in) operating activities	2,708	5,933	(1,534)	(2,892)

Cash flows from investing activities
Restricted cash and deposits	(133)	(28)	(28)	25
Purchase of property and equipment	(683)	(1,874)	(63)	(147)
Acquired business	—	(2,000)	(2,000)	—
Capitalized internal use software	—	(1,680)	(68)	(544)
Amounts funded in respect of employee rights upon retirement, net	(94)	(219)	(61)	135
Payment for intangible asset	(120)	(58)	—	—
Proceeds from sale of business	1,517	3,025	1,010	154

Net cash provided by (used in) investing activities	487	(2,834)	(1,210)	(377)

Cash flows from financing activities
Issuance of convertible preferred stock, net of issuance costs	—	12,406	—	—
Proceeds from exercise of stock options	418	133	—	25
Proceeds from exercise of warrants	—	350	—	—
Repurchase of convertible preferred stock	—	(400)	(400)	—
Repurchase of convertible preferred stock warrants	(32)	—	—	—
Proceeds from line of credit	—	2,000	2,000	—
Repayment of long term debt	(727)	(2,364)	(179)	(5)
Payments of capital leases	(54)	(60)	(23)	(18)

Net cash provided by (used in) financing activities	(395)	12,065	1,398	2

Increase (decrease) in cash and cash equivalents	2,800	15,164	(1,346)	(3,267)
Balance of cash and cash equivalents at beginning of period	9,512	12,312	12,312	27,476

Balance of cash and cash equivalents at end of period	$12,312	$27,476	$10,966	$24,209

Supplemental disclosure of cash flow information:
Cash paid for interest	$100	$39	$9	$5
Cash paid for taxes	$167	$377	$24	$77
Property and equipment financed under capital leases	$188	$—	$—	$—
Non-cash capital expenditures	$62	$—	$—	$—

The accompanying notes to consolidated financial statements are an integral part of these statements.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Description of Business

Borderfree, Inc. (the “Company” or “Borderfree”), formerly known as FiftyOne, Inc., was incorporated on November 3, 1999 and commenced operations on January 1, 2000. The Company is a market leader in international cross-border ecommerce, operating a proprietary technology and services platform to enable U.S. retailers to transact with international shoppers, which the Company refers to as consumers, in more than 100 countries and territories worldwide. The retailers and brands, which the Company refers to as their customers, that integrate the Company’s solution use the highly scalable Borderfree platform to develop a seamless global ecommerce business across web, mobile and in-store channels. Borderfree manages all aspects of the international shopping experience, including site localization, multi-currency pricing, payment processing, fraud management, landed cost calculation, customs clearance and brokerage, and global logistics services while maintaining the integrity of the Company’s customers’ brand and consumer experience.

During 2012, the Company acquired certain assets of the Canada Post—Borderfree business unit (“CPBF”) of Canada Post Corporation (“Canada Post”) (see Note 2).

Evaluation of Subsequent Events

The Company has evaluated subsequent events through July 18, 2013, the date the consolidated financial statements were issued. There were no subsequent events that have occurred through July 18, 2013 which have not already been reflected in these financial statements and/or disclosed in the notes to these financial statements.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet as of March 31, 2013 reflects (i) the conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 34,857,329 shares of common stock which will occur upon the completion of the proposed initial public offering, (ii) the conversion of all outstanding warrants to purchase shares of the Company’s convertible preferred stock into warrants to purchase an aggregate of 378,599 shares of common stock which will occur upon completion of the proposed initial public offering and (iii) the repayment of notes receivable from stockholders of the Company, which will occur immediately prior to the first public filing of the registration statement for the proposed public offering.

The unaudited pro forma basic and diluted net income per share has been computed to give effect to the automatic conversion of the Company’s convertible preferred stock into common stock in connection with the initial public offering and potential impact of dilutive securities including outstanding warrants and stock options. The dilutive effect of outstanding warrants and stock options is reflected in pro forma diluted earnings per share using the treasury stock method.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2013, the consolidated statements of operations and consolidated statements of cash flows for the three months ended March 31, 2012 and 2013, and the consolidated statement of convertible preferred stock and changes in stockholders’ deficit for the three months ended March 31, 2013 are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2013 and the results of its operations and its cash flows for the three months ended March 31, 2012 and 2013. The consolidated financial data and other information disclosed in these notes related to the three months ended March 31, 2012 and 2013 are also unaudited. The results for the three months ended March 31, 2013 are not necessarily indicative of results to be expected for the year ending December 31, 2013 or for any other interim periods or future year.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Accounting Principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries which include Borderfree Canada, Inc., FiftyOne China, Co., Ltd., Borderfree Research and Development Ltd. (organized in Israel) and Borderfree Limited (organized in Ireland). Intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates in Preparation of the Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions made by management include the determination of the receivable related to the sale of the Global Settlements Services (“GSS”) business (see Note 14), fair value of stock options, valuation of goodwill and intangible assets, useful lives associated with depreciation and amortization of intangible assets, warrant liability, certain components of the income tax provisions, including valuation allowances on the Company’s deferred tax assets, and accruals for refunds and chargebacks. The Company bases estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could vary from those estimates.

Functional Currency and Translation

The functional currency of the Company and its subsidiaries is the U.S. dollar (“dollar”).

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the average exchange rates during the period are used. Depreciation, amortization and other changes deriving from non-monetary items are based on historical exchange rates. The resulting transaction gains or losses are recorded within interest and other income (expense), net, on the consolidated statements of operations.

The transaction gains and losses for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 and 2013 were not significant.

Cash and Cash Equivalents

The Company considers all highly-liquid investments, which include short term bank deposits with original maturities of less than three months that are not restricted to withdrawal or use, to be cash equivalents. Cash and cash equivalents amounted to $12.3 million, $27.5 million and $24.2 million at December 31, 2011 and 2012 and at March 31, 2013, respectively. Cash amounts held in foreign bank accounts amounted to $2.1 million, $1.9 million and $3.0 million at December 31, 2011 and 2012 and at March 31, 2013, respectively. The majority of these amounts are in excess of government deposit insurance.

Restricted cash and deposits represent amounts held as collateral for a long term lease and as collateral for credit.

Trade Receivables and Allowance for Doubtful Accounts

Trade receivables are carried at their original invoice amounts less an allowance for doubtful accounts based on estimated losses resulting from the inability or unwillingness of customers to make required payments. The

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Company determines the allowance for doubtful accounts by considering a number of factors, including the length of time trade receivables are past due, its previous loss history, the customer’s current ability to pay its obligation and the condition of the general economy and the industry as a whole. Unanticipated events and circumstances may occur that affect the accuracy or validity of such assumptions, estimates or actual results.

Employee Rights Upon Retirement

The Company is obligated to make pension and severance liability contributions for the benefit of certain Israeli employees based on labor laws in Israel, subject to certain conditions. The Company’s liability is fully provided for by regular deposits to funds administered by financial institutions and by an accrual for the amount of the liability which has not yet been deposited.

Pension and severance expenses for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 and 2013 were $0.4 million, $0.5 million, $0.1 million and $0.2 million, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets less estimated residual value, if any.

Estimated useful lives for property and equipment are as follows: (1) computer and peripheral equipment, three to five years; (2) furniture and office equipment, five to sixteen years; and (3) leasehold improvements, over the term of the lease or expected useful life of the improvement, whichever is shorter.

Repairs and maintenance costs are expensed as incurred; major renewals or betterments are capitalized.

Internal Use Software

The Company accounts for the cost of computer software developed for internal use by capitalizing qualifying costs which are incurred during the development stage. Capitalized internal use software is included in property and equipment, net and is amortized straight-line over the expected period of benefit, which is three years, beginning when the software is ready for its intended use. Amortization expense related to capitalized internal use software costs is included in technology and operations. During the year ended December 31, 2012 and the three months ended March 31, 2013, $1.7 million and $0.5 million of internal use software was capitalized, respectively and $0.1 million and $0.1 million was amortized, respectively.

Acquisitions

Acquired businesses are accounted for using the acquisition method of accounting which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Related transaction costs are expenses as incurred. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill.

Goodwill, Long-Lived Intangible Assets and Impairment

Goodwill represents the excess of the cost of net assets acquired in business combinations over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. As of December 31, 2012, the Company has a single reporting unit. Goodwill is not amortized. As required under

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

GAAP, goodwill and indefinite-lived intangibles are reviewed for impairment annually, for the Company as of October 1, or more frequently whenever events or changes indicate that the carrying value of an asset may not be recoverable. These events or circumstances could include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of significant assets. The testing of goodwill and indefinite-lived intangible assets for impairment involves significant use of judgment and assumptions in the determination of fair market value.

In September 2011, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative impairment testing of goodwill. The Company adopted this newly issued authoritative guidance effective January 1, 2012. Among the factors included in the qualitative assessment were general economic conditions and the competitive environment, actual and expected financial performance, including consideration of the Company’s revenue growth and improved operating results year-over-year, forward-looking business measurements, external market conditions and other relevant entity-specific events. Based on the results of the qualitative assessment, the Company concluded that performance of the two-step quantitative impairment test was not necessary. The goodwill on the balance sheet is related to the 2012 acquisition of CPBF. There were no impairments of goodwill in any of the periods presented in the consolidated financial statements.

Long-lived assets include property and equipment and long-lived amortizable intangible assets, such as customer relationships, technology, patent rights costs and intellectual property license. The Company amortizes customer relationships and technology over their estimated useful lives, which range from one to eight years, based on the pattern over which the Company expects to consume the economic benefit of each asset, which in general reflects the expected cash flow from each asset. The Company amortizes patent rights costs and intellectual property license over their useful lives, which range from four to twenty years, on a straight-line basis, as the pattern of consumption of the economic benefit of the asset cannot be reliably determined. The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of assets. To evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value.

If the carrying value exceeds the sum of the expected undiscounted cash flows, an impairment loss on the long-lived asset to be held and used is recognized based on the excess of the asset’s carrying value over its fair value, determined based on discounted cash flows. Long-lived assets to be disposed of are reported at the lower of carrying value or fair value less cost to sell. There were no impairments of long-lived assets or amortizable intangible assets in any of the periods presented in the consolidated financial statements.

Operating and Capital Leases

The Company leases furniture and computer equipment under capital lease agreements. Assets acquired under capital leases are amortized over the shorter of the remaining lease term or estimated useful life net of any residual value.

Revenue Recognition

Revenue is recognized when the following conditions are satisfied: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred, title has transferred or services are rendered; (3) price is fixed or determinable; and (4) collectability is reasonably assured.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Global ecommerce services revenue includes a fee paid to the Company by their customers based on a percentage of their customer’s total gross international sales revenue processed through the Company’s platform, as well as a fee paid by the consumer related to foreign exchange and other transactional services, including parcel protection.

Fulfillment services revenue is paid by the consumer for international shipping, handling and other global logistics services.

Multi-currency services revenue includes a fee earned from customers who utilized the Company’s foreign exchange settlement solution (see Note 14).

Revenue derived from the Company’s customers is recognized upon the delivery of the agreed upon service to the customer. Revenue related to fulfillment services, foreign exchange and other transactional services, including parcel protection, is recognized upon delivery when the risk of loss is transferred to the consumer.

The Company evaluates whether it is appropriate to record revenue on a gross or net basis. When making this evaluation, the Company considers if it is primarily obligated in a transaction, is subject to inventory risk with respect to markdowns and obsolescence, and has latitude in establishing prices or selecting suppliers, among other factors. When several, but not all of these indicators are not present, revenue is recorded on a net basis. With the exception of fulfillment services revenue, the Company records all revenue on a net basis. The Company entered into new fulfillment arrangements with their logistic providers during the first quarter of 2011. Pursuant to these arrangements, the Company acts as the primary obligor to the consumer and the Company has latitude in establishing pricing and selecting suppliers, among other factors. As a result, the Company began reporting fulfillment services revenue and fulfillment costs on a gross basis during the first quarter of 2011.

The Company evaluates transactions with customers and consumers for multi-element arrangements and determined that there is a single unit of accounting for each transaction. Revenue is therefore recorded upon the final deliverable being satisfied with the customer or consumer.

Billings received in advance for services are deferred and recognized as revenue when the conditions noted above are satisfied.

The following table summarizes revenue (in thousands):

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Global ecommerce services	$16,590	$35,044	$5,965	$11,293
Fulfillment services	16,882	46,340	8,952	14,479
Multi-currency services	3,321	—	—	—

Revenue	$36,793	$81,384	$14,917	$25,772

No individual customer accounted for more than 10% of revenue for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013. The Company’s top 10 customers accounted for more than 57% of global ecommerce revenue for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Cost of Revenue

Cost of revenue consists primarily of fulfillment costs, as well as payment processing costs, transaction processing personnel salaries and benefits (fraud prevention, logistics and client service), foreign exchange gain (loss), depreciation expenses for hardware, allocated overhead, and allowances related to consumer fraud, charge backs, parcel losses and other consumer service costs. Fulfillment costs and payment processing costs are driven by the sales generated by the Company’s customers using the Borderfree platform and the related gross merchandise volume. Specifically, fulfillment costs include international shipping, handling and other costs associated with delivering global logistics services. Payment processing costs include fees paid to credit card and other payment providers for processing consumer payments. Foreign exchange gain (loss) relates to expenses associated with managing the conversion of foreign denominated currencies into dollars. The Company assumes the customer’s risk of loss and incurs direct costs related to consumer fraud, chargebacks, parcel losses and other consumer service costs. These costs are provided for at the same time the related revenue is recognized based on historical experience. The Company does not record revenue for the retail value of the customer’s products sold.

Research and Development

Research and development expenses consist primarily of personnel and related expenses for the Company’s product development and research and development staff including salaries, benefits, bonuses and stock-based compensation; the cost of certain third-party contractors; and depreciation expenses for hardware and allocated overhead.

Research and development costs, excluding qualifying costs which are capitalized, are charged to expense as incurred.

Advertising

Advertising costs are charged to expense as incurred and approximated $0.2 million, $0.3 million, $0 and $0.1 million for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 and 2013, respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash, cash equivalents, trade receivables and payables, and credit facility, approximate fair value, due to their short maturities or the fact that the interest rate of the revolving credit facility is based upon current market rates. The receivable from the sale of the Global Settlement Service business (see Note 14) was initially recorded based on estimated fair value and management does not believe that changes to the underlying assumptions used since March 2011 would result in a material change to fair value on the remaining balance as of the balance sheet dates.

The fair value framework under the FASB guidance requires the categorization of assets and liabilities into three levels based upon the assumptions used to measure the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing assets and liabilities under the fair value measurement requirements are as follows:

•	Level 1: Fair value measurement of the asset or liability using observable inputs such as quoted prices in active markets for identical assets or liabilities;

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

•

Level 2: Fair value measurement of the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•	Level 3: Fair value measurement of the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

During the years ended December 31, 2011 and 2012 there were no transfers between the Company’s Level 1, Level 2 and Level 3.

The following table summarizes those assets and liabilities measured at fair value on a recurring basis as of December 31 (in thousands):

	2011
	Total	Level 1	Level 2	Level 3
Assets:
Forward currency contracts	$52	$—	$52	$—

	$52	$—	$52	$—

Liabilities:
Warrant liabilities	$434	$—	$—	$434
Forward currency contracts	51	—	51	—

	$485	$—	$51	$434

	2012
	Total	Level 1	Level 2	Level 3
Assets:
Forward currency contracts	$26	$—	$26	$—

	$26	$—	$26	$—

Liabilities:
Warrant liabilities	$1,167	$—	$—	$1,167
Forward currency contracts	17	—	17	—

	$1,184	$—	$17	$1,167

The following table summarizes those assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 (in thousands):

	Total	Level 1	Level 2	Level 3
		(Unaudited)
Liabilities:
Warrant liabilities	$1,382	$—	$—	$1,382

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

The following table reflects the activity for the Company’s classes of liabilities measured at fair value using Level 3 inputs (in thousands):

Balance at January 1, 2011	$338
Repurchase of convertible preferred stock warrant	(32)
Loss on change in fair value of warrants	128

Balance as of December 31, 2011	434

Loss on change in fair value of warrants	1,828
Exercise of warrants	(1,095)

Balance as of December 31, 2012	$1,167
Loss on change in fair value of warrants (unaudited)	215

Balance as of March 31, 2013 (unaudited)	$1,382

During 2011, the Company estimated the fair value of the warrant liabilities utilizing an option pricing model, which is dependent upon several variables such as the remaining contractual term, expected volatility of the Company’s stock price over the expected warrant term, expected risk-free interest rate over the expected warrant term, and the expected dividend yield over the expected warrant term. The expected volatility is based on historical volatility of 80%. The risk-free interest rate is based on the U.S. Treasury yields with terms equivalent to the expected term of the related warrant at the valuation date. The dividend yield is based on historical and projected dividend yields of 0%.

Beginning in 2012, the Company began using a methodology for estimating the fair value of the warrant liabilities based on an allocation of the total equity fair value to the various classes of securities in the Company’s equity structure. This method provides an estimate of fair value based upon the equity holders’ respective share of the value of a series of call options on the equity. The value of the call option is determined using the Black Scholes option pricing model, based on the fair value of the underlying equity and other assumptions. These included at December 31, 2012 expected volatility of 35%, a risk free interest rate of 0.2%, time to maturity based upon an expected future liquidity event of one year and no expected dividend yield. While the Company believes these estimates are reasonable, the fair value could be different if a higher expected volatility was used, or if the expected dividend yield increased.

The estimated fair value of certain financial instruments, including cash and cash equivalents and current liabilities, are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Forward Currency Contracts

Forward currency contracts are recognized as assets or liabilities and are measured at fair value.

Gains and losses on forward currency contracts that are hedging forecasted transactions or cash flows, that are to be received or paid in multiple currencies, are recognized in cost of revenue as they are deemed not to be effective hedges. Open contracts are marked to market based upon the current forward contract rate at the end of each period.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Gains and losses on forward currency contracts for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 were not significant. There were no open contracts for the three months ended March 31, 2013.

Income Taxes

The Company is subject to income taxes in both the United States and various foreign jurisdictions. As a global taxpayer, significant judgments and estimates are required in determining the provision for income taxes on earnings. Income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid.

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply in the years in which the differences are expected to be recovered and settled. The effect on deferred taxes due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date. Deferred tax assets are recognized only when it is probable that such assets will be utilized in the future against taxable income, and reduced by a valuation allowance to the extent the Company believes a portion will not be realized.

The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including the cumulative earnings experience and expectations of future taxable income, the carry forward periods available to the Company for tax reporting purposes and other relevant factors. In evaluating the ability to recover deferred tax assets, the Company considered available positive and negative evidence, giving greater weight to recent cumulative losses, and lesser weight to projected financial results due to the challenges of forecasting future periods. Due to the uncertainty surrounding the Company’s ability to recognize the reversal of temporary differences, the Company determined that such deferred tax assets are not more-likely-than-not realizable, thus a full valuation allowance has been established.

The Company recognizes benefits associated with an uncertain tax position in its financial statements on the basis of a two-step process whereby (1) the Company determines, based on the technical merits of the position, it is more-likely-than-not that the tax position will be sustainable upon audit and (2) those tax positions that meet the more-likely-than-not threshold are recognized at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. This involves the identification of potential uncertain tax positions and the evaluation of tax law and an assessment of whether a liability for each uncertain tax position is necessary. The Company records interest expense and penalties on uncertain tax positions as part of income tax expense. Interest expense and penalties were $0 for the years ended December 31, 2011 and 2012.

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions.

At December 31, 2012, the Company had federal net operating loss carryforwards of $12.4 million and state net operating loss carryforwards of $4.8 million. The federal and state net operating loss carryforwards are subject to limitations of the Internal Revenue Code and applicable state tax law. If not utilized, a portion of the federal and state net operating loss carryforwards will begin to expire in 2023.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

As of December 31, 2012 and March 31, 2013, there are no ongoing federal, state or local examinations.

Stock-based Compensation

The fair value of each option granted from various stock option and grant plans was estimated on the date of grant using the Black-Scholes option pricing model. Using this model, fair value is calculated based on assumptions with respect to (1) expected volatility, (2) the expected term of the award, which for options is the period of time over which employees and directors are expected to hold their options prior to exercise, (3) expected dividend yield, (4) a risk-free interest rate and (5) estimated fair value of the underlying equity instrument.

In determining the fair value of stock-based awards, the Company used the average volatility of similar publicly traded companies to determine the expected volatility. The expected term of options has been determined using the simplified method which uses the midpoint between the vesting date and the end of the contractual term. The expected term of options for the years ended December 31, 2011 and 2012 was 6.25 years. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying any in the foreseeable future. The risk-free interest rate for periods within the expected life of an award, as applicable, is based on quoted U.S. Treasury rates for securities with maturities approximating the expected term.

These assumptions represent our best estimates, based on management’s judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, stock-based compensation recorded for future awards may differ materially from that recorded for awards granted previously.

Once the Company has determined the estimated fair value of stock-based awards, the Company recognizes the portion of that value that is ultimately expected to vest, taking estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the accelerated method based on the multiple-option award approach. The Company estimates forfeitures based upon historical experience and, at each period, review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change. If our actual forfeiture rate is materially less than the estimate, our stock-based compensation expense could be significantly understated from what we have recorded in the current period and we may be required to record additional expense.

Warrants

Warrants that are exercisable into the Company’s convertible preferred stock are treated as liabilities and are marked to fair value at each balance sheet date. The fair value of each warrant issued by the Company was determined by using the Black-Scholes option pricing model. The corresponding warrant liability is recorded within current liabilities as the warrants are fully vested. The change in the liability for the warrants is reflected in the consolidated statements of operations.

Warrants that are exercisable into the Company’s common stock have been classified in additional paid-in capital within stockholders’ deficit.

Treasury Stock

Treasury stock is presented as a reduction of stockholders’ deficit at the amount paid by the Company to repurchase common stock.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Net income (loss) Per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s convertible preferred stock contractually entitle the holders of such shares to participate in dividends, but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, the two-class method does not apply for periods in which the Company reports a net loss or a net loss attributable to common stockholders resulting from dividends, accretion or modifications to its convertible preferred stock. The Company reported a net loss attributable to common stockholders for the year ended December 31, 2012 and for the three months ended March 31, 2012.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities, including outstanding common stock options, convertible preferred stock and warrants to purchase common stock and convertible preferred stock. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares, including potential dilutive common shares assuming the dilutive effect of outstanding common stock options, convertible preferred stock and warrants to purchase common stock and convertible preferred stock. For periods in which the Company has reported net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders for the year ended December 31, 2012 and for the three months ended March 31, 2012.

Segment Data

The Company identifies operating segments as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and performance assessment. The Company defines the term “chief operating decision maker” to be its chief executive officer. The Company has determined it operates in one operating segment and one reportable segment, international cross-border ecommerce, as its chief operating decision maker reviews financial information presented on only a consolidated basis for purposes of allocating resources and evaluating financial performance.

Comprehensive Income (loss)

Comprehensive income (loss) includes certain changes in stockholders’ deficit that are excluded from net income such as cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. The Company’s net income equals comprehensive income for the years ended December 31, 2011 and 2012.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

In July 2012, the FASB issued accounting guidance on the testing of indefinite-lived intangible assets for impairment. The guidance allows entities to first perform a qualitative assessment to determine the likelihood of impairment for an indefinite-lived intangible asset and whether it is necessary to perform the quantitative impairment assessment currently required. The new accounting rules were effective for the Company on January 1, 2013 and did not have a material effect on the Company’s financial condition or results of operations.

In February 2013, the FASB issued accounting guidance on the reporting of reclassification out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross reference to other disclosures that provide additional detail about the reclassification amount is required. The new accounting rules were effective for the Company on January 1, 2013 and did not have a material effect on the Company’s financial condition or results of operations.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 2—Acquisition

On March 1, 2012, the Company acquired certain assets of CPBF for $2.0 million in cash. The transaction has been accounted for as a purchase of a business. The acquisition of CPBF expanded the Company’s merchant base and resulting sales volumes, and further optimized the Company’s fulfillment process by leveraging the infrastructure, service levels and cost structure of Canada Post’s logistics model. The acquired assets, after adjustments to reflect fair market values assigned to assets purchased from CPBF, have been included in the Company’s consolidated financial statements from the date of acquisition. Since the date of acquisition, CPBF had revenue of approximately $5.9 million for the year ended December 31, 2012. Pro forma information has not been provided, as the impact to prior periods is immaterial.

The following table summarizes the fair values of the assets acquired as of the date of the acquisition and the amounts assigned to goodwill and intangible asset classifications (in thousands):

Property and equipment	$65
Goodwill	265
Amortizable intangible assets	1,670

Total assets acquired	$2,000

The amounts assigned to goodwill and major intangible asset classifications, all of which are tax deductible, for the CPBF acquisition are as follows (in thousands):

		Amortization Period (Years)
Goodwill	$265	N/A
Customer relationships	1,180	8.0
Technology	490	1.0

	$1,935

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2—Acquisition (Continued)

Goodwill recorded in connection with the acquisition was primarily attributable to the acquired workforce and the synergies expected to arise when the business is combined with the Company’s operations.

Note 3—Trade Receivables

Trade receivables, net of allowances of $23 thousand, $72 thousand and $72 thousand at December 31, 2011 and 2012, and March 31, 2013, respectively, consisted of the following (in thousands):

	At December 31,		At March 31, 2013
	2011	2012
			(Unaudited)
Consumers	$—	$709	$537
Credit Cards	2,179	3,749	5,088
Merchants	5,430	10,827	8,071

	$7,609	$15,285	$13,696

Note 4—Other Current Assets

Other current assets consisted of the following (in thousands):

	At December 31,		At March 31, 2013
	2011	2012
			(Unaudited)
Advance payments to payment processors	$1,196	$3,876	$2,587
Other	631	828	1,050

	$1,827	$4,704	$3,637

Note 5—Property and Equipment

Property and equipment consisted of the following (in thousands):

	At December 31,		At March 31, 2013
	2011	2012
			(Unaudited)
Computer and peripheral equipment	$2,402	$3,773	$3,911
Internal use software	—	1,680	2,224
Furniture and office equipment	355	709	709
Leasehold improvement	167	381	387

Total property and equipment	2,924	6,543	7,231
Less: Accumulated depreciation and amortization	(1,745)	(2,541)	(2,920)

Property and equipment, net	$1,179	$4,002	$4,311

Depreciation expense, which includes amortization of assets under capital leases and software development costs, for the years ended December 31, 2011 and 2012, and for the three months ended March 31, 2012 and

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Property and Equipment (Continued)

2013, was $0.3 million, $0.8 million, $0.2 million and $0.4 million, respectively. Amortization expense of software development costs for the year ended December 31, 2012 and the three months ended March 31, 2013 was $0.1 million and $0.1 million, respectively.

Note 6—Goodwill and Intangibles

The gross carrying amount of goodwill as of December 31, 2012 and March 31, 2013 is $0.3 million and is related to the acquisition in Note 2.

The following table provides the gross carrying amount, accumulated amortization and net carrying amount for each major class of long-lived amortizable intangible assets (in thousands):

		At December 31,						At March 31, 2013
		2011			2012			(unaudited)
	Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	10	$752	$(118)	$634	$752	$(234)	$518	$752	$(260)	$492
Customer relationships	8	—	—	—	1,180	(205)	975	1,180	(255)	925
Technology	1	—	—	—	490	(327)	163	490	(428)	62

Total intangible assets		$752	$(118)	$634	$2,422	$(766)	$1,656	$2,422	$(943)	$1,479

Amortization expense corresponding to the long-lived amortizable intangible assets for the years ended December 31, 2011 and 2012, and for the three months ended March 31, 2012 and 2013, was $0.1 million, $0.6 million, $0.1 million and $0.2 million, respectively.

The estimated aggregate amortization expense for each of the next five years and thereafter will approximate $0.5 million in 2013, $0.3 million in 2014, $0.3 million in 2015, $0.2 million in 2016, $0.2 million in 2017 and $0.2 million thereafter.

In April 2010, DE Technologies, Inc. filed in U.S. District Court, Eastern District of Texas, an action against the Company and other defendants alleging that certain of its services infringed on DE Technologies’ process patents which claimed to cover several global e-commerce aspects, including, extending the ecommerce operations of merchants into markets outside the United States.

In December 2010, the Company and DE Technologies entered into a settlement and patent licensing agreement whereby the Company was granted a non-exclusive, world-wide, royalty-free license to practice and use, or otherwise operate certain portions of the licensed intellectual property of DE Technologies. under certain conditions. Under the terms of the agreement, the lawsuit previously filed was dismissed, and the Company paid $0.5 million as a licensing fee for the use of the patent and intellectual property. The Company paid an additional $0.2 million licensing fee due in three installments over an 18 month period ending June 30, 2012. The agreement also obligates the Company to an additional contingent payment of $0.2 million if the Company imports into the United States goods from certain foreign destinations. The Company has concluded that the likelihood of this contingent payment being incurred is only reasonably possible, and has therefore not accrued any additional liabilities as of March 31, 2013.

The Company allocated the payments between intangible assets and litigation expense based on the residual value method. The Company performed a discounted cash flow analysis of the future cash flows derived from the

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6—Goodwill and Intangibles (Continued)

use of the intellectual property license. The fair value calculated of the intellectual property license exceeded the value of the payments resulting in the entire amount being recognized as an intangible asset.

An intangible asset of $0.7 million was capitalized by the Company in 2010 and is being amortized over a useful life of seven years, consistent with the term of the licensing agreement.

Note 7—Accrued Expenses and Other

Accrued expenses and other consisted of the following (in thousands):

	At December 31,		At March 31, 2013
	2011	2012
			(Unaudited)
Fulfillment, duty and VAT costs	$2,171	$5,549	$2,159
Compensation	1,422	2,900	2,288
Warrant liability	434	1,167	1,382
Other	338	888	2,312

	$4,365	$10,504	$8,141

Note 8—Long Term Debt and Revolving Credit Facility

Long term debt is summarized as follows (in thousands):

	At December 31,		At March 31, 2013
	2011	2012
			(Unaudited)
Term loan	$364	$—	$—
Lease commitments—See Note 9	195	135	112

	559	135	112

Current maturities of term loan	(364)	—	—
Current maturities of lease commitment	(72)	(89)	(84)

Long term debt	$123	$46	$28

In September 2009, the Company entered into a loan and security agreement (“credit facility”) with Silicon Valley Bank (“SVB”) that provided up to $2.0 million aggregate principal amount of term loan borrowings and accrued interest at a fixed rate of 8%. The principal and interest with respect to such term loan borrowings was payable ratably over a 33 month period and the term loan borrowings matured in June 2012.

In October 2010, the credit facility was amended to provide for up to $5.0 million aggregate principal amount of revolver borrowings. Interest on such revolver borrowings accrued at a rate of SVB’s prime rate plus 1%. The credit facility was amended in May 2011 to increase the maximum aggregate principal amount of revolver borrowings to $8.0 million.

The credit facility was further amended in March 2012 to provide for $6.0 million aggregate principal amount of revolver borrowings and $3.0 million for letters of credit and foreign exchange sublimit reserves. There were no revolver borrowings and there was $2.6 million letters of credit and foreign exchange sub-limit reserves outstanding as of March 31, 2013.

Interest expense for the years ended December 31, 2011 and 2012, and for the three months ended March 31, 2012 and 2013, was $0.1 million, $0.1 million, $9 thousand and $5 thousand, respectively.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Long Term Debt and Revolving Credit Facility (Continued)

At March 31, 2013, the Company was in compliance with the terms and covenants of the credit facility. Financial covenants include maintenance of an adjusted quick ratio, defined as the ratio of current assets to current liabilities minus the current portion of deferred revenue, of at least 1.25 to 1.00 and a minimum net income. The Company’s obligations under the credit facility are secured by substantially all of the Company’s assets.

On April 18, 2013, the Company amended and restated the credit facility. Pursuant to the amended and restated credit facility the Company can incur revolver borrowings up to the lesser of $12.0 million and a borrowing base equal to 80% of eligible accounts receivable. In addition, the Company has a $6.0 million non-formula based availability during the fourth quarter retail holiday season. Any outstanding borrowings must be repaid at the April 26, 2014 maturity. Interest accrues at a floating rate equal to SVB’s prime rate plus 1.0% and is payable monthly.

Note 9—Commitments and Contingencies

The Company leases all of its office space under non-cancellable operating lease agreements. These leases generally have initial periods of three to seven years and contain provisions for renewal options, sublease and payment of real estate taxes and common area charges. The Company also leases vehicles and certain furniture and equipment. Rent expense for all operating leases, net of sublease rental income, for the years ended December 31, 2011 and 2012, and for the three months ended March 31, 2012 and 2013, was $0.7 million, $1.0 million, $0.1 million and $0.2 million, respectively.

Aggregate future minimum lease payments for operating leases at December 31, 2012 are $0.9 million in 2013, $1.2 million in 2014, $1.3 million in 2015, $1.2 million in 2016, $1.1 million in 2017 and $3.2 million thereafter.

In January 2011, the Company entered into three year capital lease agreements for the purchase of computer hardware and infrastructure for a new offsite data recovery center. The total value of the computer hardware and infrastructure which remains the property of the Company upon termination is approximately $0.1 million.

During 2012, the Company entered into a sublease related to a certain operating lease. The Company recognized sublease income of $0.1 million in 2012. Future minimum lease payments for operating leases of $8.8 million have been reduced by future minimum sublease rental income of approximately $0.8 million.

Capital lease obligations are as follows (in thousands):

	At December 31,		At March 31, 2013
	2011	2012
			(Unaudited)
Gross capital lease obligations	$235	$152	$124
Less: imputed interest	(40)	(17)	(12)

Present value of net minimum lease payments	195	135	112
Less: current portion of capital lease obligation	(72)	(89)	(84)

Total long term capital lease obligations	$123	$46	$28

Minimum payments under current capital leases for the next five years are as follows: $0.1 million in 2013, $35 thousand in 2014, $14 thousand in 2015 and $0 in 2016 and 2017.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9—Commitments and Contingencies (Continued)

Included in the consolidated balance sheet at December 31, 2012 under property and equipment are costs and accumulated depreciation subject to capitalized leases of $0.3 million and $0.1 million, respectively. Included in the consolidated balance sheet at December 31, 2011 under property and equipment are costs and accumulated depreciation subject to capitalized leases of $0.3 million and $0.1 million, respectively.

The capitalized leases carry interest rates of 1.48% and 0.83% and mature in 2014 and 2015, respectively.

The Company is subject to various claims, charges, disputes and litigation that have arisen in the ordinary course of business. Although there can be no assurance in this regard, the Company does not believe these other matters will have a material adverse effect on the Company’s results of operations, cash flows or its financial condition.

Note 10—Convertible Preferred Stock

The Company issued 2,026,605 shares of Series A convertible preferred stock (“Series A Preferred Stock”) in September 2000, issued 2,413,006 shares of Series B convertible preferred stock (“Series B Preferred Stock”) in July 2002, issued a total of 13,561,039 shares of Series C convertible preferred stock (“Series C Preferred Stock”) in December 2003 and May 2004, issued 8,822,063 shares of Series D convertible preferred stock (“Series D Preferred Stock”) in April 2010 and issued 2,942,978 shares of Series E convertible preferred stock (“Series E Preferred Stock”) in June 2012 (collectively, “Preferred Stock”). The Preferred Stock has a $0.01 par value.

The Company repurchased a portion of the Series A Preferred Stock and a portion of the Series C Preferred Stock for an aggregate purchase price of $0.4 million in February 2012.

Preferred Stock consisted of the following shares:

	At December 31, 2011			At December 31, 2012			At March 31, 2013
	Authorized	Issued and outstanding	Common shares issuable upon conversion	Authorized	Issued and outstanding	Common shares issuable upon conversion	Authorized	Issued and outstanding	Common shares issuable upon conversion
							(Unaudited)
Series A	2,108,107	2,026,605	6,682,171	2,108,107	1,999,438	6,589,364	2,108,107	1,999,438	6,589,364
Series B	2,654,307	2,413,006	2,413,006	2,654,307	2,413,006	2,413,006	2,654,307	2,413,006	2,413,006
Series C	14,400,000	13,561,039	13,561,039	14,400,000	14,089,918	14,089,918	14,400,000	14,089,918	14,089,918
Series D	9,500,000	8,822,063	8,822,063	9,500,000	8,822,063	8,822,063	9,500,000	8,822,063	8,822,063
Series E	—	—	—	2,942,978	2,942,978	2,942,978	2,942,978	2,942,978	2,942,978

	28,662,414	26,822,713	31,478,279	31,605,392	30,267,403	34,857,329	31,605,392	30,267,403	34,857,329

Preferred Stock Warrants

On October 12, 2000, the Company issued to J.P. Morgan Partners (BHCA), L.P. (formerly known as CCP Overseas Equity Partners I. L.P.) a warrant to purchase 81,502 shares of the Company’s Series A Preferred Stock at a purchase price of $3.68 per share, upon specific terms and conditions. These warrants were subsequently repurchased by the Company in 2011.

On May 27, 2003, the Company issued to Plenus Technologies Ltd. a warrant to purchase 575,283 shares of the Company’s Series C Preferred Stock for an aggregate investment of $0.4 million, upon specific terms and conditions. On May 12, 2012, the warrants were exercised in full.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10—Convertible Preferred Stock (Continued)

On September 17, 2009, the Company issued to SVB a warrant to purchase up to aggregate 139,212 shares of the Company’s Series C Preferred Stock, at a purchase price of $1.08 per share. The warrant expires on September 16, 2019.

On October 19, 2010, the Company issued to SVB a warrant to purchase up to aggregate 220,552 shares of the Company’s Series D Preferred Stock, at a purchase price of $0.57 per share. The warrant expires on October 19, 2020.

On March 29, 2012, the Company issued to SVB a warrant to purchase up to aggregate 18,835 shares of the Company’s Series E Preferred Stock, at a purchase price of $4.25 per share. The warrant expires on March 28, 2022.

With respect to each of the SVB warrants, SVB may exercise the warrants or, from time to time, convert the warrants, in whole or in part, into the number of shares as specified in the respective agreements. The number of shares to be purchased and the exercise price of the respective warrant is subject to adjustment in the case of stock dividends or other distributions on shares of stock or any other equity or equity equivalent securities payable in shares of stock, stock splits, stock combinations, reclassifications or similar events affecting the stock. In addition, in the event of an acquisition, merger, consolidation or other reorganization event in which the Company’s shares are converted or exchange for securities, cash or other property, an initial public offering, or the Company sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its assets, then following such event, SVB will be entitled to receive upon exercise of the warrants the same kind and amount of securities they would have received had they exercised the warrants immediately prior to such transaction. If SVB elects not to exercise the warrant, the warrant will expire upon closing of such transaction. Upon the closing of any transaction other than those disclosed, the successor entity shall assume the obligations under the warrants.

The Company recorded a stock warrant liability of $0.4 million, $1.2 million and $1.4 million at December 31, 2011 and 2012 and at March 31, 2013, respectively, related to the Preferred Stock warrants issued to SVB mentioned above.

Voting Rights

Each share of Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such share of Preferred Stock could be converted and shall vote with the common stock as a single class. Each share of common stock is entitled to one vote.

Dividends

Distributions made by the Company shall be paid first as a return of capital to the holders of Preferred Stock in accordance with the applicable liquidation preferences. After the invested capital is returned to the holders of the Preferred Stock, distributions shall be made to the holders of Preferred Stock and common stock on a pro rata basis in proportion to the number of shares held by each holder, assuming conversion of the Series A, B, C and D Preferred Stock into common stock. The Preferred Stock is not subject to cumulative dividends.

Conversion

The Preferred Stock is convertible at the option of the holders into common stock of the Company. Each share of Preferred Stock shall be convertible, without payment of additional consideration by the holder and according to its will, into such number of fully paid and non-assessable common stock as is determined by dividing the adjusted original issue price by the conversion price applicable to such share.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10—Convertible Preferred Stock (Continued)

Each share of Preferred Stock will be automatically converted based on its conversion ratio into shares of common stock upon the earlier of the occurrence of a qualified Initial Public Offering, as defined, or the date specified by written consent or written agreement of at least a majority of the outstanding Preferred Stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, including a Deemed Liquidation event, the holders of the then outstanding Preferred Stock shall be entitled, before any payment is made to the holders of common stock, to receive an amount per share equal to $4.25 for Series E Preferred Stock, $0.57 for Series D Preferred Stock, $1.08 for Series C Preferred Stock, $1.08 for Series B Preferred Stock and from $2.72 to $3.68 for Series A Preferred Stock (each, the “Liquidation Preference”) plus all declared but unpaid dividends. In the event that the assets to be distributed are not sufficient to permit payment in full of such liquidation payments, the entire assets of the Company will be distributed to the holders of the convertible preferred stock beginning with the holders of Series E Preferred Stock and followed by the holders of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock, in that order. In the event that the remaining assets to be distributed are not sufficient to permit payment in full to the holders of a specific series of convertible preferred stock, the remaining assets will be distributed ratably to those holders of the specific series of convertible preferred stock. After the holders of the then outstanding Preferred Stock have been paid in full their liquidation payments, the remaining assets of the Company shall be distributed to the holders of the Preferred Stock and common stock on a pro rata basis in proportion to the number of shares held by each holder, assuming the conversion of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into common stock. In the event of an acquisition or asset transfer, the holders of Preferred Stock shall be entitled to the distribution of proceeds equal to the greater of the Liquidation Preference or the consideration the holders would receive in a liquidation event had they exercised their conversion privilege immediately prior to such acquisition or asset transfer.

As a Deemed Liquidation event under these provisions, which includes certain transactions including change in control, is not solely within the control of the Company, Preferred Stock has been classified as temporary equity.

Note 11—Common Stock, Stockholders’ Deficit and Stock Plans

Holders of common stock are entitled to one vote per share. Holders of common stock are not entitled to receive dividends unless declared by the board of directors. The voting, dividend and liquidation rights of the holders of common stock are subject to and qualified by the rights and preferences of the holders of Preferred Stock. No dividends have been declared through December 31, 2012. The common stock has a $0.01 par value.

Common stock consisted of the following shares:

	At December 31, 2011			At December 31, 2012			At March 31, 2013
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
							(Unaudited)
Common stock	46,500,000	4,721,179	4,321,179	49,500,000	7,012,930	6,612,930	49,500,000	7,100,847	6,700,847

Option Plans

The Company’s 2011 Stock Option and Grant Plan (the “2011 Plan”) was approved by the board of directors and the Company’s stockholders on October 31, 2011 and was most recently amended in June 2013. The Company has reserved an aggregate of 12,710,317 shares of common stock for the issuance of options and other equity awards under the 2011 Plan. This number is subject to adjustment in the event of a stock split, stock

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11—Common Stock, Stockholders’ Deficit and Stock Plans (Continued)

dividend or other change in the Company’s capitalization. Effective upon the closing of the anticipated initial public offering, the board of directors has determined not to grant any further awards under the 2011 Plan.

The Company’s U.S. Share Option Plan (the “U.S. Plan”) was approved by the board of directors in August 2001 and was subsequently approved by the Company’s stockholders. The U.S. Plan was most recently amended in December 2010. The Company has reserved an aggregate of 7,945,930 shares of common stock for the issuance of options under the U.S. Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. The Company has not made any grants under the U.S. Plan since the adoption of the 2011 Plan and the Company does not plan to make any further awards under the U.S. Plan.

The U.S. Plan permits the Company to make grants of incentive stock options and non-qualified stock options to the Company’s employees, directors, consultants and contractors. The shares underlying options granted under the U.S. Plan that terminate, expire or otherwise cease to exist are added to the shares of common stock available for issuance under the U.S. Plan

The Company’s Israeli Share Option Plan (the “Israeli Plan”) was approved by the board of directors in September 2001. The Israeli Plan was most recently amended in July 2006. The Company has reserved an aggregate of 3,100,000 shares of common stock for the issuance of options and other equity awards under the Israeli Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. The Company has not made any grants under the Israeli Plan since it terminated in July 2011 and does not plan to make any further awards under the Israeli Plan.

Common Stock Warrants

On March 29, 2002, the Company issued to Paymentech L.P. warrants to purchase 130,404 shares of the Company’s common stock at a purchase price of $0.73 per share. The vesting and the ability to exercise these warrants was contingent upon performance based criteria which Paymentech L.P. did not meet. Accordingly the Company has not recognized any warrant expense or liability as of December 31, 2011 and 2012 related to these warrants. These warrants expired on March 29, 2012.

On April 1, 2004, the Company issued to American Friend of Tmura, Inc. as a donation, a warrant to purchase up to aggregate 53,568 shares of the Company’s common stock, at a purchase price of par value per share. This warrant is exercisable upon the closing of a Sale Event, as defined in the warrant, or the closing of an initial public offering. This warrant shall expire on the earlier of the closing of a Sale Event or one year following the closing of an initial public offering.

Stock Options

The fair value of the outstanding options granted during 2011 and 2012 was $0.3 million and $0.9 million, respectively. Options granted under the Borderfree, Inc. 2011 Plan expire ten years after the date of grant and are granted at an exercise price of not less than 100% of the fair market value at the date of grant. Substantially all options currently outstanding vest over a period of four years. There have been no options granted with performance-based vesting.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11—Common Stock, Stockholders’ Deficit and Stock Plans (Continued)

The assumptions used to determine the fair value of stock options granted are as follows:

	Years ended December 31,
	2011	2012

Dividend yield	0%	0%
Expected volatility	80%	50%
Risk-free interest rate	1.60%	0.87%
Expected term—in years	6.25	6.25

The following table contains additional information with respect to options outstanding and exercisable at December 31, 2012:

Options outstanding			Options exercisable
Exercise prices	Number of options outstanding	Remaining weighted average life	Number of options exercisable	Remaining weighted average life
$0.17	3,047,801	5.22	2,703,050	4.88
0.23	612,260	6.08	221,260	0.81
0.29	81,187	2.19	81,187	2.19
0.30	44,732	6.53	44,732	6.53
0.73	85,402	1.00	85,402	1.00
1.30	1,270,911	9.75	52,417	9.75

	5,142,293		3,188,048

The following table summarizes employee non-vested stock option activity for the year ended December 31, 2012:

	Number of options	Weighted average grant date fair value
Non-vested options outstanding at January 1, 2012	1,810,122	$0.11
Granted	1,841,911	0.50
Vested	(1,222,949)	0.13
Forfeited	(474,839)	0.17

Non-vested options outstanding at December 31, 2012	1,954,245	$0.45

At December 31, 2012, there was $0.8 million of total unrecognized compensation cost related to non-vested stock options, net of estimated forfeitures, which is expected to be recognized over a weighted average period of 3.16 years.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11—Common Stock, Stockholders’ Deficit and Stock Plans (Continued)

Stock-based compensation expense for the Company’s stock options under the equity incentive plan included in the consolidated statements of operations is as follows (in thousands):

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Cost of revenue	$—	$—	$—	$—
Technology and operations	45	60	5	29
Research and development	22	55	3	12
Sales and marketing	25	101	11	38
General and administrative	115	107	17	29

Total stock-based compensation expense	$207	$323	$36	$108

A summary of the Company’s stock options as of December 31, 2011 and 2012, and changes during the year then ended are presented below:

Employees:	2011		2012
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at January 1,	6,805,001	$0.21	6,138,211	$0.20
Changes during the year:
Granted	2,076,677	0.17	1,841,911	1.01
Exercised	(2,678,888)	0.20	(2,291,752)	0.20
Expired / Forfeited	(64,579)	0.65	(546,077)	0.22

Outstanding at December 31,	6,138,211	0.20	5,142,293	0.47

Options exercisable at December 31,	4,291,357	$0.18	3,188,048	$0.21

The weighted average remaining contractual life at December 31, 2011 and 2012 for options outstanding was approximately 6.18 years and 6.34 years, respectively. The weighted average remaining contractual life at December 31, 2011 and 2012 for options exercisable was approximately 5.01 years and 4.61 years, respectively.

At December 31, 2011, the aggregate intrinsic values of stock options outstanding and exercisable for employees were $0.3 million and $0.2 million, respectively. At December 31, 2012, the aggregate intrinsic values of stock options outstanding and exercisable for employees were $14.2 million and $9.4 million, respectively.

Non employees:	2011
	Number of options	Weighted- average exercise price
Outstanding at beginning of the year	782,304	$0.33
Changes during the year:
Granted	—	—
Exercised	(43,595)	0.38
Cancelled / Forfeited	(738,709)	0.33

Outstanding at end of year	—	—

Options exercisable at end of year	—	—

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11—Common Stock, Stockholders’ Deficit and Stock Plans (Continued)

There were no stock options outstanding or exercisable related to non-employees during the year ended December 31, 2012.

The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the calculated fair value of such awards as of each respective period-end date. The total intrinsic value of options exercised by employees and non-employees approximated $0 and $0.6 million for the years ended December 31, 2011 and 2012, respectively.

Prior to December 2002, we issued 1,618,500 shares of our common stock, 1,361,209 options for common stock and 2,413,006 shares of our Series B preferred stock prior to receiving all of the required corporate approvals. Of the 1,361,209 options for common stock, 310,195 were exercised prior to January 1, 2011 and 197,896 were outstanding as of January 1, 2011. An additional 25,112 and 108,284 were exercised and cancelled during 2011 and 34,000 were cancelled during 2012. The remaining 30,500 outstanding options as of December 31, 2012 were exercised in February of 2013. In order to resolve any uncertainty regarding the validity of these shares, during 2013 stockholders holding these shares will exchange them for an equivalent number of identical shares of our common stock and Series B preferred stock, as applicable. The holders of these shares have the same rights and preferences as the corresponding shares described in this note, and the Company has had the ability to remediate these matters, but was previously unaware of the uncertainty. The Company has at all times treated these shares as issued and outstanding. As of July 18, 2013, 1,100,000 of these shares of common stock and 2,320,198 of these shares of Series B Preferred Stock have been exchanged for an equivalent number of identical shares of our common stock and Series B preferred stock, as applicable.

On June 10, 2013, the Company amended the 2011 Plan such that the total number of shares of Common Stock reserved for issuance increased from 11,045,930 to 12,710,317 and granted options to purchase 1,184,040 shares of common stock to employees at an exercise price of $4.02 per share and which vest over four years.

Note 12—Income Taxes

The components of U.S. and foreign income before income taxes were as follows (in thousands):

	Years ended December 31,
	2011	2012
United States	$5,503	$51
Foreign	299	449

Total	$5,802	$500

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Income Taxes (Continued)

The provision for income taxes is as follows (in thousands):

	Years ended December 31,
	2011	2012
Current provision
Federal	$58	$165
State	13	19
Foreign	—	124

Total	71	308
Deferred provision
Federal	—	—
State	—	—
Foreign	—	—

Total	—	—

Provision for income taxes	$71	$308

The differences between the U.S. federal statutory income tax rate to the Company’s effective tax rate are as follows (in thousands):

	Years ended December 31,
	2011	2012
Income tax expense at federal statutory rate	1,973	170
State and local income taxes, net of federal tax benefit	9	12
Nondeductible items	3	11
Stock-based compensation	73	103
Loss on change in fair value of warrants	144	632
Foreign rate differential	(102)	(28)
Prior year true-ups	—	(25)
Change in valuation allowance	(2,029)	(517)
Other	—	(50)

Provision for income taxes	71	308

Net deferred tax assets (liabilities) consist of the following (in thousands):

	At December 31,
	2011	2012
Deferred tax assets:
Net operating loss carryforwards	$7,801	$4,471
Accrued expenses and other	124	635
Credit carryforward	—	165

Total deferred tax assets	7,925	5,271
Less: Valuation allowance	(5,383)	(4,352)

Deferred tax assets, net of valuation allowance	2,542	919

Deferred tax liabilities:
Gain on sale of business	(2,092)	(712)
Property and equipment	(309)	(207)
Other	(141)	—

Total deferred tax liabilities	(2,542)	(919)

Net deferred tax assets	$—	$—

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12—Income Taxes (Continued)

A valuation allowance has been recognized at December 31, 2011 and 2012 to fully offset the deferred tax assets, as it has been determined that it is more likely than not that all or a portion of the deferred tax assets may not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred, after adjustments for non-recurring items, over the three-year period ended December 31, 2012. Such objective evidence limits the ability to consider other subjective evidence such as projections for future growth. On the basis of this evaluation, as of December 31, 2012, a valuation allowance of $4.4 million has been recorded. The Company intends to maintain the valuation allowance until sufficient positive evidence exists to support reversal of some or all of the valuation allowance.

At December 31, 2012, the Company had federal net operating loss carryforwards of $12.4 million and state net operating loss carryforwards of $4.8 million. The federal and state net operating loss carryforwards are subject to limitations of the Internal Revenue Code and applicable state tax law. If not utilized, a portion of the federal and state net operating loss carryforwards will begin to expire in 2023.

The Company evaluated all potential uncertain tax positions and identified no significant uncertain tax positions at December 31, 2011 and 2012. The Company’s total unrecognized tax benefits that, if recognized, would affect its effective tax rate were $0 as of December 31, 2011 and 2012. The Company has not accrued any interest or penalties as of December 31 2011 and 2012. The Company expects that the amount of unrecognized tax benefits will not change within the next 12 months.

The Company’s policy with respect to undistributed foreign subsidiaries earnings is to consider those earnings to be indefinitely reinvested and, accordingly, no related provision for U.S. federal and state income taxes has been provided. Upon distribution of those earnings’ in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes in the various countries. As of December 31, 2012, the undistributed earnings approximated $0.7 million. The determination of the future tax consequences of the remittance of these earnings is not practicable.

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. As of December 31, 2012, the Company’s federal income tax returns for the years ended 2009 through the current period and most state income tax returns for the years ended 2008 through the current period are still open to examination. In addition, all of the net operating losses and research and development credit carryforwards that may be utilized in future years are still subject to examination. The Company is not currently subject to U.S. federal, state and local, or non-U.S. income tax examinations by any tax authorities.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13—Financial Instruments and Risk Management

General

The Company is exposed to risks from changes in foreign exchange rates due to the nature of its business (see Note 1). Forward currency contracts are utilized by the Company to reduce those risks.

Foreign Exchange Risk Management

The Company is holding at December 31, 2011 and 2012 multi-currency cash valued in U.S. dollars is as follows (in thousands):

	Years ended December 31,
	2011	2012
Israeli new shekels	$358	$1028
Japanese yen	70	211
Canadian dollar	619	202
Euro	219	185
Pounds sterling	218	100
Australian dollar	443	63
Chinese renminbi	153	37
Other	16	35

	$2,096	$1,861

The Company enters into foreign forward exchange and option contracts in order to protect the Company from the risk that the fair value of existing receivables, payables and the cash flows resulting from firm or anticipated transactions of services, will be affected by changes in exchange rates. The term of all contracts is less than one year.

The amounts of the forward contracts relating to foreign currency to receive in U.S. dollars, pounds sterling, Canadian dollars, Australian dollars, euros, Japanese yen and Hong Kong dollars as of December 31, 2012 are as follows (in thousands):

	Currency to receive
Currency to pay	U.S. dollar	Australian dollar	Euro	Pounds sterling	Canadian dollar	Japanese yen	Hong Kong dollar
U.S. dollar	$—	$546	$284	$252	$214	$130	$35
Australian dollar	1,450	—	—	—	—	—	—
Canadian dollar	823	—	—	—	—	—	—
Japanese yen	325	—	—	—	—	—	—
Pounds sterling	284	—	—	—	—	—	—
Euro	284	—	—	—	—	—	—
Hong Kong dollar	57	—	—	—	—	—	—
Singapore dollar	8	—	—	—	—	—	—

Total	$3,231	$546	$284	$252	$214	$130	$35

The related assets and liabilities associated with the forward contracts are included within other current assets and accrued expenses and other, respectively.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14—Sale of Global Settlement Services Business

In March 2011, the Company entered into a definitive agreement with Cambridge Mercantile Corp. (“Cambridge”) to transfer its GSS. The term of the agreement is indefinite, with certain termination rights, for cause and for convenience, for both parties. The transaction was closed in August 2011.

Under the provisions of the agreement the Company transferred its GSS business and customers to Cambridge and is granting Cambridge a non-exclusive license to use the Company’s GSS Software and U.S. Patents and an exclusive right to the E4X Trademark solely for the purposes of operating the GSS Business. The licensed rights are non-sublicensable and non-transferable. The Company retained all ownership and other rights not specifically granted.

In consideration for transferring the GSS business and providing the license, the Company will receive a monthly cash payment based on a percentage of the earned gross revenue of the GSS business as follows; 100% in year 1, 60% in year 2, 40% in year 3 and year 4, 20% in year 5 and 10% thereafter. The agreement also provides Cambridge the right for a one-time buyout, beginning on the fourth year of the agreement, of certain future royalty payment obligations. In addition the Company is providing outsourced services to Cambridge, at cost, for certain administrative and technology support.

The Company has estimated the fair value of the transaction based upon the projected discounted cash flows expected to be received by the Company during the expected royalty period. The projected cash flows were based on historical experience and adjusted by management for known or expected changes. In addition, the Company allocated the total estimated value to its various components based on their relative fair values. These components consist of a sale of the GSS business with a resulting gain and corresponding receivable of $6.7 million recognized in 2011, and an ongoing market based royalty fee and outsourcing services fee that are recognized in the statement of operations as “Interest and other income (expense), net” when earned. The company has not recorded the sale as a discontinued operation due to significant continuing involvement.

The receivable from the sale of GSS is as follows (in thousands):

	At December 31,		At March 31, 2013
	2011	2012
			(Unaudited)
Short term receivable from sale of business	2,881	877	902
Receivable from sale of business—non-current	2,349	1,329	1,150

Total receivable from sale of business	5,230	2,206	2,052

Note 15—Employee Benefit Plan

The Company is part of a multiple employer defined contribution plan (the “Plan”). Under the Plan, eligible employees may contribute 1% to 100% of their eligible compensation not to exceed the limit of elective deferrals as defined by the applicable regulations. The Plan provides for a discretionary match of an eligible employee’s compensation and is subject to a five year vesting schedule. The Company did not make any contributions to the Plan in 2011 and 2012.

Effective January 1, 2013, the Company withdrew from the Plan and established the Borderfree, Inc. 401(k) Plan, formerly the FiftyOne, Inc. 401(k) Plan.

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16—Related Parties

Notes receivable from stockholders include full recourse promissory notes issued in conjunction with the exercise of options by certain Company executives. The notes bear interest rates at 1.17% and 1.19% compounded annually. Accrued interest and principal are due and payable upon the earlier of the termination of the employees, sale of the corresponding shares, the maturity of the notes or preceding the effective date of the Company’s filing of a registration statement under the Securities Act of 1933. The notes have a term of seven years. Notes receivable from stockholders and related accrued interest totaled $0.5 million at March 31, 2013.

Note 17—Net Income (loss) Per Share

Basic and diluted net income (loss) per share attributable to common stockholders was calculated as follows for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 and 2013 (in thousands, except share and per share data):

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
			(unaudited)
Numerator:
Net income (loss)	$5,731	$192	$(499)	$361
Net income attributable to convertible preferred stock	(5,256)	—	—	(303)
Excess consideration paid for convertible preferred stock warrant repurchases	—	(250)	—	—

Net income (loss) attributable to common stockholders - basic	$475	$(58)	$(499)	$58
Undistributed earnings reallocated from convertible preferred stock	83	—	—	27

Net income (loss) attributable to common stockholders - diluted	$558	$(58)	$(499)	$85

Denominator:
Weighted average common shares outstanding:
Basic	2,843,457	6,009,506	5,502,312	6,641,953
Effect of potentially dilutive securities:
Options to purchase shares of common stock	502,954	—	—	4,200,298
Warrants to purchase shares of common stock	51,017	—	—	53,415

Diluted	3,397,428	6,009,506	5,502,312	10,895,666

Net income (loss) per share attributable to common stockholders:
Basic	$0.17	$(0.01)	$(0.09)	$0.01

Diluted	$0.16	$(0.01)	$(0.09)	$0.01

Anti-dilutive shares excluded from diluted EPS computation:
Common stock options	3,532,192	5,142,293	4,331,112	—
Common stock warrants	—	53,568	53,568	—
Convertible preferred stock	31,478,275	34,857,329	31,404,704	34,857,329
Convertible preferred stock warrants	935,047	953,882	953,882	18,835

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17—Net Income (loss) Per Share (Continued)

Unaudited Pro Forma Net Income Per Share

Pro forma basic and diluted net income per share was calculated as follows (in thousands, except per share data):

	Year ended December 31, 2012	Three months ended March 31, 3013
(Unaudited)
Basic pro forma net income per share attributable to common stockholders:
Numerator:
Pro forma net income attributable to common stockholders

Denominator:
Weighted average common shares outstanding used in computing per share

Conversion of convertible preferred stock

Pro forma weighted average common shares outstanding used in computing per share amounts

Pro forma basic net income per share

Diluted pro forma net income per share attributable to common stockholders:

Numerator:
Pro forma net income

Denominator:

Weighted average shares outstanding used in computing per share

Options to purchase common shares
Warrants to purchase common shares
Warrants to purchase convertible preferred shares

Conversion of convertible preferred stock

Pro forma weighted average common shares outstanding used in computing per share amounts

Pro forma diluted net income per share

BORDERFREE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18—Segment Reporting and Geographic Data

The Company has determined that it operates in one reportable segment, which is international cross-border ecommerce (see Note 1). Revenue by country or geographic region is based upon the country of the consumer.

The following table summarizes revenue by country or geographic region (in thousands):

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Canada	$9,830	$20,920	$3,666	$6,718
Australia	8,001	18,028	3,859	5,440
Europe, Middle East and Africa	9,862	25,137	4,393	8,442
Asia-Pacific	3,822	12,486	2,120	3,804
Rest of World	5,278	4,813	879	1,368

Revenue	$36,793	$81,384	$14,917	$25,772

Canada accounted for 27%, 26%, 25% and 26% of total revenue for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 and 2013, respectively. Australia accounted for 22%, 22%, 26% and 21% of total revenue for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 and 2013, respectively. No other individual foreign country accounted for more than 10% of the Company’s revenue during these periods. $3.3 million of revenue related to multi-currency services mainly generated in the U.S. is included in Rest of World for the year ended December 31, 2011.

All of the Company’s trade receivables are due from customers located in the United States. No individual customer accounted for more than 10% of the Company’s trade receivables at December 31, 2011 and 2012.

All significant long-lived assets are located in the United States.

Schedule II

Activity in allowance accounts related to accounts receivable and deferred tax assets consisted of the following (in thousands):

	Balance at beginning of year	Charged to operations	Deductions	Balance at end of year
Year ended December 31, 2011:
Accounts receivable allowances	$—	55	(32)	$23
Refunds, chargebacks, parcel losses and other consumer service costs	$120	476	(523)	$73
Deferred tax asset valuation allowance	$7,900	—	(2,517)	$5,383
Year ended December 31, 2012
Accounts receivable allowances	$23	83	(34)	$72
Refunds, chargebacks, parcel losses and other consumer service costs	$73	1,890	(1,561)	$402
Deferred tax asset valuation allowance	$5,383	—	(1,031)	$4,352

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws to be effective upon completion of this offering, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intend to maintain insurance on behalf of each person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we sold the following securities on an unregistered basis:

(1) From January 1, 2010 through December 31, 2012, we sold and issued to our employees, consultants or former service providers an aggregate of 5,364,430 shares of common stock pursuant to option exercises under the 2011 Stock Option and Grant Plan at prices ranging from $0.17 to $1.30 per share for an aggregate purchase price of $1,058,454.46.

(2) From January 1, 2010 through December 31, 2012, we granted options under our 2011 Stock Option and Grant Plan to purchase an aggregate of 5,388,729 shares of common stock to our employees, directors and consultants, having exercise prices ranging from $0.17 to $1.30 per share for an aggregate exercise price of $2,467,474.36.

(3) In June and August 2012, we sold and issued 2,942,978 shares of Series E preferred stock to 27 accredited investors, at $4.25 per share, for a total consideration of approximately $12.5 million.

(4) In April and July 2010, we sold and issued 8,822,063 shares of Series D preferred stock to 18 accredited investors, at $0.57 per share, for a total consideration of approximately $5.0 million.

(5) Prior to December 2002, we issued shares of our common stock, options subsequently exercised for shares of our common stock and shares of our Series B preferred stock prior to receiving all of the required corporate approvals. In order to resolve any uncertainty regarding the validity of these shares, 1,100,000 of these shares of common stock and 2,320,198 of these shares of Series B Preferred Stock were exchanged for an equivalent number of identical shares of our common stock and Series B preferred stock, as applicable.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

•

with respect to the transactions described in paragraphs (1) and (2), Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors; and

•

with respect to the transactions described in paragraphs (3), (4) and (5), Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. Each recipient of the securities in these transactions represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient received adequate information about us or had adequate access, through his or her relationship with the registrant, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

See Exhibit Index immediately following the signature pages.

(b) Financial Statement Schedules.

See page F-37 for financial statement schedules included in this Registration Statement, which are incorporated by reference herein. All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on             , 2013.

BORDERFREE, INC.

By:
Michael A. DeSimone
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael A. DeSimone and Edwin A. Neumann, jointly and severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments (including post-effective amendments) thereto and any additional registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Michael A. DeSimone	Director and Chief Executive Officer (Principal Executive Officer)	, 2013

Edwin A. Neumann	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2013

Daniel T. Ciporin	Chairman of the Board of Directors	, 2013

William G. Bock	Director	, 2013

Stephen J. Getsy	Director	, 2013

Isaac Hillel	Director	, 2013

George Spencer III	Director	, 2013

Ofer Timor	Director	, 2013

EXHIBIT INDEX

Exhibit Number		Exhibit Title

1.1	*	Form of Underwriting Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon pricing of the offering.

3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering.

3.3	*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering.

4.1	*	Specimen Common Stock Certificate of the Registrant.

4.2		Fourth Amended and Restated Investor Rights Agreement, dated June 28, 2012.

4.3		Warrant to Purchase Common Stock dated April 1, 2004 issued by the Registrant to American Friends of Tmura, Inc.

4.4		Warrant to Purchase Stock dated September 17, 2009 issued by the Registrant to Silicon Valley Bank.

4.5		Warrant to Purchase Stock dated October 19, 2010 issued by the Registrant to Silicon Valley Bank.

4.6		Warrant to Purchase Stock dated March 29, 2012 issued by the Registrant to Silicon Valley Bank.

5.1	*	Opinion of Goodwin Procter LLP.

10.1	#*	Form of Director and Executive Officer Indemnification Agreement.

10.2	#	2011 Stock Option and Grant Plan and forms of option agreements thereunder.

10.3	#*	2013 Stock Option and Incentive Plan and forms of option agreements thereunder to be in effect upon the closing of this offering.

10.4		Agreement of Lease, dated February 14, 2012, as amended on March 20, 2013, between the Registrant and 292 Madison Avenue Leasehold LLC.

10.5		Amended and Restated Loan and Security Agreement, dated April 18, 2013, between the Registrant and Silicon Valley Bank.

21.1		List of Subsidiaries of the Registrant.

23.1	*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.
#	Indicates a management contract or compensatory plan.